As filed with the Securities and Exchange Commission on February 3, 2006.
Registration No. 333-131223

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form F-7
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WESTERN FOREST PRODUCTS INC.
(Exact name of registrant as specified in its charter)

Canada	2421	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Western Forest Products Inc.
435 Trunk Road
3rd Floor
Duncan, British Columbia, V9L 2P9
Canada
(250) 748-3711
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
CT Corporation
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 590-9330
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Andrew J. Beck, Esq.
Torys LLP
237 Park Avenue
New York, New York 10017
(212) 880-6000
      Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
      This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box:     ☐
      If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

ITEM 1.	HOME JURISDICTION DOCUMENT
      Rights Offering Prospectus.

ITEM 2.	INFORMATION LEGENDS
      See the outside front cover page of the Rights Offering Prospectus.

ITEM 3.	INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
      Not applicable.

ITEM 4.	LIST OF DOCUMENTS FILED WITH THE COMMISSION
      The documents filed with the U.S. Securities and Exchange Commission as part of the Registration Statement are listed in the Rights Offering Prospectus under the caption “Documents Filed as Part of the Registration Statement.”

I-1

      This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Western Forest Products Inc., at 3rd Floor, 435 Trunk Road, Duncan, British Columbia V9L 2P9, Telephone 250-748-3711, and are also available electronically at www.sedar.com. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Western Forest Products Inc. at the above mentioned address and telephone number and is also available at www.sedar.com.
Short Form Prospectus

Rights Offering	January 31, 2006
WESTERN FOREST PRODUCTS INC.
$295,000,000
Rights to Subscribe for up to 178,781,770 Subscription Receipts
each Subscription Receipt representing the right to receive one Common Share at a Price of $1.65 per Subscription Receipt
        Western Forest Products Inc.’s (“Western”) head office is located at 3rd Floor, 435 Trunk Road, Duncan, British Columbia V9L 2P9 and its registered office is located at Suite 2100, 1075 West Georgia Street, Vancouver, British Columbia V6E 3G2. Western is issuing to registered holders (“Holders”) of its outstanding common shares (“Common Shares”) as at the close of business (Toronto time) on February 13, 2006 (the “Record Date”) rights (“Rights”) to subscribe for subscription receipts (“Subscription Receipts” and the “Rights Offering,” respectively). A Holder is entitled to be issued one Right for each Common Share held. Except as described below, only a Holder (“Eligible Holder”) of Common Shares at the close of business on the Record Date with an address of record in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and the States of Alabama, Alaska, Connecticut, Delaware, Florida, Hawaii, Indiana, Iowa, Kansas, Louisiana, Maryland, Massachusetts, Michigan, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New York, North Carolina, North Dakota, Oklahoma, Pennsylvania, Rhode Island, South Dakota, Tennessee, Texas, Vermont, Virginia, Washington, West Virginia or Wyoming or the District of Columbia (collectively, the “Eligible Jurisdictions”) is entitled to receive a certificate representing such Rights (“Rights Certificates”). Each Right entitles the holder thereof to subscribe for 6.975 Subscription Receipts at a price of $1.65 each (the “Subscription Price”) on or before 4:00 p.m. (Toronto time) (the “Expiry Time”) on March 9, 2006, (the “Expiry Date”). Each Subscription Receipt will be automatically exchanged for one Common Share of Western without payment of additional consideration at 5:00 p.m. (Toronto time) on the Closing Date (as defined below). If the exchange of Subscription Receipts would result in a holder or group of holders beneficially owning, or exercising control or direction over, 50% or more of the Common Shares, Western will permit the exchange of only that portion of the Subscription Receipts owned by such holder(s) that would result in the holder(s) beneficially owning, or exercising control or direction over, 49% of the Common Shares then outstanding (the “Exchange Limitation”). The balance of the Subscription Receipts beneficially owned, or controlled or directed, by those holder(s) will remain outstanding after the Closing Date and will be exchanged for non-voting common shares of Western to be issued at a future date as described under “Details of the Rights Offering — Non-Voting Shares”. Holders of Rights who exercise their Rights in full are entitled to subscribe for additional Subscription Receipts, if any, offered under the Rights Offering and not otherwise subscribed for by the Expiry Time on the Expiry Date. See “Details of the Rights Offering — Additional Subscription Privilege”.
      This short form prospectus (the “Prospectus”) qualifies the distribution of the Rights and the Subscription Receipts. The Rights are transferable (subject to certain restrictions for holders in the United States) and divisible. The Rights will be listed on the Toronto Stock Exchange (“TSX”) and will be posted for trading until noon (Toronto time) on the Expiry Date. The TSX has conditionally approved the listing of the Subscription Receipts and the Common Shares issuable in exchange for the Subscription Receipts. Listing will be subject to Western fulfilling all of the listing requirements of the TSX.

Subscription Price: $1.65 per Subscription Receipt
(upon the exercise of one Right for 6.975 Subscription Receipts)

	Subscription	Proceeds to
	Price	Western(1)

Per Subscription Receipt	$1.65	$1.65
Total(2)	$294,989,921	$294,989,921

(1)	Before deducting expenses relating to the Rights Offering and the acquisition of Cascadia, estimated at $6,000,000, which are payable by Western.

(2)	After giving effect to the Standby Commitment. See “Details of the Rights Offering — Standby Commitment”.
      The Common Shares are listed on the TSX under the symbol “WEF”. The closing price for the Common Shares on the TSX on January 31, 2006, the last date on which there was a trade reported in the Common Shares prior to the date on which the exercise price of the Rights was established by Western, was $1.69 per Common Share.
      Western entered into a Standby Purchase Agreement with Tricap Management Limited (“Tricap”) dated as of November 10, 2005 (the “Standby Agreement”). Pursuant to the Standby Agreement, Tricap has the obligation to purchase all of the Subscription Receipts not otherwise purchased pursuant to the Rights Offering at the Subscription Price on the closing date of the Rights Offering (the “Standby Commitment”). Tricap will not be paid a standby fee in consideration for the Standby Commitment. See “Details of the Rights Offering — Standby Commitment”.
      Pursuant to the Standby Agreement, Tricap also has an option (the “Tricap Option”) to acquire additional Subscription Receipts if the ownership interest of the Tricap Group (as defined herein) would be less than 45% of the outstanding Common Shares of Western following the exchange of all Subscription Receipts. This Prospectus also qualifies the distribution of the additional Subscription Receipts issuable pursuant to the Tricap Option.
      To subscribe for Subscription Receipts, a completed Rights Certificate, together with payment in full of the Subscription Price for each Subscription Receipt subscribed for, must be received by Computershare Investor Services Inc. (the “Subscription Agent”) at the 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 by the Expiry Time on the Expiry Date. Rights not exercised by the Expiry Time on the Expiry Date will be void and of no value. If a Holder does not exercise the Holder’s Rights, then the Holder’s current holdings of Common Shares will be diluted as a result of the exercise of Rights by others. Even if a Holder does exercise the Holder’s Rights, the Holder’s ownership interest in Western could still be diluted as a result of the Tricap Option. See “Details of the Rights Offering — Tricap Option”.

      The Rights are not qualified under the securities laws of any jurisdiction other than the Eligible Jurisdictions (an “Ineligible Jurisdiction”) and, except under the circumstances described herein, Rights may not be exercised by or on behalf of a holder of Rights resident in an Ineligible Jurisdiction (an “Ineligible Holder”). Rights Certificates will not be sent to Holders with addresses of record in any Ineligible Jurisdiction. Instead, such Ineligible Holders will be sent a letter advising them that their Rights Certificates will be held by the Subscription Agent, who will hold such Rights as agent for the benefit of all such Ineligible Holders. See “Details of the Rights Offering — Ineligible Holders”.
      Western and Trilon Bancorp Inc. (“Seller”) have entered into an agreement dated as of November 10, 2005 providing for the acquisition (the “Acquisition”) of Cascadia Forest Products Ltd. (“Cascadia”). Cascadia owns or operates four specialized sawmills, a “custom cut” business and four remanufacturing facilities, and has an allowable annual cut of approximately 3.6 million cubic metres.
      Western’s gross proceeds from the issuance of the Subscription Receipts (the “Escrowed Funds”) will be held by Computershare Trust Company of Canada as Subscription Receipt Agent (the “Subscription Receipt Agent”) and invested in short-term obligations of, or guaranteed by, the Government of Canada or a province or a Canadian chartered bank. Provided (1) all necessary filings have been made, waiting periods have expired and approvals have been obtained to allow for both the Acquisition and the resulting level of ownership of Western by Tricap; (2) the closing date of the Acquisition shall have occurred; and (3) either Western’s 15% senior secured notes due July 28, 2009 have been redeemed or the conditions for legal defeasance shall have been satisfied (collectively, the “Exchange Conditions”) on or prior to May 10, 2006 (the “Drop Dead Date”), the Escrowed Funds, together with interest thereon, will be released to Western on the date Western confirms to the Subscription Receipt Agent that the Exchange Conditions have been satisfied (the “Closing Date”). If the Exchange Conditions are not satisfied on or prior to the Drop Dead Date or the Termination Date (as defined herein), the Subscription Receipt Agent will return to holders of Subscription Receipts following the earlier of the Drop Dead Date or the Termination Date, an amount equal to the subscription proceeds for the Subscription Receipts and their pro rata entitlements to interest on such amount less applicable withholding taxes, if any. All of the Escrowed Funds will be released by the Subscription Receipt Agent on the Closing Date, notwithstanding that some Subscription Receipts may remain outstanding in accordance with the Exchange Limitation. See “Details of the Rights Offering — Subscription Receipts”.
      This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that those requirements are different from those of the United States. Consolidated financial statements included herein and incorporated by reference in this Prospectus have been prepared in accordance with Canadian generally accepted accounting principles, and may not be comparable to financial statements of United States companies.
      The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Western is organized under the laws of Canada, that some or all of its officers and directors are residents of a country other than the United States, that some or all of the experts named in the Prospectus may be residents of Canada, and that a substantial portion of the assets of Western and those persons may be located outside of the United States.
      THESE RIGHTS AND SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
      Prospective investors should be aware that the acquisition or disposition of the securities described in this Prospectus and the expiry of an unexercised Right may have tax consequences in Canada, the United States, or elsewhere, depending on each particular prospective investor’s specific circumstances. Such consequences for investors who are resident in, or citizens of, the United States are not described fully herein. Prospective investors should consult their own tax advisors with respect to such tax considerations.

      There is no managing or soliciting dealer for the Rights Offering and no fee of any kind will be paid by Western for the solicitation of the exercise of Rights. No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.
      Western has retained Georgeson Shareholder Communications Inc. to act as Information Agent in connection with the Rights Offering.
      Certain legal matters in connection with the Rights Offering will be passed upon on behalf of Western by Torys LLP, Toronto, Ontario and New York, New York.
      Investments in the Subscription Receipts and Common Shares are subject to a number of risks. The risk factors outlined or incorporated by reference in this Prospectus should be carefully reviewed and considered by prospective purchasers in connection with an investment in the Subscription Receipts and Common Shares. See “Risk Factors”.

SCHEDULE A
Fairness Opinion of BMO Nesbitt Burns Inc.
SCHEDULE B
Fairness Opinion of Scotia Capital Inc.

ii

PRELIMINARY INFORMATION
      In this short form prospectus (the “Prospectus”), unless the context otherwise requires, the “Company”, “we”, “us”, and “our” and similar terms refer to Western Forest Products Inc. and its subsidiaries and “Western” refers to Western Forest Products Inc. Please refer to the “Glossary of Selected Terms” in this Prospectus for an explanation of certain defined terms used in this Prospectus.
      On July 27, 2004, Doman Industries Limited (“Doman”) and certain of its subsidiaries (collectively with Doman, the “Predecessor”) implemented a Plan of Compromise and Arrangement under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) and reorganization under the Canada Business Corporations Act (“CBCA”) (the “Plan”) and emerged from protection under the CCAA. We were incorporated under the CBCA on April 27, 2004 under the name “4204247 Canada Inc.” for the purposes of implementing the Plan. On June 21, 2004, we changed our name to “Western Forest Products Inc.”. On July 27, 2004, the Plan implementation date, we acquired the solid wood and pulp assets of our Predecessor. Until the Plan was implemented, we did not carry on business and had no material assets or liabilities. We commenced business on July 28, 2004 after the implementation of the Plan.
      We are required by applicable securities legislation to include or incorporate by reference in this Prospectus certain financial information of our Predecessor. Our consolidated financial information and other operating information subsequent to the Plan implementation may not be comparable with the consolidated financial information and other operating information of the Predecessor prior to the Plan implementation due to differences in our corporate and financial structure from that of our Predecessor, the application of “fresh start” accounting as explained in note 1 of our consolidated audited financial statements that are incorporated by reference in this Prospectus as a result of the implementation of the Plan and differences in certain accounting policies from those applied by our Predecessor. Accordingly, comparisons of our results with those of our Predecessor should be undertaken with caution and any discussion related thereto reviewed with caution.
      Unless otherwise specified, all monetary amounts are expressed in Canadian dollars and all accounting information is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).
      Unless otherwise specified, Canada – U.S. currency exchange rates referenced herein are based on the Bank of Canada noon rate.
FORWARD-LOOKING STATEMENTS
      This Prospectus, including the documents incorporated herein by reference, contains forward-looking information and forward-looking statements within the meaning of applicable Canadian securities laws and the United States Securities Exchange Act of 1934. Those statements appear in a number of places in this Prospectus and in the documents incorporated herein by reference and include statements regarding our intent, belief or current expectations primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and our future operating performance. Such statements may be indicated by words such as “estimate”, “expect”, “anticipate”, “plan”, “intend”, “believe”, “will”, “should”, “may” and similar words and phrases. Readers are cautioned that any such forward-looking information and statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking information and statements as a result of various factors, including general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, changes in government regulation and in the application or interpretation of existing legislation and regulations, fluctuations in demand and supply for our products, industry production levels, our ability to execute our business plan and misjudgements in the course of preparing forward-looking statements. The information contained in this Prospectus, including the documents incorporated herein by reference, identifies important factors, including the risks set forth in “Risk Factors” herein, that could cause such differences. There can be no assurance that the expectations of our management will prove to be correct.

Consequently, all forward-looking information and statements made in this Prospectus are qualified by these cautionary statements and other cautionary statements and factors contained herein. See “Risk Factors”.
      Specific reference is made to “Risk Factors” herein, “Risk Factors” in the AIF (as hereinafter defined) and the risks and uncertainties discussed in Management’s Discussion and Analysis (“MD&A”) incorporated by reference in this Prospectus for a discussion of the factors underlying the forward-looking information and statements.
EXCHANGE RATES
      In this Prospectus, all dollar amounts are expressed in Canadian dollars (“$”), unless otherwise indicated. The following table reflects the low and high rates of exchange for one U.S. dollar (“U.S.$”), expressed in Canadian dollars, during the periods noted, the rates of exchange at the end of such periods and the average of such exchange rates on the last business day of each month during such periods, based on the Bank of Canada noon spot rate of exchange.
      On January 31, 2006, the Bank of Canada noon spot rate of exchange was U.S.$1.00 = $1.1439.

	Nine Months Ended			Three Months Ended
	September 30,			September 30,

	2005	2004	2003	2005	2004

Low for the period	$1.1611	$1.2639	$1.3342	$1.1611	$1.2639
High for the period	$1.2704	$1.3968	$1.5747	$1.2432	$1.3348
Rate at the end of the period	$1.1611	$1.2639	$1.3504	$1.1611	$1.2639
Average noon spot rate for the period	$1.2239	$1.3280	$1.4295	$1.2012	$1.3072

	Twelve Months Ended
	December 31,

	2004	2003	2002

Low for the period	$1.1774	$1.2924	$1.5110
High for the period	$1.3968	$1.5747	$1.6132
Rate at the end of the period	$1.2036	$1.2924	$1.5796
Average noon spot rate for the period	$1.3015	$1.4015	$1.5704
DOCUMENTS INCORPORATED BY REFERENCE
      The following documents, which we have filed with the various securities commissions or similar authorities in certain provinces of Canada, are specifically incorporated by reference and form an integral part of this Prospectus:

(a) our audited consolidated financial statements, the notes thereto and the auditors report thereon for the period from July 28, 2004 to December 31, 2004, together with the amended MD&A for such audited consolidated financial statements;

(b) our unaudited comparative interim consolidated financial statements for the three and nine months ended September 30, 2005 and the notes thereto contained in our quarterly report together with MD&A for such interim consolidated financial statements;

(c) our management proxy circular dated May 9, 2005 prepared in connection with the annual meeting of our shareholders held on June 15, 2005;

(d) our annual information form for the fiscal period ended December 31, 2004, dated March 24, 2005 (the “AIF”);

(e) our material change report dated January 12, 2005 with respect to the settlement framework agreement with the British Columbia Ministry of Forests (the “Ministry of Forests”), as refiled in the English language on January 12, 2005 and as filed in the French language on November 15, 2005;

(f) our material change report dated January 21, 2005 with respect to the appointment of a new Chief Financial Officer, as filed in the English language on January 25, 2005 and as filed in the French language on November 15, 2005;

(g) our material change report dated June 17, 2005 with respect to taking down-time at certain operations and the deferring of 50% of interest due on the U.S.$221,000,000 15% senior secured notes (the “Secured Bonds”), as filed in the English language on June 17, 2005 and as filed in the French language on November 15, 2005;

(h) our material change report dated August 12, 2005 with respect to the permanent closure of our Silvertree sawmill and the indefinite curtailment of our Saltair sawmill, as filed in the English language on August 12, 2005 and as filed in the French language on November 15, 2005;

(i) our material change report dated August 22, 2005 with respect to our results for the second quarter ended June 30, 2005, as filed in the English language on August 22, 2005 and as filed in the French language on December 1, 2005;

(j) our material change report dated November 21, 2005 with respect to our acquisition of Cascadia Forest Products Ltd. (“Cascadia”) (the “Acquisition”) and new equity and debt financing sufficient to fund the Acquisition, refinance our outstanding Secured Bonds and provide working capital, as filed in the English language on November 21, 2005 and as refiled in the French language on January 5, 2006;

(k) our amended material change report dated December 23, 2005 with respect to the closure of our Squamish pulp mill, entering into a new long-term fibre supply agreement and the acquisition of TFL 37 as part thereof, as refiled in the English language on December 23, 2005 and as filed in the French language on January 13, 2006; and

(l) the audited consolidated financial statements of Doman for the period from January 1, 2004 to July 27, 2004 and for the years ended December 31, 2003 and 2002 contained in Item 17 of our Annual Report on Form 20-F/ A (Amendment No. 2) as filed on January 13, 2006 (the “Form 20-F/ A”).
      Any document of the type referred to in the preceding paragraph (excluding confidential material change reports) filed by us with a securities commission or any similar authority in Canada after the date of this Prospectus and prior to the termination of the offering hereunder shall be deemed to be incorporated by reference in this Prospectus.
      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or replaces such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this Prospectus.
      Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Western Forest Products Inc., at 3rd Floor, 435 Trunk Road, Duncan, British Columbia V9L 2P9, Telephone 250-748-3711. These documents are also available through the Internet on SEDAR, which can be accessed online at www.sedar.com, except as noted above, under our name, “Western Forest Products Inc.”. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Western Forest Products Inc. at the above-mentioned address and telephone number and is also available at www.sedar.com.
      Potential U.S. purchasers of our common shares (the “Common Shares”) that are Eligible Holders (as defined below) are encouraged to review our Form 20-F/ A filed with the U.S. Securities and Exchange Commission and available through the Internet on EDGAR at www.sec.gov and on SEDAR at www.sedar.com under our name, “Western Forest Products Inc.” That report includes, among other things, a reconciliation of our financial statements to U.S. GAAP and an explanation of the differences between U.S. GAAP and Canadian GAAP.
DETAILS OF THE RIGHTS OFFERING
Issue of Rights and Rights Certificates
      We are issuing to registered holders (“Holders”) of our outstanding Common Shares as at the close of business (Toronto time) on February 13, 2006 (the “Record Date”) rights (the “Rights”) to subscribe for Subscription Receipts (the “Rights Offering”). A Holder is entitled to be issued one Right for each Common Share held.
      Except as described below, only Holders (“Eligible Holders”) of Common Shares at the close of business (Toronto time) on the Record Date with an address of record in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and the States of Alabama, Alaska, Connecticut, Delaware, Florida, Hawaii, Indiana, Iowa, Kansas, Louisiana, Maryland, Massachusetts, Michigan, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New York, North Carolina, North Dakota, Oklahoma, Pennsylvania, Rhode Island, South Dakota, Tennessee, Texas, Vermont, Virginia, Washington, West Virginia or Wyoming or the District of Columbia (collectively, the “Qualifying U.S. States”) (an “Eligible Jurisdiction”) is entitled to receive a certificate representing such Rights (“Rights Certificates”). Each Right entitles the holder thereof resident in an Eligible Jurisdiction and, provided certain conditions as described herein are met, resident in an Ineligible Jurisdiction to subscribe for 6.975 Subscription Receipts at a price of $1.65 each (the “Subscription Price”) on or before 4:00 p.m. (Toronto time) (the “Expiry Time”) on March 9, 2006 (the “Expiry Date”). See “Details of the Rights Offering — Subscription Receipts”.
      Only subscriptions for whole Subscription Receipts will be accepted. No fractional Subscription Receipts will be issued. Holders of Rights who exercise their Rights in full are also entitled to subscribe for additional Subscription Receipts, if any, not otherwise taken up by the Expiry Time on the Expiry Date. See “Details of the Rights Offering — Additional Subscription Privilege”.
      Rights are evidenced by Rights Certificates which are transferable (subject to certain restrictions for holders in the United States) and divisible. A Right does not entitle the holder thereof to any rights whatsoever as a security holder of us other than to subscribe for and purchase Subscription Receipts as described herein.
      A Rights Certificate evidencing the total number of Rights to which an Eligible Holder is entitled is being mailed, together with a copy of this Prospectus, to each Eligible Holder with an address of record in an Eligible Jurisdiction.
      The Rights are not qualified under the securities laws of any jurisdiction other than the Eligible Jurisdictions (each other jurisdiction, an “Ineligible Jurisdiction”) and, except as permitted herein, Rights may not be exercised by or on behalf of a holder resident in an Ineligible Jurisdiction (an “Ineligible Holder”). Rights Certificates will not be sent to Holders of Common Shares with addresses of record in any Ineligible Jurisdiction. Instead, such Ineligible Holders will be sent a copy of this Prospectus with a letter advising them that their Rights Certificates will be issued to and held on their behalf by Computershare Investor Services Inc. (the “Subscription Agent”), as agent for their benefit.

      Ineligible Holders not resident in the United States who have demonstrated to us that the exercise of the Rights and issuance of the Subscription Receipts upon the exercise of the Rights is not prohibited by local securities laws and does not require us to file any documents, make any application, or pay any amount in their jurisdiction of residence (collectively, “Accredited Holders”) on or before the tenth day prior to the Expiry Date will be entitled to direct the Subscription Agent to exercise their Rights on their behalf. Such Ineligible Holders will be required to submit payment in full of the Subscription Price for each Subscription Receipt subscribed for to the Subscription Agent at the address noted above on or prior to the Expiry Time on the Expiry Date. Rights that Ineligible Holders would otherwise be entitled to receive will be held by the Subscription Agent who will, prior to the Expiry Time on the Expiry Date, attempt to sell such Rights (other than those held for Accredited Holders that have directed the Agent to exercise their rights) on the open market, on a best efforts basis, and the net proceeds thereof, if any, will be forwarded to such Ineligible Holders as described herein. See “Details of the Rights Offering — Ineligible Holders”.
      Rights delivered to brokers, dealers or other intermediaries may not be delivered by such intermediaries to beneficial holders of Common Shares unless such holders are resident in an Eligible Jurisdiction. Such intermediaries can only exercise such Rights on behalf of Ineligible Holders if they can demonstrate to us that such issuance is lawful as described below and they have submitted payment in full of the Subscription Price to the Subscription Agent on or prior to the Expiry Time on the Expiry Date. Intermediaries in an Ineligible Jurisdiction, including the United States (other than the Qualifying U.S. States), will only be entitled to direct the Subscription Agent to exercise rights to the extent they certify to us on or before the tenth day prior to the Expiry Date that the exercise of Rights and the issuance of the Subscription Receipts upon exercise of the Rights and the issuance of the Common Shares upon the exchange of the Subscription Receipts is not prohibited in the jurisdiction of residence of Ineligible Holders whose Common Shares are beneficially held through such intermediaries, and they have submitted payment in full of the Subscription Price to the Subscription Agent on or prior to the Expiry Time on the Expiry Date.
     Shareholders Resident in the United States
      We have filed with the SEC in the United States a Registration Statement on Form F-7 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) so that Subscription Receipts issuable upon the exercise of the Rights will not be subject to transfer restrictions. However, the Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by persons through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no “directed selling efforts”, as that term is defined in Regulation S, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to our “affiliates”, as that term is defined under the U.S. Securities Act.
Subscription Receipts
      The Subscription Receipts will be issued on the fifth business day following the Expiry Time pursuant to the Subscription Receipt Agreement. The Subscription Receipts will be issued in certificated form. The following is a summary of the material attributes and characteristics of the Subscription Receipts. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms of the Subscription Receipt Agreement, as filed with certain of the securities regulatory authorities in Canada.
      In the Standby Agreement, we agreed that the Subscription Price would be 85% of the volume weighted average price of the Common Shares on the Toronto Stock Exchange (“TSX”) for the ten day period ending prior to the date of the filing of the final prospectus, subject to a minimum price of $1.65 and a maximum price of $2.75. Since 85% of the volume weighted average price for the ten day period prior to the filing of the final prospectus was less than $1.65, the Subscription Price was fixed at $1.65.

      The transfer register with respect to the Subscription Receipts shall be closed at 5:00 p.m. (Toronto time) on the Closing Date. Each Subscription Receipt will be automatically exchanged for one Common Share without payment of additional consideration at 5:00 p.m. (Toronto time) on the Closing Date (as defined below). If the exchange of Subscription Receipts would result in a holder or group of holders beneficially owning, or exercising control or direction over, 50% or more of the Common Shares, Western will permit the exchange of only that portion of the Subscription Receipts owned by such holder(s) that would result in the holder(s) beneficially owning, or exercising control or direction over, 49% of the Common Shares then outstanding (the “Exchange Limitation”). The balance of the Subscription Receipts owned, or controlled or directed, by those holder(s) will remain outstanding after the Closing Date and will be exchanged for non-voting shares of Western (“Non-Voting Shares”) to be issued at a future date as described under “Details of the Rights Offering — Non-Voting Shares”. The Subscription Receipts remaining outstanding after the Closing Date in accordance with the Exchange Limitation will not continue to be listed and posted for trading on the TSX.
      The Closing Date is the date on which we confirm to the Subscription Receipt Agent that (1) all necessary regulatory filings have been made, waiting periods have expired and approvals have been obtained to allow for both the Acquisition and the resulting level of ownership of us by Tricap; (2) the closing date of the Acquisition has occurred; and (3) either the Secured Bonds shall have been redeemed or the conditions for legal defeasance shall have been satisfied (collectively, the “Exchange Conditions”) on or prior to May 10, 2006 (the “Drop Dead Date”). To the extent that the exchange of the Subscription Receipts would result in a change of control of us for the purpose of British Columbia forestry legislation, the required regulatory approvals shall include a determination by us, acting reasonably, that the British Columbia Minister of Forests (the “Minister of Forests”) will not take remedial action, including the revocation of timber tenures held by us or Cascadia which would be material to us on a consolidated basis.
      The Escrowed Funds will be delivered by the Subscription Receipt Agent and invested in short-term obligations of, or guaranteed by, the Government of Canada pending the Closing Date. At that time the Escrowed Funds, together with interest thereon, will be released to us and holders of Subscription Receipts will receive, without payment of additional consideration, one Common Share for each Subscription Receipt held.
      The Subscription Receipt Agent will release the Escrowed Funds and interest thereon to us against our irrevocable direction to the Subscription Receipt Agent (in its capacity as registrar and transfer agent of our Common Shares) to issue one Common Share for each Subscription Receipt held to the holders of the Subscription Receipts as of the Closing Date (subject to the Exchange Limitation). All of the Escrowed Funds will be released by the Subscription Receipt Agent upon the delivery of this direction, notwithstanding that some Subscription Receipts may remain outstanding in accordance with the Exchange Limitation.
      To the extent that a holder’s Subscription Receipts are not exchanged for Common Shares in accordance with the Exchange Limitation, those Subscription Receipts will remain outstanding until such time as Western has amended its articles to create the Non-Voting Shares as a new class of its authorized share capital. Immediately upon the effectiveness of such amendment, each of those Subscription Receipts will be automatically exchanged for one Non-Voting Share without payment of additional consideration.
      Obtaining a certificate representing the Common Shares or Non-Voting Shares which a holder of Subscription Receipts is entitled to receive will require the surrender of the certificate representing the same at the office of the Subscription Receipt Agent in Toronto, Ontario, Vancouver, British Columbia, or Calgary, Alberta. If any certificates representing Subscription Receipts have not been surrendered one year after the Closing Date (or one year after we have amended our articles to create the Non-Voting Shares in the case of Subscription Receipts subject to the Exchange Limitation), the Subscription Receipt Agent will mail the certificates representing the Common Shares or Non-Voting Shares which the holders thereof are entitled to receive to their addresses of record.
      If the Exchange Conditions are not satisfied prior to the earlier of the Drop Dead Date and the date upon which we deliver to the Subscription Receipt Agent notice of the termination of either the share purchase agreement dated November 10, 2005 between us and Trilon Bancorp Inc. (“Seller”) regarding the Acquisition

(the “Acquisition Agreement”) or the loan agreement to be entered into between us and Brookfield Bridge Lending Fund Inc. (“BBLF”), as the lender designated by Tricap in accordance with the committed debt term sheet dated November 10, 2005 between Western and Tricap (the “Bridge Lending Commitment”) (the “Termination Date”), holders of Subscription Receipts shall be entitled to receive an amount equal to the subscription proceeds for the Subscription Receipts and their pro rata entitlements to interest on such amount (less applicable withholding tax, if any). The Escrowed Funds, together with interest thereon, will be applied towards payment of such amount. In the event that the Escrowed Funds and interest thereon are not sufficient to repay the subscription proceeds, each holder shall receive its pro rata share of such amount.
      The issuance of a cheque in payment of such amount for the Subscription Receipt will require the surrender of the certificate(s) representing the same at the office of the Subscription Receipt Agent in Toronto, Ontario, Vancouver, British Columbia or Calgary, Alberta. If any certificates representing Subscription Receipts have not been surrendered one year after the Termination Date, the Subscription Receipt Agent will mail the cheques that the holders are entitled to receive to their last addresses of record.
      If at any time before the date on which Subscription Receipts are exchanged for Common Shares or Non-Voting Shares, as applicable, we subdivide or consolidate our outstanding Common Shares, then the number of shares obtainable on exchange of the outstanding Subscription Receipts will be adjusted to prevent the interest of the holders of Subscription Receipts from being diluted. In addition, if, prior to the date of issue of a share in respect of a Subscription Receipt, there is a reclassification or other change of the Common Shares or any reorganization, amalgamation, merger or sale of all or substantially all of our assets, the outstanding Subscription Receipts will thereafter evidence the right of the holder to receive the securities, property or cash deliverable in exchange for or on conversion of or in respect of the share to which the holder of a share would have been entitled immediately after such event. Similarly, any distribution to all or substantially all of the holders of Common Shares of rights, options, warrants, evidences of indebtedness or assets will result in an adjustment in the number of shares to be issued to holders of outstanding Subscription Receipts. Alternatively, such securities, evidences of indebtedness or assets may, at our option, be issued to the Subscription Receipt Agent and delivered to holders of Subscription Receipts following the Closing Date.
      No fractional Common Shares or Non-Voting Shares will be issued.
      From time to time while any Subscription Receipts are outstanding, we and the Subscription Receipt Agent, without the consent of the holders of the Subscription Receipts, may amend or supplement the Subscription Receipt Agreement for certain purposes, including making any change that, in the opinion of the Subscription Receipt Agent, does not prejudice the rights of the holders of the Subscription Receipts. The Subscription Receipt Agreement will provide for other modifications and alterations thereto and to the Subscription Receipts issued thereunder by way of a special resolution. The term “special resolution” will be defined in the Subscription Receipt Agreement to mean a resolution passed by the affirmative votes of the holders of not less than 66 2/3% of the number of outstanding Subscription Receipts represented and voting at a meeting of Subscription Receipt holders or an instrument or instruments in writing signed by holders of not less than 66 2/3% of the number of outstanding Subscription Receipts.
      We may from time to time purchase by private contract or otherwise any of the Subscription Receipts.
Non-Voting Shares
      We will agree in the Subscription Receipt Agreement that, if the Exchange Limitation will apply such that the Subscription Receipts beneficially owned, or over which control or discretion is exercised, by one or more holders cannot be exchanged for Common Shares, we will seek the approval of the holders of our Common Shares at our next scheduled meeting of shareholders to amend our articles of incorporation to create the Non-Voting Shares, which shall be no later than June 30, 2006. It is not expected that the Non-Voting Shares will be listed on the TSX or any other public market. The attributes of the Common Shares and the Non-Voting Shares after giving effect to the amendments to our articles of incorporation will be substantially as set out below:
      Voting Rights. The Common Shares entitle the holders thereof to one vote per share. The Non-Voting Shares will not entitle the holders thereof to any votes at meetings of our shareholders, subject to the condition that the Non-Voting Shares will entitle the holders thereof to one vote per share on any vote relating to our liquidation, dissolution or winding-up, or the sale, lease or exchange of all or substantially all of our property and as otherwise provided by law or any amendment that would add, change or remove attributes of the Non-Voting Shares or of any class of share adversely affecting the Non-Voting Shares either separately or in relation to the Common Shares.
      Payment of Dividends. The holders of Common Shares and Non-Voting Shares will participate equally with each other in respect of the payment of dividends, including the amount per share of the dividend.
      Distribution of Assets. The Common Shares and Non-Voting Shares will rank equally with each other in respect of the return of capital in the event of the liquidation, dissolution or other distribution of our assets for the purpose of winding up our affairs.
      Preservation of Rights. If either of the Common Shares or Non-Voting Shares are subdivided, consolidated, reclassified or otherwise changed, appropriate adjustments would be made at the same time to the rights attaching to the shares of the other class to ensure the preservation of the rights of each class in relation to those of the other.
      Conversion Right. We may convert the Non-Voting Shares into Common Shares on a one-for-one basis, in whole or in part, at any time in our sole discretion; provided that our Board of Directors is at that time of the opinion that to do so would not have a material adverse effect on our business, financial condition or business prospects. The Board shall have the right to select the Non-Voting Shares to be converted on a pro rata basis, by lot or in such other manner as it considers appropriate.
      Issuer Bids. The Non-Voting Shares and Common Shares shall be treated identically by us in the event of an issuer bid by us.
      Take-Over Bids. In the event that a take-over bid is made for our Common Shares which is not made on the same economic terms on a per-share basis to holders of Non-Voting Shares, we will convert the outstanding Non-Voting Shares into Common Shares in order to enable them to participate in the take-over bid on the same terms as if the Non-Voting Shares had been converted into Common Shares by the time the take-over bid for the Common Shares was made.
      Parity. Except as described above, the Common Shares and the Non-Voting Shares have the same rights, are equal in all respects and will be treated by us as if they were shares of one class only.
      There are no restrictions on the transfer of the Non-Voting Shares.
      We will grant to the holders of the Non-Voting Shares “demand” and “piggy-back” registration rights, which will enable the holders to require us to file a prospectus (in respect of a “demand” registration) or enable the holders to participate in an offering made by us (in the case of a “piggy-back” registration) and otherwise assist with a public offering of Non-Voting Shares or, subject to the Exchange Limitation, Common Shares for which the Non-Voting Shares may be exchanged, subject to certain limitations. These registration rights will not be exercisable until the third anniversary of the Closing Date. The registration rights will only be exercisable in circumstances where, if the Non-Voting Shares were converted, the Exchange Limitation would not apply, and our board of directors has not caused the Non-Voting Shares to be converted. We will agree to use our best efforts to cause the Non-Voting Shares to be listed on the TSX in connection with such a public offering; provided that, for greater certainty, we will not be required to issue additional Non-Voting Shares in order to secure such a listing. In the event of a “piggy-back” registration, our financing requirements would take priority. Any expenses of such a “demand” or “piggy-back” registration shall be borne by us (other than underwriting fees or other selling expenses, which shall be borne proportionately between us and the selling holders on the basis of the proportional shares of the aggregate proceeds of the offering).
      As described above under “Non-Voting Shares”, we have agreed in the Standby Agreement, and will agree in the Subscription Receipt Agreement, to seek shareholder approval of an amendment to our articles of incorporation to create the Non-Voting Shares. Tricap has agreed in the Standby Agreement to vote in favour of this amendment. If the creation of the Non-Voting Shares is not approved by our shareholders on or prior to the date that is 18 months following the Closing Date, we will have the option to issue to the holders of the

Subscription Receipts remaining outstanding in accordance with the Exchange Limitation either (i) the number of Common Shares to which they would be entitled under the Subscription Receipt Agreement, or (ii) a cash payment based on the market price of the Common Shares at that date. We may also be required to pay to recipients of this cash payment an additional amount as damages for our failure to create the Non-Voting Shares as contemplated by the Subscription Receipt Agreement.
Purchase and Sale of Rights and TSX Listings
      Rights may be bought or sold through the usual investment channels, such as brokers and investment dealers. The TSX has conditionally approved the listing of the Rights, the Subscription Receipts, and the Common Shares of us issuable upon the exchange of the Subscription Receipts (including the Subscription Receipts issuable to Tricap pursuant to the Standby Commitment and the Tricap Option, and the additional Common Shares issuable upon the exchange of such Subscription Receipts). Listing is subject to us fulfilling all the listing requirements of the TSX. The Subscription Receipts remaining outstanding after the Closing Date in accordance with the Exchange Limitation will not continue to be listed and posted for trading on the TSX.
Fees Payable by Subscribers
      Payment of any service charge, commission or other fee payable (including those of brokers) in connection with the transfer of Rights (other than the fees for the services to be performed by the Subscription Agent referred to under “Details of the Rights Offering — Subscription Agent, Transfer Agent and Subscription Receipt Agent”) will be the responsibility of the Holder. There will be no commission charged by us on the issuance of Rights to holders of Common Shares, upon the exercise of Rights or upon the exchange of the Subscription Receipts for Common Shares. Holders of Rights must also pay all stamp, issue, registration or other similar taxes or duties contingent upon the issue or delivery of Subscription Receipts to or for the order of a third party.
Dilution to Existing Shareholders
      A Holder’s percentage interest in us will be substantially diluted unless such Holder exercises its Rights. Even if a Holder (other than Tricap) exercises its Rights, its percentage ownership of us could be reduced as a result of the directed sale of Subscription Receipts to Tricap pursuant to the Tricap Option.
Expiry of Rights
      The Rights will expire at the Expiry Time of 4:00 p.m. (Toronto time) on the Expiry Date, being March 9, 2006. Rights not exercised prior to the Expiry Time on the Expiry Date will be void and of no value.
Additional Subscription Privilege
      A holder of a Rights Certificate who subscribes for all of the Subscription Receipts which can be subscribed for pursuant to such Rights Certificate under the Basic Subscription Right is entitled to subscribe for additional Subscription Receipts at the Subscription Price (the “Additional Subscription Privilege”). The additional Subscription Receipts available for such purpose will be those, if any, which have not been subscribed and paid for under the Basic Subscription Right by holders of Rights by the Expiry Time on the Expiry Date (the “Additional Subscription Receipts”). Where there is a sufficient number of Additional Subscription Receipts to satisfy all subscriptions under the Additional Subscription Privilege, each holder who has validly subscribed for Additional Subscription Receipts will be issued the number of Additional Subscription Receipts for which such holder has subscribed. If there is an insufficient number of Subscription Receipts available to satisfy all subscriptions for Additional Subscription Receipts, each holder who has validly subscribed for Additional Subscription Receipts will be allocated Additional Subscription Receipts in the manner described under “Details of the Rights Offering — To Subscribe for Additional Subscription Receipts (Additional Subscription Privilege) — Form 2”.

Standby Commitment
      We entered into a Standby Purchase Agreement with Tricap dated as of November 10, 2005 (the “Standby Agreement”). Pursuant to the Standby Agreement, Tricap has the obligation to purchase all of the Subscription Receipts not otherwise purchased pursuant to the Rights Offering at the same price per Subscription Receipt as under the Rights Offering on the closing date of the Rights Offering (the “Standby Commitment”). Tricap will not be paid a standby fee in consideration for the Standby Commitment.
      Tricap’s obligation under the Standby Commitment is subject to certain conditions, including that: (i) there shall not be any claims or proceedings, or governmental order or change of law, suspending trading in the Rights or Common Shares or preventing their distribution; (ii) TSX approval shall have been obtained for the listing of the Rights, the Subscription Receipts and the Common Shares issuable on the exchange of the Subscription Receipts; (iii) receipt of all necessary consents and approvals in respect of the Rights Offering (not including, for greater certainty, any regulatory approvals required to issue shares to Tricap upon exchange of the Subscription Receipts); (iv) receipt of a favourable legal opinion from our counsel; (v) no material adverse change shall have occurred; (vi) no event of default or default pursuant to the Bridge Lending Commitment shall have occurred and be continuing; (vii) the parties (other than Tricap) to the transaction agreements shall have performed such of their obligations thereunder which are to be performed prior to the Closing Date; (viii) receipt of a bringdown certificate from us on the Closing Date; and (ix) receipt of a long-form “comfort letter” from our auditors.
      Our obligation to issue Subscription Receipts to Tricap pursuant to the Standby Commitment is subject to certain conditions, including that: (i) there shall not be any claims or proceedings, or governmental order or change of law, suspending trading in the Rights or Common Shares or preventing their distribution; (ii) TSX approval shall have been obtained for the listing of the Rights, the Subscription Receipts, and the Common Shares issuable upon the exchange of the Subscription Receipts; (iii) Tricap shall have taken such action, and obtained such approvals, required in connection with the Rights Offering or the purchase by Tricap of Subscription Receipts (not including, for greater certainty any regulatory approvals required to issue Common Shares to Tricap upon exchange of the Subscription Receipts); (iv) receipt of a bringdown certificate of Tricap on the Closing Date; and (v) that the parties (other than us) to the transaction agreements shall have performed such of their obligations thereunder which are to be performed or completed prior to the Closing Date.
      We may terminate the Standby Agreement if: (i) Tricap or BBLF, as the lender designated by Tricap, is in default of its obligations under the Bridge Lending Commitment; (ii) the Seller is in default of its obligations under the Acquisition Agreement; or (iii) Tricap is in default of its obligations under the Standby Agreement and BBLF, the Seller or Tricap, as the case may be, fails to remedy such default on or before the earlier of the date that is 30 days after being notified of such default by us and the Drop Dead Date.
      Tricap may terminate the Standby Agreement if (i) we are in default of our obligations under the Standby Agreement, the Acquisition Agreement or the Bridge Loan Commitment and fail to remedy such default on or before the date that is 30 days after being notified of such default by Tricap and the Drop Dead Date; or (ii) the Rights Offering is terminated or cancelled or the closing of the Rights Offering has not occurred on or before the Drop Dead Date.
Tricap Option
      It was a condition of Tricap’s participation in the Transactions that the Tricap Group should hold no less than 45% of our Common Shares following the Rights Offering. Pursuant to the Standby Agreement, if, following the closing of the Rights Offering (including, for greater certainty, the purchase of Subscription Receipts pursuant to the Standby Agreement), the Tricap Group in the aggregate does not hold that number of Subscription Receipts that, upon conversion and when aggregated with the greater of each member of the Tricap Group’s existing shareholdings (i) on the record date of the Rights Offering and (ii) on the date the option is exercised, would result in the members of the Tricap Group holding at least 45% of the Common Shares on a Fully Diluted Basis, Tricap will have the option, exercisable in whole or in part at any time within 10 business days of the closing of the Rights Offering, to purchase that number of additional Subscription Receipts at the Subscription Price that, upon conversion and when aggregated with the greater of each member of the Tricap Group’s existing shareholdings (i) on the record date of the Rights Offering and (ii) on the date the option is exercised, would result in the members of the Tricap Group holding 45% of the Common Shares on a Fully Diluted Basis. For the purpose of this provision, “Fully Diluted Basis” means the number of Common Shares calculated after giving effect to the exchange of the Subscription Receipts but excluding the exercise or conversion of such options granted pursuant to our stock option plan and our Class C share purchase warrants. We believe that it is likely that the interest of the Tricap Group in us will be greater than 45% without recourse to the Tricap Option.
Ineligible Holders
      As noted above, the Rights are not qualified under the securities laws of any Ineligible Jurisdiction, and Rights may not be exercised by or on behalf of an Ineligible Holder who has not otherwise satisfied us, as described below, that exercise of such Rights, and the issuance of Common Shares upon exchange of the Subscription Receipts would be lawful in such Ineligible Jurisdiction.
      Also, as noted above Rights Certificates will not be sent to Holders of Common Shares on the Record Date with addresses of record in any Ineligible Jurisdiction. Instead, such Ineligible Holders will be sent the Prospectus together with a letter advising them that their Rights Certificates will be issued to and held on their behalf by the Subscription Agent. The letter will also set out the conditions required to be met, and procedures that must be followed, by Ineligible Holders wishing to participate in the Rights Offering. Accredited Holders in Ineligible Jurisdictions outside of the United States who have demonstrated to us that they have met the conditions required to be met to participate in the Rights Offering and have followed the procedure described in the letter to exercise the Rights, including submitting an investor letter as described below to the Subscription Agent on or before the tenth day prior to the Expiry Date will be entitled to direct the Subscription Agent to exercise their Rights on their behalf. An Accredited Holder in an Ineligible Jurisdiction in Canada (a “Canadian Ineligible Jurisdiction”) who completes the section of the investor letter in accordance with the instructions thereon, requests that the Subscription Agent exercise the Accredited Holder’s Basic Subscription Rights and, provided it has met the conditions set out herein, the Additional Subscription Privilege, delivers the completed and signed investor letter to the Subscription Agent on or before the tenth day prior to the Expiry Date and submits full payment for the number of Subscription Receipts subscribed for, in sufficient time to reach the Subscription Agent at the office of the Subscription Agent (the “Subscription Office”) on or prior to the Expiry Time on the Expiry Date, will subject to the terms set out herein, be issued the Subscription Receipts subscribed for. The method of delivery is at the discretion and risk of the Accredited Holder and delivery to the Subscription Agent will only be effective when actually received by the Subscription Agent at its office. Investor letters and payments received after the Expiry Time on the Expiry Date will not be accepted. Shareholders of record will be presumed to be resident in the place of their address of record, unless the contrary is shown to our satisfaction.
      Payment for the number of Subscription Receipts subscribed for at the Subscription Price of $1.65 for each Subscription Receipt must be made by certified cheque, bank draft, money order or other form of payment acceptable to the Subscription Agent in Canadian funds payable to the order of “Computershare Investor Services Inc.”.
      The Rights held by the Subscription Agent will be held as agent for the benefit of the Holders of Common Shares on the Record Date with addresses of record in an Ineligible Jurisdiction. The Subscription Agent will, prior to the Expiry Time on the Expiry Date, attempt to sell the Rights, other than those held for Accredited Holders outside of the United States that have directed the Agent to exercise their Rights on or before the tenth day prior to the Expiry Date, (the “Ineligible Rights”) on such date or dates (subject as hereinafter provided), on a best efforts basis, and at such price or prices as the Subscription Agent determines, in its sole discretion. If the Accredited Holder fails to submit payment for the Subscription Receipts for which they have directed the Subscription Agent to exercise on their behalf on or before the Expiry Time on the Expiry Date, the Subscription Agent will not exercise or sell their Rights and those Rights will expire. The ability of the Subscription Agent to sell the Ineligible Rights, and the price obtained therefor, are dependent on market conditions. The Subscription Agent will not be subject to any liability for failure to sell any Ineligible Rights at a particular price, or at all. The net proceeds, if any, received by the Subscription Agent from the sale of Ineligible Rights will be divided on a pro rata basis among the Ineligible Holders on whose behalf the Subscription Agent has attempted sell the Ineligible Rights. The Subscription Agent will mail cheques in an amount equal to the proceeds of such sales (net of reasonable expenses and any amount withheld in respect of Canadian taxes) to such Ineligible Holders at their addresses appearing on our records, provided that the Subscription Agent will not be required to make any such payment to any such Ineligible Holder in the event that the amount owing to such holder is less than $10.00. Such amount will be used by us to offset a portion of the remuneration of the Subscription Agent for its services. There is a risk that the proceeds received from the sale of the Rights will not exceed the brokerage commission, if any, incurred by the Subscription Agent and the charges of the Subscription Agent in respect of the sale of such Rights. In that event, no proceeds will be paid to Ineligible Holders.
      A registered holder of Common Shares (including an intermediary) whose address appears on our records to be in an Ineligible Jurisdiction, but who holds Rights on behalf of a holder who is eligible to participate in the Rights Offering, must notify the Subscription Agent, in writing, on or before the tenth day prior to the Expiry Time on the Expiry Date that the beneficial holder, on behalf of whom such Common Shares are held, wishes to participate in the Rights Offering. In that case, the registered holder of Common Shares giving such notification must demonstrate, to our satisfaction, that the exercise of such Rights is not prohibited in the beneficial holder’s jurisdiction of residence. Otherwise, the Subscription Agent will attempt to sell the Rights held on behalf of such beneficial holder as described above. Accordingly, the Subscription Agent will not attempt to sell Rights of Ineligible Holders until after the tenth day prior to the Expiry Time on the Expiry Date. A registered holder in the United States outside of the Qualifying U.S. States will only be eligible to direct the Subscription Agent to exercise Rights on behalf of such beneficial holder, to the extent such registered holder (or a participant in Depository Trust Company, in the case of Common Shares registered in the name of CEDE & Co.) certifies that such beneficial holder is resident in an Eligible Jurisdiction.
      Beneficial owners of Common Shares registered in the name of a resident of an Ineligible Jurisdiction, who are not themselves resident in an Ineligible Jurisdiction and who believe that their Rights Certificates may have been delivered to the Subscription Agent, should contact the Subscription Agent on or prior to 4:00 p.m. (Toronto time) on February 24, 2006 to have their Rights Certificates mailed to them.
      Holders of Rights who are not resident in Canada or the United States should be aware that the acquisition and disposition of Rights, Subscription Receipts and Common Shares may have tax consequences in the jurisdiction where they reside which are not described herein. Accordingly, such holders should consult their own tax advisors about the specific tax consequences of acquiring, holding and disposing of Rights, Subscription Receipts or Common Shares.

Holders in the United States
      A holder of Rights in the United States outside the Qualifying U.S. States holding on behalf of a person that is resident in an Eligible Jurisdiction (an “Eligible U.S. Purchaser”) may also be able to purchase Subscription Receipts provided the holder certifies in the investor letter that the beneficial purchaser is an Eligible U.S. Purchaser.
      Each purchaser of Subscription Receipts that is in the United States outside the Qualifying U.S. States will be required to execute and deliver to the Subscription Agent an investment letter certifying that the beneficial purchaser is an Eligible U.S. Purchaser, confirming adherence to certain restrictions and procedures regarding the transfer of the Subscription Receipts and Common Shares, and confirming, among others, the following representations:

(a) It is acquiring the Subscription Receipts as a fiduciary or agent for one or more investor accounts, each owner of such account is an Eligible U.S. Purchaser, it has investment discretion with respect to each such account, and it has the full power and authority to make the acknowledgements, representations and agreements on behalf of each owner of such account.

(b) It is acquiring the Subscription Receipts for the account of an Eligible U.S. Purchaser as to which it has full investment discretion for investment purposes, and not with a view to any distribution

(within the meaning of the U.S. securities laws) of the Subscription Receipts or the Common Shares issuable upon the exchange of the Subscription Receipts.

(c) It has received and read a copy of this Prospectus, and has had access to the financial and other information regarding us and the Subscription Receipts and Common Shares as it has requested in connection with its investment decision to subscribe for Subscription Receipts. If it has had any queries regarding the subscription for and purchase of the Subscription Receipts or us and our affairs, it has asked these questions of and received satisfactory answers to it from our representatives. It has not relied on financial or other information supplied to it by any person other than information contained in this Prospectus. It has made its own assessment concerning the relevant tax, legal and other economic considerations relevant to its investment in the Subscription Receipts.

(d) It acknowledges that we and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements. It understands that we and others are relying on such investment letter in order to comply with U.S. and other securities laws. It irrevocably authorizes any financial intermediary, which includes any nominee, custodian or other financial intermediary through which it holds its currently outstanding Common Shares, to provide us, the Subscription Agent and our counsel with a copy of such investment letter and such information regarding its identity and holding of Common Shares (including pertinent account information and details of its identity and contact information) as is necessary or appropriate to facilitate its exercise of the Rights, the purchase of the Subscription Receipts, or the issuance of the Common Shares upon the exchange of the Subscription Receipts. It also irrevocably authorizes us and the Subscription Agent to produce such investment letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters set forth herein.

Holders in Ineligible Jurisdictions Other than the United States
      The Rights, Subscription Receipts and the Common Shares issuable upon the exchange of the Subscription Receipts have not been qualified for distribution in any jurisdiction other than an Eligible Jurisdiction and accordingly may only be offered, sold, acquired, exercised or transferred in transactions that are exempt from prospectus and registration requirements in the case of Canadian Ineligible Jurisdictions or in transactions not prohibited by applicable securities laws in Ineligible Jurisdictions outside of Canada and the United States.
      Notwithstanding the foregoing, persons located in such jurisdictions may be able to exercise the Rights and purchase Subscription Receipts pursuant to the exercise of Rights or otherwise provided that they furnish an investor letter satisfactory to us on or before the tenth day prior to the Expiry Date. The form of investor letter will be included in the letter sent to Holders in such Ineligible Jurisdictions and is available upon request from the Subscription Agent.
      A holder of Rights in an Ineligible Jurisdiction other than the United States holding on behalf of a person resident in an Eligible Jurisdiction may be able to exercise the Rights provided the holder certifies in the investor letter that the beneficial purchaser is an Eligible U.S. Purchaser or an accredited investor.
      Each purchaser of the Subscription Receipts located in such jurisdictions will be required to execute and deliver to the Subscription Agent an investment letter certifying its status, confirming adherence to certain restrictions and procedures regarding the transfer of the Subscription Receipts and the Common Shares issuable upon the exchange of the Subscription Receipts, and confirming, among others, the following representations:

(a) In the case of a purchaser of the Subscription Receipts located in Newfoundland and Labrador, Prince Edward Island, Nova Scotia, New Brunswick, Northwest Territories and Nunavut, it is an accredited investor within the meaning of the term as defined in National Instrument 45-106 and is purchasing as principal for its own account and not for the benefit of another or if it is acquiring the Subscription Receipts as agent or trustee for one or more beneficial purchasers, such beneficial purchaser is purchasing as principal for its own account and not for the benefit of another and that each such beneficial purchaser is an accredited investor within the meaning of the term as defined in National

Instrument 45-106, the purchaser has the full power and authority to make the acknowledgements, representations and agreements on behalf of each beneficial purchaser and acknowledging that the Subscription Receipts may not be resold for a period of four months and one day from the date on which the Rights were issued, except for a resale under a prospectus or pursuant to an exemption from the prospectus requirements under applicable Canadian securities laws.

(b) In the case of a purchaser of Subscription Receipts located in Yukon, we may issue the Subscription Receipts to the purchaser pursuant to an available exemption from registration and prospectus requirements, the purchaser provides an opinion of counsel reasonably satisfactory to us which states that the issuance is so exempt and acknowledges that the Subscription Receipts are subject to resale restrictions, including a four month hold period.

(c) In the case a purchaser of the Subscription Receipts located in a jurisdiction other than Canada or the United States, we may issue the Subscription Receipts to the purchaser pursuant to an available exemption from registration and prospectus requirements or if such is not applicable, the purchaser is permitted to purchase the Subscription Receipts under the applicable securities laws; the issuance of the Subscription Receipts by us is lawful under applicable securities laws, will not result in us becoming subject to or required to comply with any disclosure, prospectus or reporting requirements under applicable laws, is aware of any resale restrictions and provides an opinion of counsel reasonably satisfactory to us confirming the foregoing.

(d) It has received and read a copy of this Prospectus, and has had access to the financial and other information regarding us and the Subscription Receipts and the Common Shares issuable upon the exchange of the Subscription Receipts as it has requested in connection with its investment decision to subscribe for and purchase Subscription Receipts. If it has had any queries regarding the subscription for and purchase of the Subscription Receipts or us and our affairs, it has asked these questions of and received satisfactory answers to it from our representatives. It has not relied on financial or other information supplied to it by any person other than information contained in this Prospectus. It has made its own assessment concerning the relevant tax, legal and other economic considerations relevant to its investment in the Subscription Receipts.

(e) It has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscription Receipts and the Common Shares issuable upon the exchange of the Subscription Receipts, and it has the financial ability to bear the economic risk of investment in the Subscription Receipts and the Common Shares issuable upon the exchange of the Subscription Receipts.

(f) Each such Ineligible Holder will also be required to represent in the investment letter that it acknowledges that we and others will rely upon the truth and accuracy of the acknowledgements, representations and agreements in the investor letter. It understands that we and others are relying on such investment letter in order to comply with securities laws. It irrevocably authorizes any financial intermediary, which includes any nominee, custodian or other financial intermediary through which it holds its currently outstanding Common Shares, to provide us, the Subscription Agent and our counsel with a copy of such investment letter and such information regarding its identity and holding of Common Shares (including pertinent account information and details of its identity and contact information) as is necessary or appropriate to facilitate its exercise of the Rights or the purchase of the Subscription Receipts. It also irrevocably authorizes us and the Subscription Agent to produce such investment letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters set forth herein.

Registration and Delivery of Subscription Receipts
      Certificates representing the Subscription Receipts issued in connection with the Rights Offering will be registered in the name of the person to whom the Rights Certificate was issued or to whom the Rights have been properly and duly transferred in accordance therewith and will be mailed to the address of the subscriber as it appears on the Rights Certificate, unless otherwise directed, on the fifth business day following the Expiry

Date. Certificates representing Subscription Receipts will not be mailed to addresses outside of the Eligible Jurisdictions, except as otherwise described under “Details of the Rights Offering — Ineligible Holders”.
Subscription Agent, Transfer Agent and Subscription Receipts Agent
      Computershare Investor Services Inc. has been appointed our subscription agent to receive subscriptions and payments from holders of Rights Certificates, to perform certain services relating to the exercise and transfer of Rights and to act as registrar and transfer agent for the Subscription Receipts and Common Shares. We will pay for the services of the Subscription Agent. Computershare Trust Company of Canada has been appointed as Subscription Receipt Agent for the Subscription Receipts. Subscriptions and payment under the Rights Offering should be sent to the Subscription Office at:

By Mail:	By Registered Mail, Hand or Courier:
Computershare Investor Services Inc.	Computershare Investor Services Inc.
P.O. Box 7021	9th Floor
31 Adelaide Street East	100 University Avenue
Toronto, Ontario M5C 3H2	Toronto, Ontario M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions
Toll Free: 1-800-564-6253
Information Agent
      We have retained Georgeson Shareholder Communications Inc. to act as Information Agent in connection with the Rights Offering. The mandate of the Information Agent will be (1) to contact holders of Rights and state that it has been retained by us to inform them about the Rights Offering; (2) to outline the terms of the Rights Offering and the process and steps involved to exercise Rights solely as described in this Prospectus; and (3) to recommend that holders of Rights consult with their investment dealer or broker if they have any inquiries as to whether or not to exercise the Rights. Our agreement with the Information Agent provides that under no circumstances will the Information Agent or its personnel provide any investment advice. The Information Agent will receive reasonable and customary compensation from us for services in connection with the Rights Offering.
      Questions and requests for assistance relating to the Rights Offering may be directed to the Information Agent as set out below:
Georgeson Shareholder Canada
100 University Avenue
11th Floor, South Tower
Toronto, ON M5J 2Y1
Toll Free: 1-866-311-0848
Enquiries
      Enquiries relating to the Rights Offering should be addressed to the Subscription Agent by telephone at 1-800-564-6253, to the Information Agent as indicated above or to us by contacting the Corporate Secretary by telephone at 250-748-3711.
General Subscription Information
      By completing the appropriate form on the Rights Certificate in accordance with the instructions in this Prospectus and the Rights Certificate, a holder of Rights in an Eligible Jurisdiction may:

•	Subscribe for Subscription Receipts pursuant to the exercise of the Basic Subscription Right. See “Details of the Rights Offering — To Subscribe for Subscription Receipts (Basic Subscription Right) — Form 1”.

•	Subscribe for Additional Subscription Receipts pursuant to the Additional Subscription Privilege. See “Details of the Rights Offering — To Subscribe for Additional Subscription Receipts (Additional Subscription Privilege) — Form 2”.

•	Sell or transfer Rights. See “Details of the Rights Offering — Sale and Transfer of Rights — Form 3”.

•	Divide, combine or exchange Rights Certificates. See “Details of the Rights Offering — Dividing or Combining Rights Certificates — Form 4”.
      A holder of Rights in an Ineligible Jurisdiction that wishes to subscribe for Subscription Receipts must meet the conditions and follow the procedures described under “Details of the Rights Offering — Ineligible Holders”.
To Subscribe for Subscription Receipts (Basic Subscription Right) — Form 1
      In order to subscribe for Subscription Receipts pursuant to the Basic Subscription Right, a holder of a Rights Certificate must complete and sign Form 1 on the Rights Certificate in accordance with the instructions thereon and deliver the completed and signed Rights Certificate, together with the full payment for the number of Subscription Receipts subscribed for, in sufficient time to reach the Subscription Agent at the Subscription Office on or before the Expiry Time on the Expiry Date. The completion of Form 1 constitutes a representation that the beneficial holder of the Rights Certificate is not an Ineligible Holder. The method of delivery is at the discretion and risk of the holder of the Rights Certificate and delivery to the Subscription Agent will only be effective when actually received by the Subscription Agent at the Subscription Office. Rights Certificates and payments received after the Expiry Time on the Expiry Date will not be accepted.
      One Right is required to be exercised to subscribe for 6.975 Subscription Receipts. No fractional Subscription Receipts or shares will be issued. A holder of a Rights Certificate who completes Form 1 so as to exercise some but not all of the Rights represented by such Rights Certificate will be deemed to have elected not to exercise the balance of the Rights represented thereby and may not participate in the Additional Subscription Privilege.
      Payment for the number of Subscription Receipts subscribed for at the Subscription Price of $1.65 per Subscription Receipt must be made by certified cheque, bank draft, money order or other form of payment acceptable to the Subscription Agent in Canadian funds payable to the order of “Computershare Investor Services Inc.”. See “Details of the Rights Offering — Payment”.
      If the holder of Rights is unsure how to subscribe, the holder should contact the Subscription Agent or us. See “Details of the Rights Offering — Enquiries”.
To Subscribe for Additional Subscription Receipts (Additional Subscription Privilege) — Form 2
      A holder of a Rights Certificate who subscribes for all of the Subscription Receipts which can be subscribed for pursuant to such Rights Certificate under the Basic Subscription Right is entitled to subscribe for Additional Subscription Receipts at the Subscription Price under the Additional Subscription Privilege. In order to exercise the Additional Subscription Privilege, a holder of a Rights Certificate must, in addition to completing and signing Form 1 on the Rights Certificate, complete and sign Form 2 on the Rights Certificate and specify the number of Additional Subscription Receipts which the holder wishes to subscribe for. The completion of Form 2 constitutes a binding commitment to subscribe for the number of Additional Subscription Receipts specified. The completed and signed Rights Certificate, together with the full payment for the total number of Subscription Receipts subscribed for (including the Additional Subscription Receipts), must be delivered to the Subscription Agent at the Subscription Office such that it is received by the Expiry Time on the Expiry Date.
      Payment for the number of Additional Subscription Receipts subscribed for at the Subscription Price of $1.65 for each Subscription Receipt must be made by certified cheque, bank draft, money order or other form of payment acceptable to the Subscription Agent in Canadian funds payable to the order of “Computershare Investor Services Inc.”. See “Details of the Rights Offering — Payment”.
      If there are sufficient Additional Subscription Receipts to satisfy all subscriptions by participants in the Additional Subscription Privilege, each such participant will be issued the number of Additional Subscription Receipts for which the holder has so subscribed. If the aggregate number of Additional Subscription Receipts subscribed for by all holders of Rights who exercise the Additional Subscription Privilege exceeds the number of Additional Subscription Receipts available, each holder of Rights who exercises the Additional Subscription Privilege will be entitled to receive that number of Additional Subscription Receipts which is the lesser of:

(a) the number of Additional Subscription Receipts subscribed for by the holder under the Additional Subscription Privilege; and

(b) the product (disregarding fractions) obtained by multiplying the aggregate number of Additional Subscription Receipts available by a fraction, the numerator of which is the number of Rights exercised by the holder under the Basic Subscription Right and the denominator of which is the aggregate number of Rights exercised under the Basic Subscription Right by all holders of Rights who exercise the Additional Subscription Privilege.
      If any holder of Rights has subscribed for fewer Additional Subscription Receipts than the number resulting from the application of the formula in (b) above, the excess Additional Subscription Receipts will be allocated in the manner described above among the holders of Rights who were allocated fewer Additional Subscription Receipts than they subscribed for. In the event of an oversubscription for Additional Subscription Receipts pursuant to the Additional Subscription Privilege, the Subscription Agent will return to subscribers the excess funds paid for the subscription of such Additional Subscription Receipts not available to be issued to such subscribers.
Sale and Transfer of Rights — Form 3
      The Rights will be posted for trading on the TSX until noon (Toronto time) on the Expiry Date. Holders of Rights who do not wish to exercise their Rights may sell or transfer their Rights through usual investment channels, such as investment dealers and brokers, at the expense of the holder. Holders of Rights may elect to exercise only a part of their Rights and dispose of the remainder of them. Unless a registered holder of Common Shares whose address appears on our records to be in an Ineligible Jurisdiction, holds Rights on behalf of a holder who is eligible to participate in the Rights Offering that has notified the Subscription Agent, in writing, on or before the tenth day prior to the Expiry Date that the beneficial holder on behalf of whom such Common Shares are held wishes to participate in the Rights Offering and, as described above, demonstrates to us that the participation by the beneficial holder is lawful in its jurisdiction of residence, the Subscription Agent will attempt to sell the Rights held on behalf of such beneficial holder.
      In order to transfer Rights, a holder of a Rights Certificate must complete and sign Form 3 on the Rights Certificate, have the signature guaranteed by a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) and deliver the Rights Certificate to the purchaser (the “Transferee”). Members of these programs are usually a member of a recognized stock exchange in Canada or a member of the Investment Dealers Association of Canada. The signature of the Transferee on any one or more of the forms on the Rights Certificate must correspond exactly with the name of the Transferee shown on Form 3. It is not necessary for the Transferee to obtain a new Rights Certificate to exercise the Basic Subscription Right or the Additional Subscription Privilege; however, the signature of the Transferee on any one or more of the forms must correspond in every particular with the name of the Transferee shown on Form 3. If Form 3 is properly completed, then we and the Subscription Agent will treat the Transferee as the absolute owner of the Rights represented by the Rights Certificate for all purposes and will not be affected by any notice to the contrary.
      Persons interested in selling or purchasing Rights should be aware that the exercise of Rights by holders who are located in Ineligible Jurisdictions will not be permitted unless the person exercising the

Rights meets the conditions and satisfies the procedures described under “Details of the Rights Offering — Ineligible Holders”.
Dividing or Combining Rights Certificates — Form 4
      A Rights Certificate may be divided, exchanged or combined by completing and signing Form 4 on the Rights Certificate and delivering such Rights Certificate to the Subscription Agent at the Subscription Office in time for the new Rights Certificate(s) to be issued and used before the Expiry Date. Rights Certificates need not be endorsed if the new Rights Certificate(s) is issued in the same name.
Payment
      Payment for the number of Subscription Receipts subscribed for (including Additional Subscription Receipts, if applicable) must be made by certified cheque, bank draft, money order or other form of payment acceptable to the Subscription Agent in Canadian funds payable to the order of “Computershare Investor Services Inc.”. Payment for all Subscription Receipts subscribed for must be paid at the time of subscription. In the event of an over subscription for Additional Subscription Receipts pursuant to the Additional Subscription Privilege, the Subscription Agent will return to subscribers the excess funds paid for the subscription of such Additional Common Shares not available to be issued to such subscribers.
Signatures
      When any form on the Rights Certificate is signed by the original holder, the signature must correspond in every particular with the name of the original holder as it appears on the face of the Rights Certificate. In the case where Form 3 is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any other person acting in a fiduciary or representative capacity, the Rights Certificate must be accompanied by evidence of authority satisfactory to the Subscription Agent and us.
Delivery of Rights by Intermediaries
      Rights delivered to brokers, dealers or other intermediaries may not be delivered by those intermediaries to beneficial owners of Common Shares who are resident in Ineligible Jurisdictions.Intermediaries may deliver those Rights to the Subscription Agent for sale by the Subscription Agent, as described under “Details of the Rights Offering — Ineligible Holders”. Such Intermediaries can only exercise such Rights on behalf of Ineligible Holders if they can provide the certifications described below. Intermediaries in an Ineligible Jurisdiction will only be entitled to direct the Subscription Agent to exercise rights to the extent they certify to us that with respect to Ineligible Holders whose Common Shares are beneficially held through such intermediaries, the issuance of the Subscription Receipts upon exercise of the Rights and the issuance of the Common Shares upon the exchange of the Subscription Receipts is not prohibited in their jurisdiction of residence.
Validity and Rejection of Subscriptions
      All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription will be determined by us in our sole discretion, which determination will be final and binding. All subscriptions are irrevocable. We reserve the absolute right to reject any subscription if such subscription is not in proper form or if the acceptance thereof, the issue of Subscription Receipts pursuant thereto or the issue of Common Shares upon the exchange of the Subscription Receipts could be deemed unlawful. We also reserve the right to waive any defect with regard to any particular subscription. Neither we nor the Subscription Agent will be under any duty to give any notification of any defect or irregularity in such subscriptions, nor will either of them incur any liability for failure to give such notification.
Undeliverable Rights
      Rights Certificates returned to the Subscription Agent as undeliverable will not be sold by the Subscription Agent and no proceeds of sale will be credited to such holders.

Delivery of Subscription Receipts
      Certificates for Subscription Receipts duly subscribed and paid for will be delivered by first class mail following the Expiry Time by the Subscription Agent to the subscriber.
      In the case of a subscriber who is a participant in the Additional Subscription Privilege, certificates combining the Subscription Receipts subscribed for under the Basic Subscription Right and the Additional Subscription Privilege will be sent as soon as practicable after the Expiry Time and the determination of the number of Subscription Receipts to which each such participant is entitled. In the event that pursuant to the Additional Subscription Privilege the number of Subscription Receipts delivered to the subscriber is less than the number subscribed for, a cheque representing a refund, without interest or deduction, of the excess portion of the total Subscription Price paid by the subscriber will accompany the delivery of the certificates herein described.
      Subject to the exceptions set out under “Details of the Rights Offering — Ineligible Holders”, certificates representing Subscription Receipts will not be issued or mailed to an address in an Ineligible Jurisdiction.
      Certificates for Subscription Receipts issued to duly qualified holders in an Ineligible Canadian Jurisdiction will bear a legend restricting the holder from trading such Subscription Receipts for a period of four months and one day from the initial issuance of the Rights unless the trade is made in reliance on available registration and prospectus exemptions.
No Fractional Shares
      We will not issue fractional shares upon the exchange of the Subscription Receipts. Where the exchange of Subscription Receipts would appear to entitle a holder of Subscription Receipts to fractional Common Shares or Non-Voting Shares, as applicable, the holder’s entitlement will be reduced to the next lowest whole number of shares.
Reservation of Shares
      We will, at all times, reserve sufficient of our unissued Common Shares and, following their authorization as described under “Details of the Rights Offering — Non-Voting Shares”, our unissued Non-Voting Shares, to permit the exchange of all of the outstanding Subscription Receipts for Common Shares or Non-Voting Shares, as applicable.
Intention of Insiders to Exercise Rights
      We understand that Tricap intends to exercise all Rights it is issued pursuant to the Basic Subscription Right, and also to subscribe for additional Subscription Receipts under the Additional Subscription Privilege. Pursuant to the Standby Commitment, Tricap is required, subject to certain conditions, to purchase all Subscription Receipts not otherwise purchased pursuant to the Rights Offering. Tricap may also acquire additional Subscription Receipts under the Tricap Option. See “Details of the Rights Offering — Standby Commitment” and “— Tricap Option”.
      Harbinger Capital Partners Master Fund I, Ltd. (“Harbinger”) (formerly referred to as Harbert Distressed Investment Master Fund, Ltd.) has advised us that it currently intends to exercise Rights to acquire approximately U.S.$25 million of Subscription Receipts.
      Merrill Lynch Investment Managers, L.P. (“MLIM”) has advised us that certain funds for which it or its investment adviser affiliates act as investment adviser (the “MLIM Funds”) are evaluating whether, and to what extent they will exercise Rights to acquire Subscription Receipts.
      The information as to the intention of our insiders is not within our knowledge and has been furnished by the respective insiders. No assurance can be given by us that the respective insiders will subscribe for Subscription Receipts in the amount set out above.

THE COMPANY
Company Profile
      We are a major integrated softwood forest products company operating in the coastal region of British Columbia. Our primary business is solid wood and includes timber harvesting, reforestation, forest management, sawmilling logs into lumber and wood chips and value-added lumber remanufacturing. Historically, we also carried on pulp operations consisting of producing and marketing Northern Bleached Softwood Kraft (“NBSK”) pulp. However, as discussed under “The Company — Recent Developments”, on December 15, 2005 we announced the closure of our pulp mill effective March 9, 2006 and our decision to exit from the pulp business. Our products are currently sold in over 25 countries worldwide.
      Our allowable annual timber harvest from our regulated forest tenures is currently approximately 3.2 million cubic metres (“m3”), having recently been reduced in connection with the province-wide timber take-back under the Forest Revitalization Act (British Columbia) (“FR Act”). In addition to the approximately 180,000 m3 of AAC from private timberlands included in our regulated forest tenures, we have an additional 100,000 and 19,000 m3, respectively, of volume available annually from unregulated timber licences and private lands. Harvest operations are primarily conducted on government owned timberlands, in accordance with the terms and conditions of our three tree farm licences (“TFLs”), three forest licences (“FLs”), timber licences (“TLs”) and private lands external to these tenures.
      As of the date hereof, our manufacturing plants consist of:

•	five sawmills with a total annual production capacity of approximately 1.0 billion board feet of green lumber (including one sawmill on indefinite shutdown with annual production capacity of approximately 200 million board feet and annual kiln drying capacity of approximately 65 million board feet which we continue to operate) and annual by-product production capacity of approximately 650,000 units of wood chips;

•	a value-added lumber remanufacturing plant with an annual lumber drying and production capacity of approximately 90 million board feet;

•	a log merchandiser that sorts, extracts and processes lower-quality logs into lumber quality logs for the sawmills and wood chips to feed our pulp mill, and also performs custom chipping for third parties; and

•	one pulp mill with a total annual production capacity of approximately 275,000 air dried metric tonnes of NBSK pulp, which is planned to be closed effective March 9, 2006.
Corporate Structure
      Our head office is located on the 3rd Floor, at 435 Trunk Road, Duncan, British Columbia, V9L 2P9 and our telephone number is 250-748-3711. Our registered office is located at Suite 2100, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3G2 and its telephone number is 604-631-3131.

      We were incorporated under the CBCA on April 27, 2004 for the purposes of implementing the Plan. On July 27, 2004, the Plan implementation date, we acquired the solid wood and pulp assets of our Predecessor. See “Preliminary Information”. The following chart sets out our principal subsidiaries and their primary activities. All of our principal subsidiaries are wholly-owned and were incorporated or continued under, and are all governed by, the CBCA.
      For further information on the Plan and the securities issued pursuant to the Plan, see our AIF which is incorporated by reference in this Prospectus.
      Our Common Shares trade on the TSX under the symbol “WEF”.
Strategy
      Our long-term business objective is to create superior value for shareholders by building a margin focused lumber business located on the coast of British Columbia of sufficient size and scale to compete in global softwood lumber markets. To achieve this, our strategy is to own the rights to harvest high quality crown-owned coastal timberlands, to operate efficient, low cost converting facilities and to produce and sell high value softwood lumber in demand by global markets. We seek to manage our business with a focus on operating cash flow and maximizing the value of our fibre resource through the whole production cycle from the planning of our logging operations to the production, marketing and sale of our lumber products.
      Consistent with our focus on harvesting crown-owned coastal timberlands, subject to regulatory approval with respect to the private timberlands included in our regulated forest tenures, we are looking for opportunities to realize additional value through the sale of our 29,000 hectares of private timberlands. The proceeds from the sale of these private timberlands would be applied to reduce our indebtedness incurred pursuant to the BBLF Facilities described in this Prospectus. We will also look for opportunities to reduce our cost of capital over time as we implement our strategy.
Operations
      Our business is the harvesting of timber and the manufacture and sale of lumber and, until the closure of our pulp mill which is expected to be March 9, 2006, pulp, for worldwide markets. Our sawmills process high quality logs, including hemlock, fir and western red cedar, into primarily long length, wide width and higher grade lumber, commodity grades of lumber and residual wood chips which are used for pulp production. Lower quality logs are first processed by our log merchandiser in order to extract the lumber quality portion of the logs for processing at our sawmills. The residual portion of such logs and smaller or defective logs not suitable for the production of lumber are used to produce wood chips that are then used to produce pulp. Hog fuel, a by-product from the sawmills and the log merchandiser, is currently used at our Squamish NBSK pulp mill and is also sold to other pulp mills as an energy resource. Our value-added lumber remanufacturing plant dries, saws and trims lumber for use in producing higher value products such as mouldings, frames and panelling.

      We believe that the efficient utilization of our timber resources is essential. Our timber harvesting business seeks to improve log quality and value to our milling conversion plants while providing a low cost fibre supply. We undertake external log sales to improve margin by selling higher value logs that do not currently fit the cutting profile of our sawmills.
      Our operating results have been and continue to be affected by a number of factors, including economic conditions in the United States, Japan and Canada, which are the leading markets for our lumber products, and the increase in the value of the Canadian dollar relative to the U.S. dollar and, to a lesser degree, the Japanese Yen. Our pulp business has similarly been affected by changes in economic conditions in Asia and Europe, the leading markets for our pulp products, and by the strengthening Canadian dollar relative to foreign currencies.
      Demand for our lumber products is significantly driven by the level of U.S. housing starts, and indirectly is a function of the health of the U.S. economy and mortgage borrowing rates. The supply of lumber to the United States is primarily tied to the levels of North American lumber production, the ability or inability of certain competitors to shift production between different lumber markets and, since May 2002, the countervailing and anti-dumping duties imposed by the United States upon Canadian producers of softwood lumber exports to the United States. As a result, we are unable to maintain significant lumber shipments to the United States without incurring significant costs. We also market our lumber products to the Japanese market. As a consequence, the condition of the Japanese economy has a significant impact on the demand for our lumber products.
Recent Developments
      We have determined that our core business activities will focus on the solid wood business, specifically logging from Crown timberlands in the British Columbia coastal regions and the manufacture of lumber for sale in global markets, all within an efficient low-cost framework. We have been considering options with respect to our non-core assets, including surplus real estate, our Squamish pulp operations and the realization of maximum value from our private timberlands. We have taken actions during 2005 to implement this strategy.
      On August 12, 2005, we announced the closure of our Silvertree sawmill and the indefinite suspension of operations at our Saltair sawmill. These measures will allow us to increase production and reduce unit costs at our remaining sawmills in the short-term by moving to three shifts and to further increase productivity and reduce unit costs in the longer term by focusing our future capital programs on our best sawmills.
      On November 10, 2005, we announced the acquisition of Cascadia Forest Products Ltd. (the “Acquisition”). See “Acquisition of Cascadia”. We also announced that we would be funding the Acquisition and adding to working capital through this Rights Offering, and that we would be refinancing our existing Secured Bonds through new senior secured credit facilities in accordance with the Bridge Lending Commitment in the amounts of U.S.$187.5 million and $90 million. The Acquisition is subject to regulatory approvals and is expected to close in the first quarter of 2006.
      On December 15, 2005, we announced the closure of our Squamish pulp mill effective March 9, 2006. Pulp production at the mill has now ceased. The closure affects 323 employees in various locations. Preliminary estimates indicate the closure will result in a fourth quarter charge to earnings of approximately $80 million.
      On December 15, 2005, we also announced that we had agreed to purchase from a newly formed partnership of Canadian Forest Products Ltd. (“Canfor”) and Oji Paper Canada Ltd. a TFL (“TFL 37”) on Vancouver Island and certain related assets now owned by Canfor for $45 million plus the value of certain log inventories. The transaction is subject to regulatory approval and is expected to close in the first quarter of 2006. In addition, on closing the TFL purchase, we will enter into a 40 year fibre supply agreement under which wood chips that had been consumed at our Squamish pulp mill would now be sold to the new partnership at market prices. We will also sell to the partnership all pulp logs harvested by us from our current Crown tenures and private timberlands, also at market prices. The fibre supply agreement also provides that, as consideration for us entering into the agreement, we will receive a chip price premium of $80 million. Of the chip price premium, $35 million will be pre-paid to us in cash upon the execution of the fibre supply agreement and is non-refundable, and the balance of $45 million will be paid to us upon the making of future chip deliveries as a set off against the fixed purchase price for TFL 37 and related assets as and when that purchase price is paid. We will grant a security interest in the TFL and related assets that will be released after the tenth anniversary except in certain circumstances. Enforcement of that security may be commenced in certain circumstances of default, including a failure to supply a minimum of 200,000 volumetric units of wood chips in any year and a minimum of 900,000 volumetric units over any three year period or certain defaults under the fibre supply agreement.
      In addition to the foregoing corporate developments, on November 23, 2005, we were notified that we had been selected as a mandatory respondent in the anti-dumping duty third administrative review of certain softwood lumber products from Canada. We were selected, along with seven other companies, under the United States Department of Commerce’s (“USDOC”) new “probability proportional to size” sampling methodology. The review covers the period from May 1, 2004 to April 30, 2005. We are currently posting anti-dumping duty deposits at the (second) administrative review-specific average rate of 2.11% on the value of our lumber shipments to the United States. (The rates of the mandatory respondents are averaged to determine the review-specific average rate.) Following the third review, we will post anti-dumping duties at a “company specific” rate that will be determined for us as a result of this review. We do not expect to receive the final results of the USDOC third review until December 2006, consistent with the timing of the USDOC second review determinations announced in 2005. See “Risk Factors — Softwood Lumber Dispute”.
      On December 12, 2005, the USDOC announced a reduction in the countervailing duty deposit rate to 8.7% from 16.37% and the review-specific average anti-dumping deposit rate to 2.11% from 3.78%. These new deposit rates are based on the USDOC’s final rate determinations for the second administrative review period (April 1, 2003 to March 31, 2004 for the countervailing duty case and May 1, 2003 to April 30, 2004 for the anti-dumping duty case). The new deposit rates are effective for shipments made from December 12, 2005. As discussed above, as we have been selected as a mandatory respondent in the anti-dumping duty case for the third administrative review period, our deposit rate will ultimately be based on the results of that review once completed and may be different than the 2.11% average rate determined in the second review. For further information on and the history of both the countervailing duty and the anti-dumping case, please refer to our AIF and our quarterly reports incorporated by reference in this Prospectus.
ACQUISITION OF CASCADIA
Reasons for the Acquisition
      The Acquisition represents a key step in our strategy of becoming a profitable, margin-focused lumber producer selling to global markets. The Acquisition will increase our access to high quality Crown-owned coastal timber, and our lumber production capacity. It also offers the opportunity to lower our operating costs through available synergies and increases our marketing and sales capability.
      Following the Acquisition, the recently announced shutdown of our Squamish pulp mill, and the completion of the TFL 37 acquisition described under “The Company — Recent Developments”, our business will comprise nine sawmills with over 1.5 billion board feet of annual lumber capacity, five remanufacturing plants and timberland operations with approximately 7.7 million m3 of annual allowable cut from high-quality Crown-owned tenures on Vancouver Island, the B.C. mainland coast and the Queen Charlotte Islands. By combining resources and leveraging best practices from Western and Cascadia, we expect to capture annual pre-tax synergies of approximately $65 million through marketing programs and operating efficiencies, which we anticipate realizing within approximately 48 months of the completion of the Acquisition. We expect a further $6 million of pre-tax annual synergies, also within 48 months, to result from our acquisition of TFL 37.

We believe that, with these transactions, we will be better positioned to compete in global markets and to provide a stable supply of quality specialty and commodity products to an established worldwide customer base.
      The Acquisition also represents an opportunity for us to restructure our balance sheet. We expect that the Rights Offering, our long-term debt refinancing, and the amended terms of our Lines of Credit (described below) will provide us with sufficient resources and flexibility to complete the Acquisition and make the structural changes needed to improve productivity and reduce unit production costs, while at the same time providing sufficient liquidity to enable us to adapt to market changes. It is anticipated that, as a larger, better capitalized company, we should also attract more attention from analysts and investors, and if the anticipated synergies described above are realized, we should be able to refinance our long-term debt on more advantageous terms at a later date.
Business of Cascadia

Overview
      Cascadia is a coastal British Columbia integrated lumber producer that harvests timber and produces high value, high quality wood products for customers worldwide. It is the largest Crown tenure holder in coastal British Columbia, with an allowable annual cut (“AAC”) of approximately 3.6 million m3 after the FR Act AAC take back. Cascadia is one of the largest lumber producers on the British Columbia coast, owning and operating four specialized sawmills with an aggregate annual production capacity of approximately 570 million board feet of lumber, a “custom cut” operation and four remanufacturing facilities.
      Cascadia is an indirect wholly-owned subsidiary of Brookfield Asset Management Inc. (“BAM”) (formerly Brascan Corporation) formed in the spring of 2005 to acquire these assets from Weyerhaeuser Company Limited (“Weyerhaeuser”) as part of a broader transaction involving the sale by Weyerhaeuser of substantially all of its British Columbia coastal operations (the “Weyerhaeuser Assets”). The balance of the Weyerhaeuser Assets, consisting principally of approximately 257,000 hectares of private freehold timberlands, were acquired at the same time by Island Timberlands Limited Partnership (“Island Timberlands”), a timberland investment fund managed by and affiliated with BAM. See “Acquisition of Cascadia — Business of Cascadia — Interrelationship Between Cascadia, Island Timberlands and Weyerhaeuser”.

Cascadia’s Timber Resources and Harvesting Operations
      Cascadia holds two TFLs, three FLs (two of which are jointly held with third parties) and over 200 TLs located on Vancouver Island, the mainland coast and the Queen Charlotte Islands, where our current tenures, as well as those being acquired from Canfor, are also located. The following map indicates the location of the combined companies’ tenures and converting facilities (including TFL 37).

      Cascadia’s tenures have a combined annual allowable cut of approximately 3.6 million m3. Cascadia’s three FLs have a combined annual harvest level of approximately 47,000 m3 and we anticipate that its TLs will produce an annual average harvest of 120,000 m3 of timber on a short term basis until they expire at the end of their respective terms.
      The lands covered by Cascadia’s timber tenures contain a substantial amount of presently harvestable mature timber stands. The current species distribution of Cascadia’s timber resources is approximately 55% hemlock and balsam, 17% western red cedar, 13% douglas fir, 6% cypress, 6% sitka spruce and 3% various other species.

      The available cut, including the AAC of Cascadia’s TFLs, FLs, and TLs, log supply and log usage for each of the last three years are set out in the following table:

	Actual Cut(1)

	Period from	Period from			Available Cut(2)
	May 30 to	January 1 to	Year Ended December 31		as at December 31
	December 31,	May 29,
	2005	2005	2004	2003	2005	2004	2003

	Cascadia	Weyerhaeuser	Weyerhaeuser	Weyerhaeuser	Cascadia	Weyerhaeuser	Weyerhaeuser

	(Thousands of cubic metres)
TFLs	2,042	1,384	4,499	3,596	3,619	3,758	4,943
FLs	30	21	172	72	25	91	146
TLs	54	36	135	61	N/A	N/A	N/A

Total log production	2,126	1,441	4,806	3,729	3,644	3,849	5,089

Total logs consumed	1,194	964	2,006	1,994

Total logs sold	1,002	753	2,477	2,117

(1)	The total harvest volume is from operational records of sale. It does not include residue volume, which contributes to the AAC total. The percentage distribution of this volume across tenure types for 2003 and 2004 is estimated from billed data. An approximation is included for 2005 and has been prorated across the two periods in 2005 based on total harvest (production) volume.

(2)	The available cut includes the AAC for TFLs and FLs that is determined by the Province’s Chief Forester. The change in available cut between December 31, 2003 and December 31, 2004 includes the impact of the first phase of the 20% takeback under the FR Act and removal of private land from the TFLs. The change between December 31, 2004 and December 31, 2005 includes the impact of the second phase of the 20% takeback under the FR Act.
      TFLs and FLs issued to Cascadia have a specified term and are replaceable subject to satisfactory performance by the licensee and to agreement on terms between the licensee and the Ministry of Forests. Cascadia’s TFLs have a term of 25 years and are replaceable every five to 10 years. Cascadia’s FLs have a term of 15 years and are replaceable every five to 10 years for a further 15-year term. TLs have a specified term and are not replaceable.
      Harvesting of timber by Cascadia under its timber tenures is conducted by company employees and by independent contractors. All of these operations are regulated by the Ministry of Forests. For additional information concerning the regulation of the forest industry in British Columbia, see “Business of the Company — Recent Legislative Amendments and Other Forest Policy Initiatives” and “— Forest Resources” in our AIF, incorporated by reference in this Prospectus.

Cascadia’s Manufacturing Facilities
      Cascadia operates four specialized sawmills, a custom cut division and four remanufacturing facilities on the coast of British Columbia, as well as a fifth sawmill which will be permanently closed on or about March 3, 2006.

Sawmills and Custom Cutting
      Cascadia’s sawmills are designed to manufacture high value products from high quality logs harvested on Cascadia tenures or purchased through log markets.
      The Chemainus mill is a large log mill located in Chemainus, British Columbia, approximately 20 kilometers north of our Cowichan Bay mill on Vancouver Island. The Chemainus mill was built in 1985 and has an annual production capacity of approximately 120,000 Mfbm. The mill produces primarily Douglas fir and western red cedar lumber, including squares for the Japanese market and timbers and high grade “flitch” timber for export markets. The mill has its own deep seaport onsite. The mill currently operates three shifts per day on one production line.
      The New Westminster mill is a small log mill with one production line located on the outskirts of Vancouver in New Westminster, British Columbia. The New Westminster mill was originally constructed in 1988 with a rebuild completed in 1994 and has an annual production capacity of approximately 150,000 Mfbm. The mill produces an assortment of lumber products of mixed species, including decking, siding, dimension lumber, and squares for the Asian and North American markets. The mill currently operates two shifts per day.
      The Alberni Pacific Division (“APD”) mill processes both large and small logs and is located in Port Alberni, British Columbia. The APD mill was originally constructed in 1980 with a rebuild completed in 1996 and has an annual production capacity of approximately 190,000 Mfbm. The mill produces primarily hemlock lumber products, including squares, timbers, railway ties and appearance grade products for Asian markets. The mill currently operates two shifts per day on two production lines.
      The Somass mill is a large log mill that is also located in Port Alberni. The Somass mill was built in 1989 and has an annual production capacity of approximately 110,000 Mfbm. The mill produces cedar lumber products, including decking, siding and timbers. The mill currently operates three shifts per day on one production line.
      The APD, Somass and New Westminster mills also have on-site kilns and planer facilities and Chemainus has limited on-site kiln capacity. The APD and Somass mills are located in close proximity to a deep seaport in Port Alberni.
      On December 8, 2005, Cascadia announced the permanent closure of its Island Phoenix division, a leased sawmill facility near Nanaimo, British Columbia, to be effective from March 3, 2006. The mill has not run consistently for some time and during the last two years has either operated on one shift or has been shut down. It is anticipated that many of the products produced by this facility will be sourced through incremental production at other facilities and through custom cutting operations. Upon closure, the sawmill equipment will be transferred to other sawmills or sold, and the lease on the existing site will be terminated. We estimate that mill closure costs, net of realizations from the sale of equipment, will not be material. Based on further analysis subsequent to the November 10, 2005 announcement of the Acquisition, we consider Cascadia’s decision to be consistent with our long-term strategy for the combined company’s manufacturing operations.
      In addition to its own primary facilities, Cascadia custom cuts cedar, Douglas fir, hemlock, cypress and spruce logs at several independent sawmills. High grade logs are processed into a wide variety of specialty sizes and grades utilized primarily in the Japanese market. Mid-grade and low-grade logs are processed for various industrial and remanufacturing customers in North America and China.

Remanufacturing Facilities
      Cascadia operates four remanufacturing facilities. The Somass facility produces clear bevel siding from kiln-dried blanks sawn at the adjacent sawmill. Mainland Processing manufactures knotty bevel siding and various panel products from lumber sawn at the adjacent New Westminster sawmill. South Island Reman is located near Chemainus and dries, surfaces and sorts various high grade products, many of which are sourced from the Chemainus sawmill. Mid-Island Reman, located near Nanaimo, British Columbia dries and sorts high grade and structural products from several of Cascadia’s primary locations.
      Cascadia also sources additional remanufacturing capacity through various custom processes and in particular, to produce a broad spectrum of products for North American retail cedar customers.

      The current annual lumber production capacity and actual lumber production for each of Cascadia’s mills and remanufacturing facilities and its custom cut operations for each of the last three years are set out in the following table:

		Lumber Production (Mfbm)

		Period from	Period from
		May 30 to	January 1 to	Years Ended December 31,
		September 25,	May 29,
		2005	2005	2004	2003
	Capacity(1)
	(Mfbm)	Cascadia	Weyerhaeuser	Weyerhaeuser	Weyerhaeuser

Sawmills and Custom Cutting
Chemainus	120,000	38,716	48,552	109,356	105,435
New Westminster	150,000	44,958	54,640	122,322	95,822
Alberni Pacific	190,000	50,057	65,673	166,656	160,345
Somass	110,000	27,078	42,720	76,581	53,978
Island Phoenix division	N/A	14,641	22,706	38,986	92,825

	570,000	175,450	234,291	513,901	508,405

Custom Cut(2)	N/A	36,942	58,829	139,995	126,205

Total		212,392	293,120	653,896	634,610

Remanufacturing
Mainland Processing	N/A	9,485	12,019	33,718	31,480
Somass(3)	N/A	N/A	N/A	N/A	7,231
South Island Reman(4)	N/A	4,161	7,294	18,342	18,590
Mid Island Reman(4)	N/A	8,717	5,230	22,004	19,949

(1)	Capacity is based on 235 operating days per year and three shifts per day at Chemainus and Somass and two shifts per day for New Westminster and Alberni Pacific.

(2)	Custom cut operations are currently conducted through 16 third party mills.

(3)	Production from this facility is reported on a combined basis with the Somass sawmill facility from 2004 onwards.

(4)	Production is reported as the output from the kilns. While there are other remanufacturing processes conducted at these plants, the primary focus is drying green lumber.

Sales and Marketing
      Cascadia produces a broad range of high quality specialty lumber products that are used in a variety of appearance and structural applications. The diversity of species used by Cascadia allows it to offer products that are used for exterior finishing such as decking, siding or landscaping. Fine grain clear and shop grades are used for producing cabinets, spindles, blinds, shutters, flooring, moldings, windows, doors, as well as furniture and musical instruments. Timbers are produced for end uses such as appearance beams in home construction and industrial construction of warehouses, bridges and docks. The fibre used in Cascadia’s products is of high quality and is used by customers around the world, including the largest home building companies in Japan.

      Cascadia has sales offices in Canada, Japan, China, and Australia and a worldwide network of agency relationships. Below is a break down of lumber sales revenue of Cascadia’s predecessor by region for the year ended December 31, 2004.
Lumber Sales by Region

Sales Revenues
      Sales revenues from the Cascadia production facilities were as follows:

	Period from	Period from
	May 30 to	January 1 to	Years Ended December 31,
	September 25,	May 29,
	2005	2005	2004	2003

	Cascadia	Weyerhaeuser	Weyerhaeuser	Weyerhaeuser

	(Thousands of dollars)
Sales by geographic area
Canada	$92,442	$134,019	$351,218	$337,068
United States	67,439	85,548	198,052	194,256
Japan	63,715	82,834	245,228	239,193
Asia	6,886	10,778	24,862	14,706
Europe	20,061	32,428	62,969	70,639
Other	9,663	9,124	37,932	40,877

Total	$260,206	$354,731	$920,261	$896,739

Sales by product line
Lumber	$203,873	$277,352	$695,299	$680,863
Logs	41,403	55,964	166,759	166,533
Sawmill by-products	14,227	19,810	52,583	44,415
Other	703	1,605	5,620	4,928

Total	$260,206	$354,731	$920,261	$896,739

Wood Chips and Fibre
      All wood chips, sawdust and hog fuel produced at Cascadia’s sawmills and all pulp logs harvested from Cascadia’s timber tenures (or equivalent volumes) are sold to third parties pursuant to long-term fibre supply agreements. Set out below is the aggregate volume of wood chip units produced at Cascadia’s production facilities for each of the past three years. Wood chips produced from custom cut operations are not included in totals as these chips are committed to the processing mill.

	Period from	Period from
	May 30 to	January 1 to	Year Ended December 31,
	September 25,	May 29,
	2005	2005	2004	2003

	Cascadia	Weyerhaeuser	Weyerhaeuser	Weyerhaeuser

	(Thousands of units)
Wood Chips produced and sold	214,640	301,123	648,512	621,977

Human Resources
      As at September 30, 2005, Cascadia had 1,910 employees, of which 1,553 were hourly and 357 were salaried. In addition to Cascadia’s own employees, independent contractors do much of the logging, site preparation and tree planting under contract with Cascadia. Approximately 75% of Cascadia’s timber harvesting and log hauling operations are performed by independent contractors.
      All of Cascadia’s hourly employees are members of the United Steelworkers of America (“Steelworkers”), other than the 160 hourly workers employed at the Island Phoenix division who are members of the Pulp, Paper and Woodworkers of Canada (“PPWC”) and who will be affected with the closure of this division on March 3, 2006. Cascadia’s collective agreements with the Steelworkers expire on June 14, 2007, with the exception of those in place at the South Island Reman, which expires October 14, 2006. The contract at Mid Island Reman expired in December 2004, and negotiations with the Steelworkers for a new contract are continuing.
      Cascadia has an established management team that includes Bruce St. John, General Manager, Sales and Marketing; Dwayne Leskewitch, Director, Human Resources; Jim Jackson, Director of Woodlands; and Tony Sudar, Director of Manufacturing. Mr. St. John has been with Cascadia and predecessor companies since 1996, starting in the custom cut business. He has developed relationships with the Asian and European markets which form a significant element of Cascadia’s business. Mr. Leskewitch, an accountant, has been with Cascadia and predecessor companies for approximately 33 years in various financial and human resources roles. Mr. Jackson has been with Cascadia and predecessor companies for approximately 35 years in various woodlands operating roles. Mr. Sudar has been with Cascadia and predecessors since 1979, working his way from Mill Production Trainee to Mill Manager and Director of Manufacturing. Mr. Sudar was heavily involved in the previous restructuring of Cascadia’s manufacturing facilities.

Environmental Matters
      Cascadia’s mill and forestry operations are regulated by federal and provincial environmental legislation, including the Environmental Management Act (British Columbia), the Forest and Range Practices Act (British Columbia), the Fisheries Act (Canada) and the Canadian Environmental Protection Act (Canada). In the Acquisition Agreement the Seller has represented to us that since Cascadia acquired the Crown Assets, there has been no undisclosed material spill or release by Cascadia of any contaminants and that Cascadia has not received notice of any environmental claim of a material nature with respect to its properties.
      Cascadia’s timberlands operations and four of its sawmills are certified to ISO 14001, the international standard for Environmental Management Systems and, with the exception of the Queen Charlotte timberlands, all of Cascadia’s timberlands are also certified to Z809, the Canadian Standards Association (“CSA”) standard for Sustainable Forest Management Systems. Cascadia has also advised us that Chain-of-Custody (“CoC”) procedures that conform to the requirements of CSA Plus 1163, are in place at all mills and timberlands to enable the tracking of the final products to their original forest source.

Timberlands

Operation	ISO 14001	CSA Z809

Coastal British Columbia:
West Island, North Island, Port McNeill, Stillwater	1.0 mil. hectares	0.9 mil. hectares
Queen Charlotte Islands	0.2 mil. hectares
Manufacturing Facilities

Operation	Certification Standard

Chemainus, British Columbia (South Island Reman)	ISO 14001 and CSA-CoC
Chemainus, British Columbia, softwood sawmill	ISO 14001 and CSA-CoC
Nanaimo, British Columbia, softwood sawmill (Island Phoenix division)	ISO 14001 and CSA-CoC
New Westminster, British Columbia, softwood sawmill and planer mill	ISO 14001 and CSA-CoC
Port Alberni, British Columbia, softwood sawmill and planer mill (Alberni Pacific)	ISO 14001 and CSA-CoC
Port Alberni, British Columbia, softwood lumber mill (Somass)	ISO 14001 and CSA-CoC
Nanaimo, British Columbia, (Mid Island Reman)	ISO 14001 and CSA-CoC

First Nations Land Claims
      First Nations groups have claimed title and rights over substantial portions of British Columbia, including areas where Cascadia’s forest tenures are located, creating uncertainty as to the status of competing property rights. See “Risk Factors — First Nations Land Claims” for a general description of the scope of such claims in British Columbia. Cascadia currently operates on crown-owned lands that are currently subject to title and rights claims by more than 30 First Nations groups. Although First Nations claims are generally directed at the Federal and Provincial Governments, they can directly and indirectly impact forest companies and other businesses that operate on Crown lands. Decisions made by the Province in respect of two of Cascadia’s tenures, TFL 39 and TFL 44, are the subject of claims of this nature that have recently been or continue to be considered by the British Columbia courts.
      The Haida First Nation on the Queen Charlotte Islands has commenced litigation against the Province challenging the 1999 decision by the Minister of Forests to consent to the change of control of the holder of TFL 39 (now held by Cascadia) when Weyerhaeuser acquired control of MacMillan Bloedel Limited, as well as the periodic replacements of TFL 39 in 1995 and 2000. The Haida First Nation obtained a declaration of the British Columbia Court of Appeal, which has been upheld by the Supreme Court of Canada, requiring the Ministry of Forests to consult and seek workable accommodations with the Haida First Nation, and negotiations have been on-going between the Haida First Nation and the Provincial Government. In the course of this litigation courts have acknowledged that the evidence supports a conclusion that, pending final resolution, the Haida First Nation have a prima facie case in support of aboriginal title, and a strong prima facie case for the aboriginal right to harvest red cedar, on parts of the Queen Charlotte Islands, including parts of TFL 39. In separate litigation, the Haida First Nation has made a claim of aboriginal rights and title to the Queen Charlotte Islands. Cascadia is not directly involved as a party to any of the Haida litigation, but has agreed from time to time to voluntarily refrain from harvesting timber in certain portions of TFL 39 pending the outcome of on-going negotiation discussions between the Haida First Nation and the Ministry of Forests. It is not currently possible to determine what impact, if any, these discussions and claims will have on TFL 39 and on our ability to harvest the full AAC on that tenure.
      Cascadia is also involved in pending court proceedings commenced by the Tseshaht First Nation challenging the decision made by the Minister of Forests in 2004 to authorize the removal of certain private lands from TFL 44 (a TFL now held by Cascadia but held by Weyerhaeuser at the time). In a similar proceeding commenced by the Hupacasath First Nation recently decided by the British Columbia Supreme

Court, the court held that the Crown had a duty to consult the Hupacasath First Nation regarding the Minister of Forests’ decision to remove private lands from TFL 44 and had failed to fulfill that duty, but the court denied the Hupacasath First Nation’s request for an order setting aside the Minister’s decision. Instead, the Court imposed certain conditions on the use of the private land for up to two years pending the completion of consultation and accommodation discussions between the Provincial Government and the Hupacasath First Nation. It is not currently possible to determine what impact, if any, this recent decision or the Tseshaht First Nation proceedings will have on the Crown land remaining in TFL 44.
      We and Cascadia will not be entitled to claim any indemnity or recovery from the Seller or Weyerhaeuser to the extent that these First Nations claims adversely impact our ability to continue to operate on certain of Cascadia’s tenures. See “Risk Factors — First Nations Land Claims” and “— Risks Associated with the Weyerhaeuser Purchase Agreement”.

Interrelationship Between Cascadia, Island Timberlands and Weyerhaeuser
      Cascadia’s business was acquired from Weyerhaeuser on May 30, 2005 as part of a larger transaction whereby Weyerhaeuser sold substantially all of its coastal British Columbia assets. During the period of Weyerhaeuser’s ownership, Cascadia’s business was integrated with the private timberlands business now carried on by Island Timberlands. As part of the closing, Island Timberlands and Cascadia put in place arrangements to ensure that both parties would continue to receive certain of the benefits that had been enjoyed when their respective assets were operated as a single integrated business. The following is a description of certain of those arrangements, as well as certain arrangements negotiated with Weyerhaeuser in connection with the separation of Cascadia’s business from the private timberlands business.
      Supply Agreements. A log supply agreement was entered into between Cascadia and Island Timberlands that requires Island Timberlands to supply and Cascadia to purchase any pulp logs harvested by Island Timberlands from the lands it purchased from Weyerhaeuser and needed by Cascadia to support its contractual obligations, and for Cascadia to supply saw logs to support Island Timberlands’ obligation to meet anticipated domestic demand for log sales.
      Access and Sharing Arrangements. Various reciprocal road access arrangements were entered into on customary terms and conditions. In addition, Cascadia and Island Timberlands entered into a joint venture to share certain aviation costs and have agreed to provide access or services on a “most favored customer” basis for specified log sorts, log dumps and booming grounds.
      Weyerhaeuser Transitional Services. Cascadia entered into transitional services arrangements whereby Weyerhaeuser agreed to provide information technology support for a fee for up to 18 months after the closing.
      Island Timberlands Guarantee of Cascadia. As a condition of allowing the private timberlands to be acquired separately from the business acquired by Cascadia, the Weyerhaeuser Purchase Agreement required that Island Timberlands provide support with respect to Cascadia’s obligations, consisting principally of indemnity obligations related to aboriginal claims, environmental matters, employment, contractual and severance obligations, silviculture and road de-activation liabilities and certain litigation. To satisfy this requirement, Island Timberlands provided a guarantee in favour of Weyerhaeuser of Cascadia’s obligations under the Weyerhaeuser Purchase Agreement, limited to $100 million for claims made within six years of the May 30, 2005 closing date (the “Island Timberlands Guarantee”). Cascadia has agreed to indemnify Island Timberlands in respect of any liability that it incurs under the Island Timberlands Guarantee (the “Cascadia Indemnity”). As security for the Cascadia Indemnity, Cascadia has issued a debenture in the amount of $100 million in favour of Island Timberlands (the “Island Timberlands Debenture”), which charges all of Cascadia’s real property and grants a security interest over all of Cascadia’s present and after-acquired personal property. Subject to there being no default by Cascadia under the Cascadia Indemnity, the Island Timberlands Debenture can be discharged when the Island Timberlands Guarantee is terminated and Island Timberlands has no further liability thereunder. The Island Timberlands Debenture places certain restrictions on Cascadia of the type typically found in grants of security of this nature, including restrictions on the ability to make distributions to its shareholders without the consent of Island Timberlands. The Seller has agreed to deliver at the closing of the Acquisition a modification of the Island Timberlands Debenture to permit

Cascadia to distribute or lend profits earned in the ordinary course of its business to its shareholders. See “Acquisition of Cascadia — Acquisition Agreement”.
      We are currently reviewing the optimal corporate structure for Western and Cascadia following the Acquisition, and should we decide to amalgamate Western and Cascadia, the obligations of Cascadia under the Cascadia Indemnity and the Island Timberlands Debenture will become obligations of the amalgamated company, including the restrictions in the Island Timberlands Debenture on distributions to shareholders.
      AAC Take-Back Obligations. Pursuant to the Weyerhaeuser Purchase Agreement, Cascadia is obligated to pay to Weyerhaeuser any compensation received by Cascadia from the Provincial Government on account of the AAC take-back under the FR Act and for improvements made to certain defined areas that may also be taken by the Provincial Government under the FR Act. Similarly, under the Acquisition Agreement, any payments received before the Closing Date by Cascadia from the Provincial Government on account of forest improvements lost as a result of the FR Act take-back will be credited to the account of the Seller.
      Quota Allocation. Under the Weyerhaeuser Purchase Agreement, if Weyerhaeuser becomes entitled to a quota or similar exemption from duties or constraints imposed by governments in connection with the ongoing softwood lumber dispute with the United States, Weyerhaeuser is required to transfer to Cascadia the portion of that quota that has arisen from the application of the criteria for the quota to Weyerhaeuser’s operation of what are now the Cascadia assets, provided the transfer is permitted under applicable laws and no duplication of quota results from the transfer.
Acquisition Agreement
      Pursuant to the Acquisition Agreement, we have agreed to purchase all of the issued and outstanding common shares (the “Shares”) of Cascadia from the Seller. Subject to certain adjustments, and excluding fees and expenses, the purchase price for the Shares is approximately $120 million plus an amount equal to the estimated amount of Cascadia’s net working capital as at the closing date of the Acquisition. The purchase price will be adjusted to take into account, among other things, the following:

•	the extent to which Cascadia’s actual net working capital as at the time of the closing deviates from the estimated amount;

•	the extent to which Cascadia’s forestry liabilities (primarily silviculture and road de-activation liabilities) as at the closing date exceed or are less than the amount of Cascadia’s cash and escrowed cash balances on the closing date; and

•	the net amount of any refunds received by Cascadia from the United States government after the closing date in respect of countervailing or anti-dumping duties related to lumber shipments made by Cascadia between May 30, 2005 and the closing date.
      We have the option to require Cascadia to transfer its Forest Act (British Columbia) (the “Forest Act”) timber tenures to us or a Western subsidiary immediately prior to the closing of the Acquisition, provided that as soon as reasonably practicable after closing the tenures are re-transferred to Cascadia or our subsidiary amalgamates with Cascadia.
      The Acquisition Agreement contains certain closing conditions, including, but not limited to:

•	the receipt of competition (or anti-trust) and other regulatory approvals;

•	no occurrence of a material adverse change in Cascadia’s business (other than any material adverse change affecting the British Columbia forest industry or financial markets generally);

•	the Minister of Forests providing a written notice to proceed with respect to any pre-closing transfer of Cascadia’s timber tenures to us (or a Western subsidiary) on terms acceptable to the Seller and us, each acting reasonably; and

•	receipt of debt and equity financing pursuant to the Rights Offering and the BBLF Facilities.

      The Acquisition Agreement contains customary representations and warranties (other than in respect of Cascadia’s financial statements) and covenants pertaining to the period in which the Crown Assets have been owned by Cascadia.
      The closing of the Acquisition Agreement and the transfer of the Shares will occur after all of the closing conditions have been satisfied or waived. At the closing, the Seller has agreed to deliver modification agreements for certain material contracts between Cascadia and Island Timberlands, including amendments to the Island Timberlands Debenture that secures the Cascadia Indemnity to permit Cascadia to pay dividends or make other distributions to its shareholder (including loans) paid out of profits derived from ordinary course business operations without a requirement to obtain the consent of Island Timberlands.
Regulatory Approvals
      Completion of the transactions contemplated under the Acquisition Agreement and the Standby Agreement are conditional upon receipt of certain regulatory approvals.

Consent of the Minister of Forests
      The Forest Act provides that a transfer of a timber tenure is without effect unless the parties obtain a notice to proceed from the Minister of Forests, which notice must be provided by the Minister of Forests if certain conditions are met and the Minister of Forests is satisfied the transaction will not unduly restrict competition in standing timber, log or chip markets. On a change of control of a tenure holder, a notice to proceed is not required or available, but the Minister of Forests has the authority to cancel the timber tenures of an acquired company after a change of control if he or she is satisfied that the transaction will unduly restrict competition in standing timber, log or chip markets. Under the Acquisition Agreement, we have an option to require Cascadia to transfer its Forest Act timber tenures to a Western subsidiary immediately before our acquisition of control of Cascadia, and we will apply to the Minister of Forests for a notice to proceed with that pre-closing tenure transfer.

Competition Law Filings
      Canada. The Competition Act (Canada) (the “Competition Act”) requires that the parties to certain merger transactions that exceed specified size thresholds provide to the Commissioner of Competition appointed under the Competition Act (the “Commissioner”) prior notice of, and information relating to, the merger transaction. Parties to the merger transaction must await the expiration of a prescribed “waiting period” prior to completing the merger transaction unless the Commissioner has (1) issued an advance ruling certificate under Section 102 of the Competition Act advising the parties that the transaction will not be challenged under Section 92 of the Competition Act, (2) waived the notification obligation under Section 113(c) of the Competition Act or (3) before the expiration of the waiting period, advised the parties that she does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the merger transaction.
      It is condition to the completion of the transactions contemplated under the Acquisition Agreement and to the exchange of the Subscription Receipts that the parties (i) receive an advance ruling certificate, (ii) the waiting period under the Competition Act has expired or been reduced by the Commissioner and a letter from the Commissioner or a person authorized by the Commissioner that the Commissioner has determined not to make an application for an order under Section 92 of the Competition Act in respect of the merger transaction (referred to as a “no-action letter”) has been received, or (iii) in the absence of receiving an advance ruling certificate or no-action letter, at our option, the waiting period under the Competition Act has expired or been reduced by the Commissioner and the parties have not been advised in writing by the Commissioner that she has determined to make an application for an order under Section 92 or 104 of the Competition Act with respect to the transactions contemplated under the Acquisition Agreement and the issuance of shares to Tricap upon the exchange of the Subscription Receipts.
      The parties filed a long form notification filing under the Competition Act in respect of the transactions contemplated under the Acquisition Agreement on November 22, 2005 and that filing was deemed complete on November 23, 2005. The waiting period under the Competition Act expired on January 4, 2006. However, we have been advised that the Competition Bureau is continuing its review of these transactions. This review is expected to be completed in February 2006, but it is possible that the Competition Bureau will require additional time. In addition, under the Competition Act and regardless of the expiration of the waiting period, the Commissioner may seek to challenge the merger transaction for a period of three years after closing, provided that if an advance ruling certificate has been issued with respect to the merger transaction, the Commissioner is precluded from challenging the merger solely on the basis of information that is the same or substantially the same as the information on the basis of which the certificate was issued, provided the transaction is completed within one year after the certificate is issued.
      United States. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), a merger transaction may not be completed until notifications have been given and required information and materials have been furnished to and reviewed by the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission and the required waiting period has expired or terminated. Under the HSR Act, a merger transaction may not be completed until 30 days after the initial filing (unless early termination of this waiting period is granted) or, if the Antitrust Division or the Federal Trade Commission issues a request for additional information, 30 days after the parties have complied with that request for additional information (unless this period is shortened by a grant of early termination).
      It is a condition to the completion of the transactions contemplated under the Acquisition Agreement that the applicable waiting period under the HSR Act expires or early termination is granted. The parties filed a Pre-Merger Notification and Report Form under the HSR Act with the Antitrust Division and the Federal Trade Commission on December 2, 2005 and early termination of the 30-day no-close waiting period was granted on December 19, 2005, effective on that date.
      After the statutory waiting periods, and even after the completion of a merger transaction, U.S. federal or state governmental authorities could seek to challenge a merger transaction as they deem necessary or desirable in the public interest.
      Other Jurisdictions. Some of the jurisdictions outside of Canada and the United States in which we and Cascadia sell products or have operations require that the parties to certain merger transactions that exceed specified size thresholds provide to relevant competition authorities notice of, and information relating to, the merger transaction, either before or after completion of the merger. We and Cascadia are determining whether a filing will be required to be made in any of these other jurisdictions and will make appropriate filings where required.
Shareholder Approvals
      The Rights Offering will materially affect the control of Western, for the purposes of rules applicable to TSX-listed companies. Tricap, as manager of the Tricap Restructuring Fund, currently exercises control or direction over 5,138,228 Common Shares or approximately 20.05% of the outstanding Common Shares, which are beneficially owned by the co-investor participants in the fund. Following the closing of the Rights Offering and the Acquisition, the co-investors of the Tricap Restructuring Fund are expected to hold at least 45% of the outstanding Common Shares. As a result, the Rights Offering will result in the issuance of more than 10% of the currently-outstanding Common Shares to Tricap Restructuring Fund co-investors who, by their existing co-investment arrangements, are considered insiders of Western.
      As permitted by the TSX, we have obtained written approval, in lieu of holding a meeting of shareholders to approve the Transactions, from Harbinger and the MLIM Funds. Together, Harbinger and the MLIM Funds beneficially own or control more than 50% of the outstanding Common Shares of Western that are not controlled by Tricap.

BACKGROUND TO THE ACQUISITION AND RECAPITALIZATION
      Preliminary discussions between our management and representatives of BAM in regards to a potential transaction were first held during the fourth quarter of 2004 and various discussions continued over the course of the first six months of 2005 but without conclusion. Our Board of Directors received reports on progress with negotiations and due diligence at regularly scheduled and special board meetings during the course of 2005.
      Detailed negotiations commenced in August 2005 following the acquisition of the Weyerhaeuser Assets by Island Timberlands and Cascadia, affiliates of BAM, in May 2005. During this period, management updated the board as to the status of the potential transaction at regular board meetings on August 9, 2005, October 5, 2005, and, November 7, 2005. The Board of Directors also met on November 9 and 10 to consider the proposed Transactions (as defined below).
      Additionally, as part of its review, the Board of Directors retained BMO Nesbitt Burns Inc. (“BMO Nesbitt Burns”) as its financial advisor. On November 10, 2005, BMO Nesbitt Burns delivered its opinion to the Board of Directors that the purchase price for Cascadia is fair, from a financial point of view, to our shareholders other than Tricap. The BMO Nesbitt Burns opinion is attached as Schedule A.
      Following receipt of the BMO Nesbitt Burns opinion and the Special Committee’s recommendation to approve the Transactions, as described below, the terms of the Transactions were reviewed and approved at a meeting of the Board of Directors held on November 10, 2005.
Special Committee and Review Process
      Since the proposed Transactions involved parties that are affiliated with BAM and Tricap, who are “related” to us for the purposes of the Related Party Rules described below, the Board of Directors established a special committee of independent directors (the “Special Committee”) consisting of John B. Newman (Chairman), James Arthurs and Lee Doney. The mandate of the Special Committee was to consider the proposed Transactions as a whole, and to report to the Board of Directors as to whether the Board of Directors should approve the proposed Transactions, making such recommendations as the Special Committee considered necessary or advisable.
      The Special Committee retained Scotia Capital Inc. (“Scotia Capital”) as its independent financial advisor. The Special Committee also retained Davies Ward Phillips & Vineberg LLP to act as independent legal advisor to the Special Committee. From its establishment until its recommendation to the Board of Directors, the Special Committee met on numerous occasions and had extensive discussions with its advisors and with our management regarding the proposed Transactions.
      On November 10, 2005, Scotia Capital delivered its opinion that, as of such date and based upon and subject to the factors and assumptions set forth in the opinion, the Transactions are fair from a financial point of view to our shareholders other than BAM and its affiliates and their respective associates. The opinion of Scotia Capital is attached as Schedule B.
      Based on its review and the opinion from Scotia Capital, and considering the Transactions as a whole, the Special Committee unanimously recommended to the Board of Directors on November 10, 2005 that the Board of Directors approve the Transactions as a whole, subject to the purchase price for each Subscription Receipt under the Rights Offering and Standby Agreement not being below $1.65.
Related Party Analysis and Exemption
      The following transactions (the “Transactions”) constitute related party transactions for the purposes of Ontario Securities Commission Rule 61-501 — Insider Bids, Issuer Bids, Business Combinations and Related

Party Transactions and Regulation Q-27 of the Autorité des marchés financiers (together, the “Related Party Rules”):

(a) the Acquisition Agreement among us and the Seller, an indirect wholly-owned subsidiary of BAM, pursuant to which we have agreed to purchase from the Seller all of the issued and outstanding common shares in the capital of Cascadia;

(b) the Standby Agreement among us and Tricap, an indirect wholly-owned subsidiary of BAM, under which Tricap has agreed to act as a standby purchaser in respect of the Rights Offering, whereby it will purchase all of the Subscription Receipts not otherwise purchased by holders of the Rights pursuant to the Rights Offering;

(c) the Tricap Option, pursuant to which Tricap will have the option, in certain circumstances, to purchase additional Subscription Receipts such that it and other members of the Tricap Group would hold at least 45% of our Common Shares after giving effect to the Rights Offering; and

(d) the Bridge Lending Commitment, pursuant to which Tricap, or such other entity as may be designated by Tricap (which has designated BBLF), will lend us a total of approximately $305 million under the BBLF Facilities.
      The Transactions are exempt from the valuation and minority shareholder approval requirements of the Related Party Rules on the basis that the Transactions are supported by Harbinger, which owns or exercises control or direction over a greater number of our Common Shares than BAM, the Seller and Tricap. Pursuant to a letter agreement dated November 10, 2005, Harbinger confirmed that it is the beneficial owner of, or exercises control or direction over, not less than 7,783,604 Common Shares, representing not less than approximately 30.4% of the outstanding Common Shares, and owns no other securities of Western. It further confirmed that it is not an “interested party” (as defined in the Related Party Rules) in respect of the Transactions, and that it deals at arm’s length with each of BAM, the Seller, Tricap, BBLF and, to its actual knowledge, each of their respective affiliates. Harbinger reviewed documents relating to the Acquisition and the related equity and debt financing. Based on this review, Harbinger confirmed that it supports our participation in the Transactions on the terms provided in the documents it reviewed. As required by the Related Party Rules, Harbinger will be treated identically to all other holders in Canada of our equity securities and will not receive, as a consequence of the Transactions, a benefit that is not also received on a pro rata basis by all other holders of our equity securities.
RECAPITALIZATION AND USE OF PROCEEDS
      Our net proceeds from the issuance of the Subscription Receipts under the Rights Offering (assuming that the Tricap Option is not exercised) will be $295 million, less transaction costs relating to the Rights Offering and the Acquisition, estimated at $6,000,000. We will use these net proceeds to fund the acquisition of the Shares (including payment for Cascadia’s working capital) and for additional working capital.
      On the closing of the BBLF Facilities described below, we expect to draw the full amount of the BBLF Facilities. The proceeds will be used by us to redeem the Secured Bonds and to fund additional working capital.
BBLF Facilities
      In accordance with the Bridge Lending Commitment, Tricap has designated BBLF to be the lender under the new senior secured credit facilities (the “BBLF Facilities”) in the form of: (i) a U.S.$187.5 million term loan facility (the “U.S. Facility”); and (ii) a $90 million term loan facility (the “Canadian Facility”). The BBLF Facilities will be guaranteed by all of our material subsidiaries (the “Guarantors”). The obligations in respect of the BBLF Facilities will be secured by liens against all of our properties and assets and those of each of the Guarantors including, without limitation, a pledge of shares of each of the Guarantors. The U.S. Facility will have a term of forty-eight (48) months. The Canadian Facility will have a term of twelve (12) months, which term may be extended for one further twelve (12) month period.

      Loans under the U.S. Facility will bear interest at a rate equal to the one-month London Interbank Offered Rate (“LIBOR”) plus 8.15%. The Canadian Facility will bear interest at a rate equal to Canadian prime rate plus 5.25%. Loans under the BBLF Facilities may be prepaid in a minimum amount of $1,000,000 and in integral multiples of $100,000 in excess of such amount thereafter, in each case in Canadian Dollars or United States Dollars, as applicable.
      The BBLF Facilities will contain customary representations and warranties, covenants, conditions to funding and events of default, including, without limitation, limits on incurring additional indebtedness, selling assets and making acquisitions without BBLF’s consent.
Lines of Credit
      In addition to the BBLF Facilities, CIT Business Credit Canada (“CIT”) has agreed to maintain its existing $100 million revolving working capital facility in favour of us (the “WFP Line of Credit”) as well as its existing $100 million revolving working capital facility in favour of Cascadia (the “CFP Line of Credit”, and together with the WFP Line of Credit, the “Lines of Credit”). CIT has also agreed to amend some of the terms of the Lines of Credit, including increasing availability under the borrowing bases and the availability blocks as well as other non-material changes.
      The WFP Line of Credit will be guaranteed by all of our material subsidiaries. The CFP Line of Credit will be guaranteed by all material subsidiaries of Cascadia, as well as by us. CIT intends to syndicate up to $100 million of the Lines of Credit.
      The obligations in respect of the Lines of Credit will be secured by liens against our and Cascadia’s present and future accounts receivable, inventory, other commodities, certain insurance policies, and collateral proceeds accounts, respectively. The Lines of Credit will not be secured by a charge over our or Cascadia’s fixed assets. The term of the Lines of Credit is three years.
      Loans under the Lines of Credit will bear interest at a rate equal to: (i) the CIBC Prime Rate plus 0.50% or the Bankers’ Acceptance rate plus 2% for loans denominated in Canadian dollars; and (ii) the CIBC Base Rate plus 0.50% or LIBOR plus 2% for loans denominated in U.S. dollars.
      The Lines of Credit will contain customary representations and warranties, covenants and events of default.
Intercreditor Agreement
      On the closing of the BBLF Facilities, BBLF and CIT will enter into an intercreditor agreement, which agreement will set forth BBLF’s and CIT’s agreement on certain intercreditor issues including, without limitation, BBLF’s and CIT’s relative priorities under the security provided by us and our material subsidiaries.

CONSOLIDATED CAPITALIZATION
      The following table sets forth our capitalization as at September 30, 2005. Our capitalization is presented on an actual basis and adjusted for the proposed transactions as disclosed below in note (1) and in the pro forma combined financial statements included elsewhere in this prospectus. The capitalization table should be read in conjunction with the pro forma combined financial statements included elsewhere in this prospectus and our interim consolidated financial statements as at and for the period ended September 30, 2005 incorporated by reference in this prospectus.

	As at September 30, 2005

		Pro forma(1)(2)(3)
	Actual	Adjusted

	(unaudited)	(unaudited)
	Millions of Canadian dollars
Cash	$3.9	$7.6
Restricted cash	48.5	9.4

	$52.4	$17.0

Indebtedness:
Bank indebtedness	$72.2	$—
Long-term debt
Senior Secured Bonds due 2009(4)	247.2
US dollar secured term loan facility due 2010(5)	—	214.0
Canadian dollar secured term loan facility due 2008(6)	—	90.0

	247.2	304.0

Total indebtedness	$319.4	$304.0

Shareholders equity:
Common shares	255.2	550.2
Contributed surplus	0.3	0.3
Deficit	(60.5)	(89.6)

	195.0	460.9

Total capitalization	$514.4	$764.9

Net capitalization	$462.0	$747.9

(1)	The unaudited pro forma combined capitalization at September 30, 2005 gives effect to the following transactions:

—	The issuance under the BBLF Facilities of U.S. $187.5 million ($218 million) of secured long-term debt and $90 million of secured long-term debt for total proceeds of $308 million;

—	The early repayment of Western’s existing Secured Bonds including unpaid interest and early redemption penalties, together totaling $295.9 million;

—	The issuance of $295 million in Rights to acquire common shares of Western to existing shareholders of Western;

—	The acquisition of 100% of the Shares of Cascadia for $120.0 million in cash plus working capital and an adjustment for forestry liabilities; and

—	The repayment of U.S.$4.2 million ($4.9 million) of secured long-term debt on completion of the Rights Offering and the capitalization to the $90 million facility of the $0.9 million commitment fee payable.

(2)	The unaudited pro forma combined capitalization does not give effect to the proposed acquisition of TFL 37 or the closure of the Squamish pulp mill.

(3)	The unaudited pro forma combined capitalization assumes that Tricap and/or members of the Tricap Group do not hold Common Shares representing more than 50% of the outstanding Common Shares following the exchange of Rights for Subscription Receipts or the exercise of the Tricap Option.

(4)	Existing U.S. $221 million of Senior Secured Bonds due 2009; as described in note (1), the principal amount of these bonds will be repaid along with accrued interest and an early redemption fee of approximately U.S.$16.6 million.

(5)	A U.S.$187.5 million ($218.0 million) secured term loan facility due in four years from the date of issuance which bears interest at one-month LIBOR plus 8.15%. U.S.$4.2 million of this facility will be repaid on closing of the Rights Offering.

(6)	A $90 million secured term loan facility due one year from the date of issuance but extendable for one additional year at our option which bears interest at Canadian prime rate plus 5.25%. The pro forma capitalization table assumes that this facility will be extended for the additional year.

PRINCIPAL HOLDERS OF SECURITIES
      As of the date of this Prospectus, to our knowledge, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than ten percent of our issued Common Shares, except as follows:

	No. of	Percentage of Issued
	Common Shares	Common Shares
	Before Completion	Before Completion
Name and Municipality of Residence of Shareholder	of Offering	of Offering

Harbinger Capital Partners Master Fund I, Ltd., HMC Distressed Investment Offshore Manager, L.L.C., HMC Investors L.L.C. and Alpha US Sub Fund VI, L.L.C.(1)
Dublin, Ireland, in the case of the Master Fund and New York, NY, in the case of the others	8,065,910	31.5%
Tricap Management Limited(2) Toronto, Ontario	5,138,228	20.05%
Merrill Lynch Investment Managers, L.P.(3) Plainsboro, New Jersey	3,255,162	12.7%

(1)	The “Report Filed by Eligible Institutional Investor Under Part 4” of National Instrument 62-103 of the Canadian Securities Administrators (“NI 62-103”) which was filed on SEDAR by Harbinger (on its behalf and other entities managed and controlled by Harbinger) on August 6, 2004, indicates that Harbinger beneficially owns, directly or indirectly, or exercises control or direction over 8,065,939 of our Common Shares. However, our counsel was advised verbally by a representative of Harbinger that as at June 20, 2005, 8,065,910 Common Shares were held by Harbinger. Harbinger confirmed in writing on November 10, 2005 that it beneficially owns, or exercises control or direction over, not less than 7,783,604 Common Shares, representing approximately 30.4% of the outstanding Common Shares, but this confirmation did not include Common Shares held by Alpha US Sub Fund VI, L.L.C.

(2)	Based on an Early Warning Report dated May 24, 2005 filed on SEDAR by Tricap Management Limited (as manager for and on behalf of the Tricap Restructuring Fund). Our counsel has received confirmation by a Tricap representative that, as at the date of filing of this Prospectus, Tricap’s holding as reported has not changed. To our knowledge, Tricap controls or directs the holdings but beneficial ownership is held indirectly by the underlying investors in the Tricap Restructuring Fund.

(3)	The “Report Filed by Eligible Institutional Investor Under Part 4” of NI 62-103 which was filed on SEDAR by MLIM (as manager, together with its affiliates for and on behalf of certain investment funds) on August 10, 2004 indicates that MLIM beneficially owns, directly or indirectly, or exercises control or direction over 3,255,162 of our Common Shares. The MLIM Funds confirmed in writing on November 10, 2005 that they are the beneficial owners of 3,255,162 Common Shares.

      We understand that Tricap intends to exercise all Rights it is issued pursuant to the Basic Subscription Right, and also to subscribe for additional Subscription Receipts under the Additional Subscription Privilege. Pursuant to the Standby Commitment, Tricap is required, subject to certain conditions, to purchase all Subscription Receipts not otherwise purchased pursuant to the Rights Offering. Tricap may also acquire additional Subscription Receipts under the Tricap Option. We believe it is likely that the interest of the Tricap Group in us will be greater than 45% without recourse to the Tricap Option. See “Details of the Rights Offering — Standby Commitment” and “— Tricap Option”.
      Harbinger has advised us that it currently intends to exercise Rights to acquire approximately U.S.$25 million of Subscription Receipts.
      MLIM has advised us that certain of the MLIM Funds are evaluating whether and to what extent they will exercise Rights to acquire Subscription Receipts.
      The information as to the intentions of our insiders is not within our knowledge and has been furnished by the respective insiders. No assurance can be given by us that the respective insiders will subscribe for Subscription Receipts in the amounts set out above or at all.
PLAN OF DISTRIBUTION
      There is no managing or soliciting dealer for the Offering hereunder and no fee of any kind will be paid by us for the solicitation of the exercise of rights. For a description of the distribution of the Rights, see “Details of the Rights Offering”.
      We have retained Georgeson Shareholder Communications Inc. to act as Information Agent in connection with the Rights Offering.
      The TSX has conditionally approved the listing of the Rights on the TSX. The Rights will be listed and be posted for trading on the TSX until noon (Toronto time) on the Expiry Date. The TSX has also conditionally approved the listing of the Subscription Receipts and the Common Shares issuable in exchange for the Subscription Receipts (including the Subscription Receipts issuable to Tricap pursuant to the Standby Commitment and the Tricap Option, and the additional Common Shares issuable upon the exchange of such Subscription Receipts). These listings will be subject to our fulfilling all of the listing requirements of the TSX. The Subscription Receipts remaining outstanding after the Closing Date in accordance with the Exchange Limitation will not continue to be listed and posted for trading on the TSX. Any Non-Voting Shares issued to holders of Subscription Receipts in accordance with the Exchange Limitation will not be listed or posted for trading on any public market.
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
      In the opinion of Torys LLP, our counsel, the following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) generally applicable to holders of Rights acquired pursuant to this Prospectus who, for the purposes of the Tax Act and at all relevant times, hold their Rights, Subscription Receipts and Common Shares acquired on the exercise of Rights as capital property, are not affiliated with us, and deal with us at arm’s length. A Right, Subscription Receipt or Common Share will generally be capital property to a holder unless it is held in the course of carrying on a business of trading in or dealing in securities, or it has been acquired in a transaction or transactions considered to be an adventure in the nature of trade. Holders whose Common Shares do not otherwise qualify as capital property may in certain circumstances make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Common Shares and every “Canadian security” (as defined in the Tax Act) owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.
      Common Shares held by certain “financial institutions” (as defined in the Tax Act) will generally not be capital property to such holders and will be subject to special “mark-to-market rules” contained in the Tax Act. This summary does not take into account these mark-to-market rules. Holders that are financial institutions for purposes of these rules or that otherwise do not hold their Rights, Subscription Receipts or Common Shares as capital property should consult their own tax advisors.
      This summary is based on the current provisions of the Tax Act and the regulations thereunder, all specific proposals to amend the Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) (“Tax Proposals”) before the date of this Prospectus, and the current published administrative practices of the Canada Revenue Agency. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.
      This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of Rights, Subscription Rights or Common Shares. Accordingly, holders of Rights, Subscription Receipts or Common Shares should consult their own tax advisors about the specific tax consequences to such holders of acquiring, holding and disposing of Rights, Subscription Receipts or Common Shares.
Residents of Canada
      The following summary is generally applicable to a holder of Rights who, at all relevant times for purposes of the Tax Act, is or is deemed to be resident in Canada.

Distribution of Rights
      A holder of Common Shares who receives Rights pursuant to this Rights Offering will not be required to include the value of such Rights in computing the holder’s income for purposes of the Tax Act.

Disposition of Rights
      A holder who disposes of or is deemed to dispose of a Right (otherwise than by exercise of the Right) will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Right to the holder. Rights received by a holder of Common Shares pursuant to this Rights Offering will have an adjusted cost base of nil. The cost of Rights acquired by a holder otherwise than pursuant to this Rights Offering will be averaged with the adjusted cost base of all other Rights held by that holder as capital property for the purposes of determining the adjusted cost base to that holder of each Right so held.

Exercise of Rights
      The exercise of a Right will not be a disposition for purposes of the Tax Act, with the result that no gain or loss will be realized by a holder upon the exercise of a Right. The adjusted cost base, if any, of the Right so exercised will be added in computing the cost of the Subscription Receipt acquired upon the exercise of the right.

Expiry of Rights
      The expiry of an unexercised Right will result in a capital loss to the holder equal to the adjusted cost base, if any, of the Right immediately before its expiry. Any such capital loss will be subject to the treatment described below under “Certain Canadian Federal Income Tax Considerations — Residents of Canada — Treatment of Capital Gains and Capital Losses”.

Subscription Receipts
      Subscription Receipts acquired by a holder upon the exercise of a Right will have a cost equal to the aggregate of the Subscription Price paid for such Subscription Receipts and the adjusted cost base to such holder of the Right so exercised.

      For the purposes of determining the adjusted cost base to a holder of each Subscription Receipt acquired upon the exercise of a Right by such holder, the cost of each Subscription Receipt must be averaged with the adjusted cost base to the holder of all other Subscription Receipts held as capital property by the holder.
      A disposition or deemed disposition by a holder of a Subscription Receipt will generally result in the holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the holder’s adjusted cost base thereof and any reasonable costs of disposition. The tax treatment of any such capital gain (or capital loss) is the same as described below under “Certain Canadian Federal Income Tax Considerations — Residents of Canada — Treatment of Capital Gains and Capital Losses”.
      No gain or loss will be realized by a holder on the acquisition of a Common Share evidenced by a Subscription Receipt.

Common Shares
      A Common Share acquired in respect of a Subscription Receipt will have a cost equal to the cost of the Subscription Receipt.
      For the purposes of determining the adjusted cost base of each Common Share held by a holder, the cost of all Common Shares held by the holder must be averaged with the cost of all other Common Shares held as capital property by that holder.
      Dividends received or deemed to be received on Common Shares by an individual will be included in computing the individual’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by an individual from a taxable Canadian corporation. Such dividends will qualify for the enhanced gross-up and dividend tax credit mechanism as described in an announcement made by the Minister of Finance (Canada) on November 23, 2005.
      Dividends received or deemed to be received on Common Shares by a corporation will be included in computing the corporation’s income and will generally be deductible in computing the taxable income of the corporation. A corporation which is a private corporation or a subject corporation for purposes of the Tax Act may be liable to pay a refundable tax of 33 1/3% on dividends received or deemed to be received to the extent such dividends are deductible in computing the corporation’s taxable income.

Disposition of Common Shares
      On a disposition or a deemed disposition of a Common Share, a holder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Share to the holder. The tax treatment of any such capital gain (or capital loss) is the same as described below.

Treatment of Capital Gains and Capital Losses
      One-half of the amount of any capital gain (a “taxable capital gain”) realized by a holder in a taxation year must be included in computing the holder’s income in that year, and one-half of the amount of any capital loss (an “allowable capital loss”) realized by a holder in a taxation year generally may be deducted from taxable capital gains realized by the holder in that year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.
      The amount of any capital loss realized on the disposition or deemed disposition of a Common Share by a holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on the Common Share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares and where a trust is a member of a partnership or a partnership or trust is a beneficiary of a trust. Holders to whom these rules may be relevant should consult their own tax advisors.

      A holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable for a refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

Eligibility For Investment
      The Rights offered under the Prospectus, if issued on the date hereof, would be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.
Non-Residents of Canada
      The following summary is generally applicable to a holder (a “Non-Resident Holder”) of Rights who, at all relevant times for purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident nor deemed to be resident in Canada and does not use or hold, and is not deemed to use or hold Rights, Subscription Receipts or Common Shares in connection with carrying on a business in Canada. Special rules which are not discussed in this summary, may apply to a non-resident insurer carrying on business in Canada and elsewhere.
      The issuance of Rights to a Non-Resident Holder will not be subject to Canadian withholding tax and no other tax will be payable under the Tax Act by a Non-Resident Holder in respect of the receipt of Rights.
      A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition (including a disposition by the Subscription Agent on behalf of ineligible holders) of Rights or of Subscription Receipts or Common Shares acquired on the exercise of Rights unless the property disposed of constitutes “taxable Canadian property” of the Non-Resident Holder and the Non-Resident Holder is not entitled to relief under an applicable tax treaty or convention. So long as the Common Shares are listed on a prescribed stock exchange (which includes the TSX), the Common Shares will generally not constitute taxable Canadian property of a Non-Resident Holder unless, at any time during the five-year period immediately preceding their disposition, the holder, together with persons with whom the holder does not deal at arm’s length, owned not less than 25% of the issued shares of any class or series of shares of our capital stock. Rights and Subscription Receipts will generally not constitute taxable Canadian property of a Non-Resident Holder unless the Rights and Subscription Receipts are exercisable for or entitle the holder to receive 25% or more of any class or series of shares of our capital stock or unless, at any time during the five-year period immediately preceding their disposition, the holder, together with persons with whom the holder does not deal at arm’s length, owned not less than 25% of the issued shares of any class or series of shares of our capital stock. Dividends on Common Shares received by a Non-Resident Holder will be subject to a non-resident withholding tax under the Tax Act at a rate of 25%, subject to reduction under the provisions of an applicable tax treaty or convention.
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
      The following is a summary of certain material United States federal income tax consequences relevant to the receipt, exercise, termination or disposition of Rights (which, for purposes of this discussion, shall include any Additional Subscription Privileges) and the ownership and disposition of Common Shares, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.
      This summary applies only if you will hold the Rights and/or the Common Shares as capital assets. This summary also does not address the tax considerations arising under the laws of any country other than the United States, any United States state, or any local jurisdiction. In addition, this summary does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	holders subject to the alternative minimum tax;

•	tax-exempt organizations;

•	brokers or dealers in securities or commodities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	foreign (non-United States) persons or entities;

•	persons that are S-corporations, partnerships or other pass-through entities;

•	expatriates and certain former citizens or long-term residents of the United States;

•	holders whose functional currency is not the U.S. dollar;

•	persons holding the Rights and/or Common Shares as part of a hedging, straddle, conversion or constructive sale transaction or other risk reduction transactions;

•	grantor trusts;

•	real estate investment trusts or regulated investment companies; or

•	persons who are resident or ordinarily resident in Canada.
      Further, the following assumes that you will not, due to your particular circumstances, be restricted from receiving the Rights under applicable securities laws. You should consult your tax advisors about the United States federal, state, local and foreign tax consequences to you of the exercise or disposition of the Rights and of the ownership and disposition of the Common Shares.
      TO COMPLY WITH INTERNAL REVENUE SERVICE CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN BY US TO BE USED, AND CANNOT BE USED BY ANY PROSPECTIVE INVESTOR, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE INTERNAL REVENUE CODE; (B) ANY SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) A TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
      The summary below applies to you only if you are a beneficial owner of Rights and/or Common Shares not resident in Canada for purposes of the income tax treaty between the United States and Canada (the “U.S. Tax Treaty”) and you are, for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for United States federal income tax purposes created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a United States court and the control of one or more United States persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Taxation of Rights

Receipt of Rights
      Under section 305 of the Code, a shareholder who receives a right to acquire shares will, in certain circumstances, be treated as having received a taxable dividend in an amount equal to the value of such right. In particular, a common shareholder who receives a right to acquire common shares generally will be treated as having received a taxable dividend if a shareholder’s proportionate interest in the earnings and profits or assets of the corporation is increased and any other shareholder receives a distribution of cash or other property. For the purposes of the preceding sentence, the term “shareholder” includes holders of warrants, options and convertible securities. The application of this rule is complex and subject to some uncertainty if a company has warrants, options or convertible securities outstanding. While the issue is not free from doubt, we believe that the distribution of the Rights should be treated as a non-taxable stock dividend under section 305(a) of the Code and we and our agents (including the depositary) intend to treat the distribution of the Rights consistent with this belief. Such treatment is based, in part, on the fact that neither we nor any of our subsidiaries (i) will purchase any Rights or (ii) have any current plan to purchase Common Shares issued upon the exercise of Rights, in either case, from the holders of such Rights. The following discussion assumes that our position is respected, and that you are not subject to United States federal income tax on the receipt (or deemed receipt) of a Right. However, our position is not binding on the IRS and there can be no assurance that the IRS will not disagree with such position. If our position were finally determined by the IRS or a court to be incorrect, the fair market value of the Rights you receive would be taxable to you as a dividend in the manner described below under “Certain U.S. Federal Income Tax Considerations — Taxation of Common Shares — Dividends”. You are strongly urged to consult your tax advisors regarding the risk of having a taxable distribution as a result of the receipt of the Rights.

Sale or other Disposition of Rights
      Upon a sale or other disposition of a Right, you will recognize capital gain or loss in an amount equal to the difference between the amount realized and your adjusted tax basis in the Right.
      The amount realized on a sale or other disposition of a Right for cash generally will be the amount of cash you receive in exchange for such Right. If the consideration you receive for the Right is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received. In general, the U.S. dollar value of such a payment will be determined on the date of receipt of payment if you are a cash basis taxpayer and the date of disposition of the Right if you are an accrual basis taxpayer. However, if the Rights are treated as “securities traded on an established securities market” and you are either a cash basis taxpayer, or an accrual basis taxpayer who has made a special election, you will determine the U.S. dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale.
      If the fair market value of the Rights on the date of their distribution equals or exceeds 15 percent of the fair market value on such date of the Common Shares with respect to which the Rights are distributed, your tax basis in such Common Shares must be allocated between such Common Shares and the Rights. Such an allocation must be made in proportion to the fair market value of the Common Shares and the fair market value of the Rights on the date the Rights are distributed.
      If the fair market value of the Rights on the date of their distribution is less than 15 percent of the fair market value on such date of the Common Shares with respect to which the Rights are distributed, your tax basis in such Rights will be zero and your basis for the Common Shares with respect to which the Rights are distributed will remain unchanged. Notwithstanding the foregoing sentence, however, you may affirmatively elect (in a statement attached to your United States federal income tax return for the year in which the Rights were received) to allocate to the Rights a portion of your basis in such Common Shares in the manner described in the immediately preceding paragraph. Any such election is irrevocable and must be applied to all of the Rights you receive pursuant to this Rights Offering.
      Subject to the passive foreign investment company rules discussed below, any gain or loss you recognize on the sale or other disposition of a Right to a third party will be long-term capital gain or loss if your holding period in the Right is deemed to be greater than one year. Your holding period in a Right will be deemed to have begun on the same date as that of the Common Share with respect to which you received such Right. Any gain or loss will generally be treated as U.S. source gain or loss. The deductibility of capital losses is subject to limitations.
      Your tax basis in any foreign currency you receive on the sale or other disposition of a Right will be equal to the U.S. dollar amount that you realized on the sale or disposition. Any gain or loss you realize on a subsequent conversion of foreign currency generally will be U.S. source ordinary income or loss.

Termination of Rights
      Notwithstanding the foregoing, if you allow a Right to expire without the Right being exercised, sold or exchanged by you or on your behalf, no basis will be allocated to such Right and you will not realize any loss upon the expiration of such Right.

Exercise of Rights
      The exercise of a Right by you will not be a taxable transaction for United States federal income tax purposes. Your initial basis in a Subscription Receipt acquired upon exercise of a Right generally will be equal to the amount of cash (in U.S. dollar value of the Canadian dollar denominated subscription price determined on the date of purchase) plus your basis (if any) in the Right in U.S. dollars. If the Subscription Receipts are treated as traded on an “established securities market” and you are either a cash basis taxpayer, or an accrual basis taxpayer who has made a special election, you will determine the U.S. dollar value of the Canadian dollars paid for such Subscription Receipts by translating the amount paid at the spot rate of exchange on the settlement date of the exercise. The holding period for Subscription Receipts acquired on the exercise of a Right will begin on the date of exercise.
Taxation of Subscription Receipts

Termination of Subscription Receipts
      In the event that the Exchange Conditions are not satisfied and you receive an amount equal to the price paid for a Subscription Receipt plus your pro rata entitlement to interest on such amount, you will recognize ordinary income in the amount of your share of such earnings. Although there is no authority directly on point, such income may be characterized for United States federal income tax purposes either as interest income or as gain from the disposition of the Subscription Receipt. You may, subject to a number of complex rules and limitations, be able to claim a foreign tax credit for any Canadian tax withheld. You are urged to consult your own tax advisor regarding the availability of foreign tax credits.
      If the income is treated as interest, and you receive an interest payment in Canadian dollars, you will be required to include in income the U.S. dollar value of such payment (determined using the exchange rate in effect on the date such payment is received) regardless of whether such payment subsequently is converted into U.S. dollars. No “exchange gain or loss” should be recognized by you with respect to the receipt of such payment other than exchange gain or loss that is attributable to any disposition of the Canadian dollars received.
      If the income is treated as gain from the disposition of a Subscription Receipt, you will be treated in a similar manner as discussed below under “Certain U.S. Federal Income Tax Considerations — Taxation of Common Shares — Sale or Exchange of Common Shares”.
      Under proposed Treasury Regulations, you would be taxable on the interest or other income earned while the proceeds from your Subscription Receipts were held in escrow, regardless of whether the income is received. Therefore, upon receiving Common Shares in respect of your Subscription Receipts, you would be required to include such amounts in income, even though such amounts are not received. In any event, your initial tax basis in the Common Shares should be increased by the amount of income so included.

Receipt of Common Shares
      You should not recognize gain or loss on the receipt of Common Shares in exchange for Subscription Receipts. Subject to the discussion below regarding interest income, your initial tax basis in the Common Shares generally should equal your basis in the Subscription Receipts. Your holding period of the Common Shares received pursuant to the Subscription Receipts will commence on the day following the acquisition of such Common Shares.
Taxation of Common Shares

Dividends
      Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution by us of cash or property (including our shares, unless such shares are distributed pro rata to all of our shareholders and certain other conditions are met) with respect to Common Shares will be includable in income by you as dividend income at the time of receipt to the extent such distributions are made from our current or accumulated earnings and profits as determined under United States federal income tax principles. Such a dividend will not be eligible for the dividends received deduction generally allowed to corporate shareholders. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in the Common Shares and thereafter as capital gain. Notwithstanding the foregoing, we do not intend to maintain calculations of earnings and profits as determined under United States federal income tax principles. Therefore, you should expect that a distribution generally will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.
      For taxable years beginning before January 1, 2009, dividends received by an individual may be eligible for preferential rates of taxation, provided (1) certain holding period requirements are satisfied, (2) we are eligible for the benefits of the U.S. Tax Treaty, and (3) we are not, and in the preceding year were not, a “passive foreign investment company”. The determination of whether a dividend qualifies for the preferential rates must be made at the time the dividend is paid.
      Includable distributions paid in Canadian dollars, including any Canadian withholding taxes, will be included in your gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If Canadian dollars are converted into U.S. dollars on the date of receipt, you generally should not be required to recognize any foreign exchange gain or loss.

Sale or Exchange of Common Shares
      Subject to the passive foreign investment company rules discussed below, generally you will recognize gain or loss on the sale or exchange of Common Shares equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in the Common Shares. Gain or loss recognized by you on the sale or exchange of a Common Share generally will be capital gain or loss and generally will be long-term if held more than one year and otherwise short-term. Long-term capital gains recognized by certain noncorporate U.S. holders, including individuals, generally will be subject to a reduced tax rate. The deductibility of capital losses is subject to limitations.
      If the consideration you receive for the Common Shares is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received. In general, the U.S. dollar value of such a payment will be determined on the date of receipt of payment if you are a cash basis taxpayer and the date of disposition if you are an accrual basis taxpayer. However, if the Common Shares are treated as traded on an “established securities market” and you are either a cash basis taxpayer, or an accrual basis taxpayer who has made a special election, you will determine the U.S. dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. You will have a tax basis in any foreign currency received equal to the U.S. dollar amount realized. Any gain or loss you realize on a subsequent conversion of foreign currency will be U.S. source ordinary income or loss.

Foreign Tax Credit Considerations
      For purposes of the U.S. foreign tax credit limitations, dividends on the Common Shares will be foreign source income and generally will be “passive income” (or “financial services income” in the hands of certain persons engaged in financial businesses). The American Jobs Creation Act of 2004 (the “Jobs Creation Act”) modifies the foreign tax credit limitation by reducing the number of classes of foreign source income to two for taxable years beginning after December 31, 2006. Under the Jobs Creation Act, dividends generally constitute “passive category income” but could, in the case of certain U.S. holders, constitute “general category income.” In general, gain or loss realized upon sale or exchange of the Common Shares by you will be U.S. source income or loss, as the case may be.
      Subject to certain complex limitations, including holding period requirements, generally you will be entitled to a credit against your United States federal income tax liability or a deduction in computing your United States federal taxable income in respect of any Canadian taxes withheld by us (to the extent not refundable). You should consult your tax advisors as to the consequences of Canadian withholding taxes and the availability of a foreign tax credit or deduction.
Passive Foreign Investment Company Status
      The Code provides special anti-deferral rules regarding certain distributions received by U.S. persons with respect to, and sales and other dispositions, including pledges, of stock of, a “passive foreign investment company” (a “PFIC”). A foreign corporation, such as us, will be treated as a PFIC for any taxable year if 75% or more of its gross income for the taxable year is passive income or the average percentage of its assets, by value, that produce or are held for the production of passive income is at least 50%. We believe that we are not and have never been a PFIC, and expect that we will not become a PFIC in the foreseeable future. However, whether or not we will be considered a PFIC will depend on the nature and source of our income and the value of our assets, as determined from time to time.
      If we were a PFIC, for any taxable year in which you held Common Shares, you would be subject to special rules with respect to:

(i) any gain realized on the sale or other disposition of Common Shares; and

(ii) any “excess distribution” made to you (generally, any distributions to you in respect of Common Shares during a single taxable year that are greater than 125 percent of the average annual distributions received by you in respect of Common Shares during the three preceding taxable years or, if shorter, your holding period for Common Shares).
      Alternatively, if we comply with certain information reporting requirements, you may elect to treat us as a “qualified electing fund,” in which case you would be required to include in income each year that we are a passive foreign investment company your pro rata share of our ordinary earnings and net capital gains, whether or not distributed. However, if it is determined that we are a passive foreign investment company, we do not currently intend to provide the information necessary to permit you to make the qualified electing fund election.
      As another alternative to the special rules described above, holders of “marketable stock” in a PFIC may elect mark-to-market treatment with respect to their Common Shares (but not Rights). If the mark-to-market election is available and you elect mark-to-market treatment you will, in general, include as ordinary income each year an amount equal to the increase in value of your Common Shares for that year (measured at the close of your taxable year) and generally will be allowed a deduction for any decrease in the value of your shares for the year, but only to the extent of previously included mark-to-market income.
Information Reporting and Backup Withholding
      A U.S. holder (other than an “exempt recipient,” including a corporation and certain other persons who, when required, demonstrate their exempt status) may be subject to backup withholding at a rate of 28%, and to information reporting requirements with respect to dividends or other payments on, and to proceeds from the sale or exchange of, Rights, Subscription Receipts or Common Shares. In general, if a non-corporate U.S. holder subject to information reporting fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements, backup withholding may apply. The backup withholding tax is not an additional tax and may be credited against a your regular United States federal income tax liability or refunded by the IRS where applicable.
RISK FACTORS
      An investment in the Subscription Receipts or our Common Shares is subject to a number of risks. Prospective investors should carefully consider all of the information disclosed in this Prospectus, including all documents incorporated by reference, and in particular the risk factors under the heading “Risk Factors” contained in the AIF incorporated herein by reference, prior to exercising Rights to acquire Subscription Receipts. These risks include but are not limited to the following:
Dilution
      If a Holder of Common Shares does not purchase Subscription Receipts pursuant to Rights issued to such Holder, the Holder’s current percentage ownership in us will be diluted by the issue of Common Shares (and Non-Voting Shares, as applicable) upon the exchange of the Subscription Receipts. Even if a Holder does exercise the Holder’s Rights, the Holder’s ownership interest in us could still be diluted as a result of the Tricap Option.
      We currently have 25,631,795 Common Shares outstanding. As a result of the Rights Offering, we will issue $295 million of Subscription Receipts exchangeable for Common Shares. Given the Subscription Price of $1.65, approximately 179 million additional Common Shares (or Common Shares and Non-Voting Shares if the Exchange Limitation applies) would be issued pursuant to the Rights Offering (including the Standby Commitment, but not the Common Shares, if any, issuable pursuant to the Tricap Option).
Trading Market For Rights, Subscription Receipts and Underlying Shares
      Although the Rights and Subscription Receipts will be listed on the TSX, we cannot provide any assurance that an active or any trading market in the Rights and/or Subscription Receipts will develop or that Rights and/or Subscription Receipts can be sold on the TSX at any time. The Subscription Receipts remaining outstanding after the Closing Date in accordance with the Exchange Limitation will not continue to be listed and posted for trading on the TSX. Any Non-Voting Shares issued to holders of Subscription Receipts in accordance with the Exchange Limitation will not be listed or posted for trading on any public market.
The Exchange Conditions May Not Be Satisfied
      The Subscription Receipts will not be exchanged for our shares unless the Exchange Conditions are satisfied prior to the Termination Date. It is possible that the required regulatory approvals will not be satisfied, or that the Acquisition Agreement or the BBLF Facilities will be terminated. If the Exchange Conditions are not satisfied prior to the earliest of May 10, 2006 or the date the Acquisition Agreement or the BBLF Facilities are terminated, the Subscription Receipts will be cancelled and holders of Subscription Receipts will receive an amount equal to the subscription proceeds for the Subscription Receipts and their pro rata entitlement to interest on such amount.
Integration of Cascadia
      Our integration of Cascadia may result in significant challenges, and our management team may be unable to accomplish the integration smoothly or without spending significant amounts of money. There can be no assurance that our management team will be able to integrate the Cascadia operations successfully. Our management team’s inability to successfully integrate the Cascadia operations could have a material adverse effect on the financial condition and results of operations of the combined business.

Risks Associated with the Weyerhaeuser Purchase Agreement
      The assets of Cascadia were recently acquired from Weyerhaeuser pursuant to the Weyerhaeuser Purchase Agreement. Among other things, Cascadia assumed the responsibility for environmental conditions on the lands (including the lands within the timber tenures) it acquired from Weyerhaeuser, as well as responsibility for claims made by First Nations groups in connection with Weyerhaeuser’s British Columbia coastal operations (except to the extent that those claims were assumed by Island Timberlands in its purchase of the private lands business from Weyerhaeuser). Cascadia received the benefit of representations from Weyerhaeuser in the Weyerhaeuser Purchase Agreement, subject to certain disclosure made to Cascadia by Weyerhaeuser and the thresholds for claims made under that agreement. Since Cascadia purchased the Weyerhaeuser Assets as part of a larger transaction, these thresholds are higher than would have been typical for transactions involving a company of Cascadia’s size and, accordingly, our ability to recover in respect of any claims to which these thresholds apply will be relatively limited. Weyerhaeuser’s indemnification obligations under the Weyerhaeuser Purchase Agreement are also limited in duration and amount. In addition, certain of Cascadia’s tenures are currently the subject of First Nations claims, as described under “Acquisition of Cascadia — Business of Cascadia — First Nations Land Claims” and “Risk Factors — First Nations Land Claims”. We and Cascadia will not be entitled to claim any indemnity or recovery from the Seller or Weyerhaeuser to the extent that these First Nations claims, or other claims based on First Nations title and rights, adversely impact our ability to continue to operate on Cascadia’s current tenures. As such, there can be no assurance that these or other potential liabilities of Cascadia will be recoverable from the Seller or Weyerhaeuser in all circumstances.
Risks Associated with the Purchase of TFL 37
      Our agreement to purchase TFL 37 (see “The Company — Recent Developments”) is subject to regulatory approval. There can be no assurance that such approval will be received. If regulatory approval is not received we will have to evaluate our options with respect to the future of the Squamish pulp mill and the fibre that supplies it.
Change of Control of Western
      Depending on the number of holders of Rights who exercise those Rights to acquire Subscription Receipts in the Rights Offering, and whether Tricap exercises the Tricap Option, it is possible that, upon Tricap’s purchase of Subscription Receipts in accordance with the Standby Commitment, Tricap and/or members of the Tricap Group would hold Common Shares or Subscription Receipts that are exchangeable for Common Shares representing more than 50% of the issued and outstanding Common Shares. Western will have the right, pursuant to the Exchange Limitation provisions of the Subscription Receipt Agreement, to permit the exchange of only that portion of the Subscription Receipts owned by a holder or group of holders such that the holder(s) would not beneficially own, or exercise control or direction over, more than 49% of the Common Shares then outstanding. The balance of the Subscription Receipts owned, or controlled or directed, by those holder(s) will remain outstanding after the Closing Date and will be exchanged for Non-Voting Shares or, in certain circumstances, Common Shares or cash, as described under “Details of the Rights Offering — Subscription Receipts” and “— Non-Voting Shares”. As such, it is not expected that such change of control of Western will occur as a result of the Rights Offering or the related transactions. However, it may be necessary in certain limited circumstances to undertake subsequent financing or other transactions in order to prevent the occurrence of a change of control as a consequence of the issuance of securities in accordance with the Subscription Receipt Agreement, and we may determine that it is not possible or practical, from a business perspective, to implement such transactions. If such change of control were to occur, whether by the subsequent acquisition of additional Common Shares by Tricap or by other members of the Tricap Group or otherwise, there could be significant adverse consequences to Western. If it is determined that there has been an acquisition of control for Canadian tax purposes we may lose the benefit of historical tax losses of subsidiaries that were incurred by our Predecessor in its operations, which may limit our ability to shelter future operating income from tax. In addition, if Tricap or any member of the Tricap Group were to acquire sufficient Common Shares to constitute a change or acquisition of control of Western, and the Minister of

Forests were to be satisfied the change or acquisition of control unduly restricted competition in standing timber, log or wood chip markets, the Minister of Forests could make a determination to cancel all or a part of our Forest Act tenures (including those held by or acquired from Cascadia). If this were to occur, we may have to obtain the fibre to run the combined business facilities from external sources, perhaps at a higher cost. A significant increase in our costs could have a material adverse effect on the financial condition and results of operations of the combined business. Also, if Tricap were to acquire 50% or more of the Common Shares, the Acquisition would be deemed to be a reverse take-over transaction for accounting purposes, with Cascadia deemed to be the acquirer. See Note 6 to the Unaudited Pro Forma Combined Financial Statements.
Certain Voting Rights of the Non-Voting Shares
      The holders of Non-Voting Shares will generally not be entitled to vote at meetings of our shareholders. They will, however, be entitled to one vote per share on any vote relating to our liquidation, dissolution or winding-up, or the sale, lease or exchange of all or substantially all of our property and as otherwise provided by law or any amendment that would add, change or remove attributes of the Non-Voting Shares or any class of share adversely affecting the Non-Voting Shares either separately or in relation to the Common Shares. As such, holders of Non-Voting Shares will be able to vote on, and potentially affect the outcome of, certain transactions, such as our liquidation or winding-up or the sale of substantially all of our assets.
Substantial Leverage and Ability to Service Indebtedness
      As at September 30, 2005, we had approximately $319 million of indebtedness outstanding, comprising of our Secured Bonds and interest outstanding thereon and our working capital facility. Following the recapitalization transactions to be undertaken in connection with the Acquisition, our indebtedness under the BBLF Facilities will be approximately $304 million and the Lines of Credit are expected to be drawn, depending on the results of operations, capital expenditures and changes in non-cash working capital until closing by approximately $30 million. The level of debt that we have and the limitations imposed on us by the corresponding agreements that we have entered into has had and, following the recapitalization transactions, will continue to have important consequences for the combined business, including the following:

•	a significant portion of our cash flow from operations is used for servicing debt, rather than operations;

•	we may not be able to obtain additional debt or equity financing for future working capital, capital expenditures or other corporate purposes;

•	we may remain vulnerable to economic downturns and be less able to take advantage of significant business opportunities and react to changes in market or industry conditions; and

•	our less leveraged competitors may have a competitive advantage.
      Our ability to pay our debt obligations depends on our current and future performance. To a significant extent, our performance will be subject to general economic, financial, competitive, legislative, regulatory and other factors, including lumber prices, all of which are beyond our control. No assurance can be given that our business will generate sufficient cash flow from operations to pay our debt obligations or fund our other liquidity needs. We have not generated sufficient cash flow from operations since emerging from CCAA to service our debt obligations and have had to draw on our working capital facility. We believe it will be necessary for us to reduce our level of indebtedness and debt service requirements to sustain and improve our operating performance, particularly if market conditions for our products do not improve.
Cash Flow and Liquidity
      The strong Canadian dollar, poor markets for our products, the continuing softwood lumber dispute and our debt service requirements continue to put pressure on our liquidity and capital resources. Based on current market conditions and our current capital structure and operating cost structure, we have not generated sufficient cash flows from operations to meet our debt obligations and to fund the capital requirements of our business. We have taken certain steps to improve our liquidity in the short-term, including taking down-time at our logging and sawmill operations during the summer of 2005, deferring the payment of 50% of the interest due on June 30, 2005 on our Secured Bonds, and terminating our saw log supply contract with TimberWest. In the longer term, we anticipate that the Transactions should improve our liquidity and balance sheet structure. However, to a significant extent, our performance will be subject to general economic, financial, competitive, legislative, regulatory and other factors, including lumber prices, all of which are beyond our control.
      Although we believe the steps we have taken to date to ensure short-term liquidity should sustain our current operations until the closing of the Acquisition and related recapitalization transactions in 2006, there can be no assurance that we will be successful in our efforts to implement our plan. Further, it is anticipated that it may take up to 48 months to achieve the estimated $65 million of pre-tax annual synergies arising from the Acquisition. No assurance can be given that our business will generate sufficient cash flow from operations to pay our ongoing debt obligations or fund our other liquidity needs during this period.
Variable Operating Results and Product Pricing
      The financial performance of Western and Cascadia is principally dependent on the prices received for lumber, logs, other products and, until Western ceases operations at the Squamish pulp mill, pulp. Average prices that we and Cascadia receive for lumber and logs are dependent on the product mix sold as prices vary significantly between species and grade. There is generally some correlation between lumber and log prices over the long-term although they may not correlate closely in the short term due to supply imbalances. Prices for these products are highly cyclical and have fluctuated significantly in the past and may fluctuate significantly in the future. We cannot provide any assurance as to the timing and extent of any price improvements. On an annualized basis, we estimate that for the combined business following the Acquisition, a change of $50 per thousand board feet of lumber would impact operating earnings by approximately $60 million.
      The markets for these products are highly cyclical and are characterized by periods of excess product supply due to many factors, including:

•	additions to industry capacity;

•	increased industry production;

•	periods of insufficient demand due to weak general economic activity or other causes including weather factors; and

•	inventory destocking by customers.
      Demand for these products is influenced to a significant degree by the global level of economic activity. Additionally, even though costs may increase, customers may not accept price increases for these products. We are not able to predict with certainty market conditions and prices for these products. The combined business’ future financial condition and results of operations will depend primarily upon the prices we receive for lumber, logs and chips, and a deterioration in prices of or demand for these products could have a material adverse effect on the financial condition or results of operations of the combined business.
      The financial performance of Western and Cascadia is also dependent on the rate at which production capacity is utilized. When capacity utilization is reduced in response to weak demand for products, the cost per unit of production will increase, and profitability will decrease. For example, the down-time taken at logging and sawmill operations will generally reduce working capital and preserve liquidity but will also result in higher cost per unit due to the lower production volumes and the expensing of fixed cost over this period.
Risks of Exchange Rate Fluctuations
      Excluding Western’s pulp sales, approximately 49% of the combined sales of Cascadia and Western are denominated in U.S. dollars and 9% of combined sales are denominated in Japanese Yen, while most of the operating costs and expenses are incurred in Canadian dollars. Our results of operations are reported in Canadian dollars. Significant variations in relative currency values, particularly a significant increase in the value of the Canadian dollar relative to the U.S. dollar and, to a lesser degree, the Japanese Yen, has had, and in the future could have, a material adverse effect on the operating earnings and cash flows of the combined business. On an annualized basis, excluding the effect on our long-term debt, we estimate that a change of 1% in the value of the Canadian dollar per U.S.$1.00 would impact operating earnings of the combined business by approximately $6 million. For the one and two years ended December 31, 2005, the Canadian dollar has appreciated by 3% and 11%, respectively, against the U.S. dollar and by 19% and 22%, respectively, against the Japanese Yen.
      Following our recapitalization, we will have long-term debt denominated in U.S. dollars of U.S.$183.3 million. Based on the exchange rate in effect on September 30, 2005 of $1.1611, a 1% increase or decrease in the value of the U.S. dollar relative to the Canadian dollar would have a corresponding effect of $2.1 million on the principal amount of the debt and a corresponding effect of $0.3 million on the annual interest expense when translated into Canadian dollars.
Softwood Lumber Dispute
      The USDOC found that imports of softwood lumber from Canada into the United States were dumped and unfairly subsidized and the United States International Trade Commission determined that the softwood lumber industry in the United States was threatened with material injury by reason of the imports of softwood lumber from Canada. As a result of this finding and determination, the USDOC issued countervailing and anti-dumping duty orders, which took effect on May 22, 2002. These duties have had a material adverse impact on the operations of our Predecessor and on our operations including reduced profit margins. Cumulative duties, including those of our Predecessor, from May 22, 2002, when cash deposits were made necessary for shipments of Canadian lumber into the United States, until September 30, 2005, total approximately U.S.$98.5 million. Pursuant to the Plan, we have the right to any refunds of duties paid by our Predecessor, and may have the obligation to pay further duties. Cascadia and its predecessors have similarly paid such duties in the past; however, under the terms of the Weyerhaeuser Purchase Agreement and the Acquisition Agreement, we will not be entitled to retain any refunds due in respect of Cascadia’s or its predecessors’ operations prior to the closing of the Acquisition.
      On November 23, 2005, we were notified that we had been selected as a mandatory respondent in the anti-dumping duty third administrative review of certain softwood lumber products from Canada. We were selected, along with seven other companies, under the USDOC’s new “probability proportional to size” sampling methodology. The review covers the period from May 1, 2004 to April 30, 2005. We are currently posting anti-dumping duty deposits at the (second) administrative review-specific average rate of 2.11% on the value of our lumber shipments to the United States. (The rates of the mandatory respondents are averaged to determine the review-specific average rate.) Following the review, we will post anti-dumping duties at the “company specific” rate determined for us. We do not expect to receive the final results of the USDOC review until December 2006, consistent with the timing of the USDOC determinations announced in 2005. The risk of a new “company specific” rate is that our anti-dumping duty deposit rate may increase, effectively increasing the cost of new lumber being shipped to the United States which may reduce our ability to compete relative to other lumber producers. A new “company-specific” rate may also increase our anti-dumping duty liability for entries during the third review period beyond the amount of estimated anti-dumping duties that has been deposited. We have been working with international trade lawyers and accountants to prepare our filings with the USDOC. While there is a risk that our anti-dumping rate will increase we are unable to predict what the ultimate rate will be or how it will compare to the anti-dumping rates of the other mandatory respondents or the (third) administrative review-specific average rate applied to non-mandatory respondents once calculated.
      Cascadia is currently posting anti-dumping deposits at the original “all others” rate of 11.54% on its shipments of lumber into the United States, compared to the second review average rate currently being posted by us of 2.11%. There is a risk that following the Acquisition we may be required to post anti-dumping deposits in excess of the total amounts currently being posted by Western and Cascadia.
      Although the Federal Government, other provincial governments of Canada and Canadian forest product companies have initiated challenges under the North American Free Trade Agreement (“NAFTA”) and before the World Trade Organization (“WTO”), it is not possible to predict the ultimate results of such challenges. The final amount of countervailing and anti-dumping duties that may be assessed on Canadian softwood lumber exports to the United States cannot be determined at this time and will depend on the outcome of the challenges and appeals of the final determinations to any reviewing courts, NAFTA or WTO panels or on a negotiated settlement. Unless the challenges are resolved in favour of Canadian lumber companies, the softwood lumber dispute will continue to adversely impact on the financial condition and results of operations of the combined company. Please refer to our AIF and our annual and interim financial statements and the related MD&A incorporated by reference in this Prospectus for additional information concerning the softwood lumber dispute and the associated judicial, NAFTA and WTO processes that are currently underway.
Long-Term Competition
      The markets for the combined company’s products are highly competitive on a domestic and international level, with a large number of major companies competing in each market. Many of the combined company’s competitors have substantially greater financial resources and less debt than we do. Some of these competitors have the advantage of not being affected by fluctuations in the value of the Canadian dollar to the same extent that we are. We also compete indirectly with firms that manufacture substitutes for solid wood products, including non-wood and engineered wood products. While the principal basis for competition is price, we also compete to a lesser extent on the basis of quality and customer service. Changes in the level of competition, industry capacity and the global economy has had, and is expected to continue to have, a significant impact on the selling prices and overall profitability of Western and Cascadia. The combined business’ competitive position will be influenced by factors including the availability, quality and cost of fibre, energy and labour, and plant efficiencies and productivity in relation to its competitors. We expect that the combined business’ competitive position will continue to be adversely affected by the increased value of the Canadian dollar relative to the U.S. dollar and the Japanese Yen and by U.S. countervailing duties and anti-dumping rates imposed on softwood lumber shipments to the United States, as described under “Risk Factors — Softwood Lumber Dispute”.
Mountain Pine Beetle
      The west-central interior of British Columbia is currently being affected by North America’s largest recorded mountain pine beetle infestation. Neither Western nor Cascadia is directly impacted by this outbreak, as we do not operate in the affected area and lodgepole pine, the species most at risk from the infestation, is not a key source of timber in the coastal forests. This natural disaster is causing widespread mortality of lodgepole pine, with over 280 million cubic metres of timber estimated to be lost. The infestation will likely only be stopped as a result of a period of extremely cold weather. In the short-term, timber harvest levels have increased to use the dead trees before they decay and lose their commercial value. The increase in harvest levels as producers seek to harvest the dead trees has resulted in higher lumber production volumes and therefore more supply in the marketplace, limiting any potential price increases. In addition, pulp log prices have been negatively affected by higher volumes of residual wood chips. We are unable to predict when and if the mountain pine beetle infestation will be halted or its impact on future lumber and pulp log prices.
Dependency on Fibre Obtained from Government Timber Tenures
      Currently, substantially all of the timberlands in which we and Cascadia operate are owned by the Province and administered by the Ministry of Forests. The Forest Act empowers the Ministry of Forests to grant timber tenures, including TFLs, FLs and TLs to producers. The Provincial Chief Forester must conduct a review of AAC for each timber supply area and each TFL in the Province on a periodic basis which is usually once every five years. This review is then used to determine the AAC for licences issued by the Province under the Forest Act. Many factors affect the AAC such as timber inventory, the amount of operable forest land, growth estimates of young forests, regulation changes and environmental and social changes. Such assessments have in the past resulted and may in the future result in reductions of the AACs attributable to licences held by British Columbia forest companies (without compensation), including the licences that we and Cascadia own. In addition, our AAC can be temporarily reduced (without compensation for the first four years) in areas where logging has been suspended under Part 13 of the Forest Act pending further consideration in land use planning. Land use planning and new harvesting regulations can constrain access to timber and new parks can permanently remove land from the timber harvesting land base. There can be no assurance that the amounts of such future reductions on our licenses, if any, will not be material or the amounts of compensation, if any, for such reductions will be fair and adequate.
Forest Policy Changes in British Columbia
      In March 2003, the Province began implementing the most significant legislative reforms in the British Columbia forest industry in over 40 years. These reforms include (i) market pricing — for stumpage purposes, (ii) appurtenancy — the removal of the requirement to link fibre supply under harvesting licences to specified conversion facilities, (iii) cut control — introduction of new cut control provisions and elimination of minimum harvesting requirements, and (iv) industry rationalization — through transfers, mergers or division of forest tenures and changes of control of licence holders.
      The most controversial aspect of the new legislation involved the Province taking back approximately 20% of the AAC from major licence holders, including us and Cascadia. The first phase of negotiations on compensation due to us was concluded in 2004 with an initial payment to us of $21.5 million. A final comprehensive settlement agreement, with a further but much lower payment, is expected to be reached in 2006.
      As many of the legislative changes are still in the process of being implemented, it is not possible to predict how the combined business will be affected by these changes in future periods.
Possible Remedial Action by the Minister of Forests
      If we do not proceed with a pre-closing transfer of Cascadia’s timber tenures to us or a Western subsidiary pursuant to a notice to proceed issued by the Minister of Forests, there is a risk that following our acquisition of control of Cascadia, the Minister of Forests could determine that the Acquisition unduly restricts competition in standing timber, log or chip markets, and could cancel all or part of Cascadia’s forest tenures. It is a condition of closing of the Acquisition that the Minister of Forests issue a notice to proceed for a pre-closing transfer of Cascadia’s tenures, which notice the Minister must issue if the Minister is satisfied the transaction will not unduly restrict competition and certain other conditions are met. Nevertheless, there can be no assurance that the Minister of Forests will not take remedial action in the circumstances described above and if this were to occur, we may have to obtain the fibre to run the combined business’ facilities from external sources, perhaps at a higher cost. A significant increase in our costs could have a material adverse effect on the financial condition and results of operations of the combined business.
Stumpage Fees
      Stumpage is the fee that the Province charges forest companies to harvest timber from Crown land in British Columbia. On January 16, 2004, the Provincial Government announced the move to a more open and competitive market pricing system for timber and logs for the coastal region. Prior to February 29, 2004, the amount of stumpage paid for each cubic metre of wood harvested from the coastal region was based on a target rate set by the Province. Since February 29, 2004, stumpage for the coastal region is being set using a market pricing system (the “MPS”). The MPS uses the results from British Columbia timber sales auctions to predict the value of Crown timber harvested under long-term tenures. In this way, the Province believes that stumpage prices will become market-based.
      The stumpage system is complex. It continues to be the subject of discussion involving, among other things, lumber trade issues between Canada and the United States in response to the U.S. claim that British Columbia’s forest industry is subsidized, and consequently may be subject to further amendments. Periodic changes in the Province’s administrative policy can also affect stumpage and the viability of individual logging operations. There can be no assurance that current changes or future changes to the stumpage system or the Province’s administrative policy will not have a material impact on stumpage fees that we pay and consequently affect the financial condition and results of operations of the combined business.

Forest Resource Risk and Natural Catastrophes
      Our and Cascadia’s timber tenures are subject to the risks associated with standing forests, in particular, forest fires, insect infestations and disease. Procedures and controls are in place to manage such risk through prevention and early detection. Most of the timber that we and Cascadia harvest comes from Crown tenures and insurance coverage is maintained only for loss of logs due to fire and other occurrences following harvesting. Utilizing the services of an insurance consultant, we believe we have adequate insurance coverage to protect our assets from undue risk and that this coverage is in line with that of other large forest product companies operating in British Columbia. However, this coverage does not extend to standing timber, and there is no assurance that this coverage would be adequate to provide protection against all eventualities, including natural catastrophes.
International Business
      In general, the combined business’ sales will be subject to the risks of international business, including:

•	fluctuations in foreign currencies;

•	changes in the economic strength of the countries in which we conduct business;

•	trade disputes;

•	changes in regulatory requirements;

•	tariffs and other barriers;

•	quotas, duties, taxes and other charges or restrictions upon exportation; and

•	transportation costs and the availability of carriers.
      The combined business’ principal products are sold in international markets. Although we believe the acquisition of Cascadia will diversify the markets that we have access to, the economic conditions in these markets and particularly the United States, Japan and Europe, the strength of the housing markets in the United States and Japan, international sensitivity to interest rates, can all have a significant effect on the combined business’ financial condition and results of operations.
Environmental Regulation
      We and Cascadia are subject to extensive environmental laws and regulations. These laws and regulations impose stringent standards on our operations and impose liability to remedy problems for which we are legally responsible regarding, among other things:

•	air emissions;

•	land and water discharges;

•	operations or activities affecting watercourses or the natural environment;

•	operations or activities affecting species at risk;

•	use and handling of hazardous materials;

•	use, handling and disposal of waste; and

•	remediation of environmental contamination.
      The combined business may incur substantial costs to comply with current or future requirements, to respond to orders or directions made, to remedy problems for which it is legally responsible or to comply with new environmental laws that may be adopted from time to time. In addition, we may discover currently unknown environmental problems or conditions affecting the combined business’ operations or activities or for which we are otherwise legally responsible. Any such event could have a material adverse effect on the combined business’ financial condition, and results of operations.

First Nations Land Claims
      First Nations groups have made claims of rights and title to substantial portions of land in British Columbia, including areas where our and Cascadia’s timber tenures and operations are situated, creating uncertainty as to the status of competing property rights. The Supreme Court of Canada has held that aboriginal groups may have a spectrum of aboriginal rights in lands that have been traditionally used or occupied by their ancestors; however, such rights or title are not absolute and may be infringed by government in furtherance of a legislative objective, including forestry, subject to meeting a justification test. The effect on any particular lands will not be determinable until the exact nature of historical use, occupancy and rights in any particular piece of property have been clarified. The Supreme Court of Canada has also held that even before claims of rights and title are proven, the Crown has a duty to consult with First Nations, which can become a duty to seek possible accommodations, when the Crown has knowledge, real or constructive, of the potential existence of an aboriginal right or title and contemplates conduct that might adversely impact it. During the period before asserted claims are proven, the Crown is required to consult in good faith with the intention of substantially addressing First Nation concerns, but First Nations agreement is not required in these consultations.
      First Nations are seeking compensation from governments (and in some instances from forest tenure holders) with respect to these claims, and the effect of these claims on timber tenure rights, including our timber tenures, cannot be estimated at this time. The Federal Government and Provincial Government have been seeking to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these claims. Any settlements that may result from these negotiations may involve a combination of cash, land, resources, grants of conditional rights of resource co-management or to gather food on public lands, and some rights of self-government. The effect of such a settlement on the combined business’ timber tenures or the amounts of compensation that we would receive for any taking from those tenures as a result of this process, if any, cannot be estimated at this time. See “Risk Factors — Risks Associated with the Weyerhaeuser Purchase Agreement” and “Acquisition of Cascadia — Business of Cascadia — First Nations Land Claims”.
      Current Provincial Government policy requires that forest management and operating plans take into account and not infringe on aboriginal rights and title, proven or unproven, and provide for consultation with First Nations. This policy is reflected in the terms of our timber tenures, which provide that the Ministry of Forests may refuse to issue cutting permits in respect of a timber tenure if it is determined that the forestry operation would interfere with aboriginal rights and title. First Nations have, at times, sought to restrict the Provincial Government from granting or renewing forest tenures and other operating authorizations without their consent if these decisions could affect lands claimed by them. There can be no assurance that changes to the terms of the combined business’ timber tenures as a consequence of such consultation or action will not have an adverse effect on our financial condition or results of operations. See “Risk Factors — Risks Associated with the Weyerhaeuser Purchase Agreement” and “Acquisition of Cascadia — Business of Cascadia — First Nations Land Claims”.
      The issues surrounding aboriginal title and rights are not likely to be resolved by the Federal Government or Provincial Government in the near future. In the interim period, the Ministry of Forests initiated its Forest and Range Agreements program with a view to addressing the Crown’s legal obligations. This program provides revenue sharing and short term forest tenure opportunities for First Nations who enter into agreements with the Provincial Government. The Ministry of Forests has stated it intends to provide approximately 8% of the Province’s total Crown AAC to First Nations under this program or otherwise, using the AAC taken from other licensees under the Forestry Revitalization Act. The re-allocation of tenure to First Nations is in progress and the continuity of the timber supply from these short-term tenures is uncertain.
Regulatory Risks
      Our and Cascadia’s forestry and sawmill operations are subject to extensive federal, provincial, state, municipal and other local laws and regulations, including those governing forestry, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species and land use and expropriation. Under certain laws and regulations, we and

Cascadia are also required to obtain permits, licences and other authorizations to conduct our operations, which permits, licences and authorizations may impose additional conditions that must be satisfied. Although we budget for expenditures to maintain compliance with such laws and permits, there can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on the combined business’ financial condition or results of operations or the manner in which it operates.
Legal Proceedings
      In addition to the litigation discussed below or elsewhere in this Prospectus, we and Cascadia are currently subject to routine litigation incidental to our respective businesses, the outcome of which we do not anticipate will have a material adverse affect on the financial condition and results of operations of the combined business.
      Following the Acquisition, we will be the largest forest company with operations concentrated on the British Columbia coast. It is therefore possible that, following the Acquisition, we will increasingly become the subject of routine litigation in the normal course of our business activities, which may adversely affect the financial condition or operations of the combined business.
      A lumber broker for our Predecessor commenced an action in New York in 2001, alleging that our Predecessor was in breach of U.S. anti-trust legislation on the basis that it intended to enter into an exclusive sales relationship with a third party and claiming in respect of a breach of contract. The court dismissed the complaint, although the lumber broker is appealing the decision. We believe that the claim is without merit and we will vigorously defend it.
      There are currently disputes between Cascadia and one of its logging contractors. We are unable to determine at this time the outcome of these disputes or their financial impact on the combined business.
      On January 11, 2006 a claim was filed against Cascadia and others claiming patent infringement and breach of contract arising from single-stem helicopter logging operations. The plaintiff has sought damages and an injunction prohibiting further single-stem logging. We are unable to determine at this time the outcome of this dispute or its financial impact on the combined business.
Reliance on Directors, Management and Other Key Personnel
      We and Cascadia rely upon the experience and expertise of our personnel. No assurance can be given that the combined business will be able to retain its current personnel and attract additional personnel as necessary for the development and operation of the combined business. Loss of, or failure to attract and retain key personnel could have a material adverse effect on the combined business.
Employees and Labour Relations
      The majority of the hourly paid employees at our and Cascadia’s manufacturing facilities and timber harvesting operations are unionized. Our current collective agreements expire in June 2007, in respect of the majority of our hourly workers in our solid wood segment, and in Cascadia’s case, at various dates through to June 2007. Our inability to negotiate an acceptable contract at the time that the existing collective agreements expire with any of the unions could result in a strike or work stoppage by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers engage in a strike or other work stoppage, the combined business could experience a significant disruption of its operations or higher ongoing labour costs, which could have a material adverse effect on the financial condition or results of operations of the combined business.
      In addition, we and Cascadia rely on certain third parties whose workforces are unionized to provide us with services needed to operate the combined business. If their workers engage in strike or other work stoppages, the combined business’ operations could be disrupted.

      These business risks, including those incorporated by reference, should be considered in the context of our business, which is described under “General Development of the Business” and “Business of the Company” in the AIF, incorporated by reference in this Prospectus.
      If any of the foregoing events, or other risk factor events as described in the AIF occur to affect us or Cascadia, the business, financial condition or results of operations of the combined business could likely suffer. In that event, the market price of our securities could decline and investors could lose all or part of their investment.
LEGAL MATTERS
      Certain legal matters relating to this offering have been and will be passed upon on our behalf by Torys LLP. The Canadian tax opinion and the U.S. tax opinion contained herein have been provided by Torys LLP. As at the date hereof, partners and associates of Torys LLP, as a group, own less than 1% of the outstanding Common Shares.
AUDITORS, TRANSFER AGENT AND REGISTRAR
      Our auditors are KPMG LLP, Chartered Accountants, 9th Floor, 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3. Our auditors, KPMG LLP, have prepared the audit report attached to our audited consolidated financial statements for our most recent year end. Our auditors do not, directly or indirectly, hold any of our securities or have any interest in our property.
      The registrar and transfer agent of the Common Shares and Subscription Agent for the Rights is Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.
PURCHASERS’ STATUTORY RIGHTS
      Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
      The following documents are filed with the SEC as part of the Registration Statement of which this Prospectus forms a part: (i) Western’s audited consolidated financial statements, the notes thereto and the auditors report thereon for the fiscal period ended December 31, 2004 (previously filed with the SEC on April 15, 2005 on Form 6-K), together with the amended MD&A for such audited consolidated financial statements (previously filed with the SEC on January 20, 2006 on Form 6-K); (ii) Western’s unaudited comparative interim consolidated financial statements for the three and nine months ended September 30, 2005 and the notes thereto contained in Western’s quarterly report together with MD&A for such interim consolidated financial statements (previously filed with the SEC on December 15, 2005 on Form 6-K); (iii) Western’s management proxy circular dated May 9, 2005 prepared in connection with the annual meeting of Western’s shareholders held on June 15, 2005 (previously filed with the SEC on May 27, 2005 on Form 6-K); (iv) Western’s annual information form for the fiscal period ended December 31, 2004, dated March 24, 2005 (previously filed with the SEC on April 15, 2005 on Form 6-K); (v) Western’s material change report dated January 12, 2005 with respect to the settlement framework agreement with the British Columbia Ministry of Forests (previously filed with the SEC on February 1, 2005 on Form 6-K); (vi) Western’s material change report dated January 21, 2005 with respect to the appointment of a new Chief

Financial Officer (previously filed with the SEC on February 1, 2005 on Form 6-K); (vii) Western’s material change report dated June 17, 2005 with respect to taking down-time at certain operations and the deferring of 50% of interest due on the U.S.$221,000,000 15% senior secured notes (the “Secured Bonds”) (previously filed with the SEC on June 22, 2005 on Form 6-K); (viii) Western’s material change report dated August 12, 2005 with respect to the permanent closure of its Silvertree sawmill and the indefinite curtailment of its Saltair sawmill (previously filed with the SEC on August 17, 2005 on Form 6-K); (ix) Western’s material change report dated August 22, 2005 with respect to its results for the second quarter ended June 30, 2005 (previously filed with the SEC on August 29, 2005 on Form 6-K); (x) Western’s material change report dated November 21, 2005 with respect to Western’s acquisition of Cascadia Forest Products Ltd. (the “Acquisition”) and new equity and debt financing sufficient to fund the Acquisition, refinance Western’s outstanding Secured Bonds and provide working capital (previously filed with the SEC on December 15, 2005 on Form 6-K); (xi) the audited consolidated financial statements of Doman for the period from January 1, 2004 to July 27, 2004 and for the years ended December 31, 2003 and 2002 contained in item 17 of Western’s Annual Report (previously filed with the SEC on January 4, 2006 on Form 20-F/A (Amendment No. 2)); (xii) Western’s amended material change report dated December 23, 2005 with respect to the closure of its Squamish pulp mill, entering into a new long-term fibre supply agreement and the acquisition of TFL 37 as part thereof (previously filed with the SEC on January 17, 2006 on Form 6-K); (xiii) Consent of Torys LLP; (xiv) Consents of KPMG LLP; (xv) Consent of BMO Nesbitt Burns Inc.; (xvi) Consent of Scotia Capital Inc., and (xvii) Power of Attorney.

GLOSSARY OF SELECTED TERMS

“AAC”	Allowable annual cut — the volume of timber which the holder of a tree farm licence or forest licence may harvest under the licence in any given year as determined by the Ministry of Forests.

“Accredited Holders”	Ineligible Holders not resident in the United States who have demonstrated to us that the exercise of the Rights and issuance of the Subscription Receipts upon the exercise of the Rights is not prohibited in their jurisdiction of residence.

“Acquisition”	Our acquisition of 100% of the outstanding common shares of Cascadia for aggregate cash consideration of approximately $120 million plus an amount equal to Cascadia’s working capital, subject to adjustment as provided in the Acquisition Agreement.

“Acquisition Agreement”	The share purchase agreement dated as of November 10, 2005 between us and the Seller regarding the Acquisition.

“Additional Subscription Privilege”	A holder of a Rights Certificate who subscribes for all of the Subscription Receipts which can be subscribed for pursuant to such Rights Certificate under the Basic Subscription Right is entitled to subscribe for additional Subscription Receipts at the Subscription Price.

“Additional Subscription Receipts”	Those Subscription Receipts, if any, which have not been subscribed and paid for under the Basic Subscription Right by holders of Rights by the Expiry Time on the Expiry Date.

“AIF”	Our annual information form for the fiscal period ended December 31, 2004, dated March 24, 2005.

“allowable capital loss”	One-half the amount of any capital loss.

“annual cut”	The volume of timber which the holder of a timber licence expects to harvest annually from that timber licence.

“BAM”	Brookfield Asset Management Inc.

“BMO Nesbitt Burns”	BMO Nesbitt Burns Inc.

“Board” or “Board of Directors”	Our board of directors.

“board feet”	The plural of board foot; a board foot is calculated by multiplying 1” × 12” × 12” = 1 foot board measure gross count. Lumber is then finished (planed/sanded) to a smaller size and sold based on the original gross count. Net size is approximately 72% of gross size.

“BBLF”	Brookfield Bridge Lending Fund Inc.

“BBLF Facilities”	The U.S. Facility and the Canadian Facility, collectively, contemplated by the Bridge Lending Commitment.

“Bridge Lending Commitment”	The committed term sheet dated November 10, 2005 between us and Tricap, pursuant to which Tricap or such other entity as may be designated by Tricap (which is expected to be BBLF) to be the lender will lend us a total of approximately $305,000,000, subject to the terms and conditions set out therein.

“Canadian Facility”	The senior secured $90 million term loan facility contemplated by the Bridge Lending Commitment.

“Canadian GAAP”	Canadian generally accepted accounting principles.

“Canadian Ineligible Jurisdictions”	Ineligible Jurisdictions in Canada.

“Cascadia”	Cascadia Forest Products Ltd.

“Cascadia Indemnity”	Cascadia’s obligation to indemnify Island Timberlands if Island Timberlands is required to make payment to Weyerhaeuser under the Island Timberlands Guarantee.

“CFP Line of Credit”	CIT’s existing $100 million revolving working capital facility in favour of Cascadia.

“CBCA”	Canada Business Corporations Act (Canada), as amended.

“CCAA”	Companies’ Creditors Arrangement Act (Canada), as amended.

“CIT”	CIT Business Credit Canada Inc.

“Closing Date”	The date we confirm to the Subscription Receipt Agent that the Exchange Conditions have been satisfied.

“COC”	Chain-of-Custody.

“Code”	The U.S. Internal Revenue Code of 1986, as amended.

“Common Shares”	Our common shares.

“Commissioner”	The Commissioner of Competition appointed under the Competition Act.

“Company”	Western Forest Products Inc.

“Competition Act”	The Competition Act (Canada), as amended.

“Crown Assets”	The assets acquired by Cascadia from Weyerhaeuser under the Weyerhaeuser Purchase Agreement, consisting principally of certain tenures issued under the Forest Act providing the rights to harvest timber from certain Crown lands located on the west coast of British Columbia (primarily located on Vancouver Island and the Queen Charlotte Islands), four sawmills and other related lumber production and manufacturing facilities and certain other assets related to the foregoing business operations.

“CSA”	Canadian Standards Association.

“Doman”	Doman Industries Limited.

“Drop Dead Date”	May 10, 2006.

“Eligible Holder”	A Holder of Common Shares at the close of business on the Record Date with an address of record in an Eligible Jurisdiction.

“Eligible Jurisdiction”	British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and the Qualifying U.S. States.

“Eligible U.S. Purchaser”	A holder of Rights in the United States outside the Qualifying U.S. States holding on behalf of a person that is resident in an Eligible Jurisdiction.

“Escrowed Funds”	The subscription proceeds for the Subscription Receipts.

“Exchange Conditions”	Means (1) all necessary regulatory filings have been made, waiting periods have expired and approvals have been obtained to allow for both the Acquisition and the resulting level of ownership of us by Tricap; (2) the closing date of the Acquisition shall have occurred; and (3) either the Secured Bonds shall have been redeemed or the conditions for legal defeasance shall have been satisfied.

“Exchange Limitation”	Means the provisions of the Subscription Receipt Agreement under which Western may, at its option, permit the exchange of only that portion of the Subscription Receipts held by a holder or group of holders such that such holder(s) would beneficially own, or exercise control or direction over, not more than 49% of the Common Shares then outstanding, with the balance of the Subscription Receipts held by such holder(s) being exchanged for Non-Voting Shares as described in “Details of the Rights Offering — Subscription Receipts”.

“Expiry Date”	March 9, 2006.

“Expiry Time”	4:00 p.m. (Toronto time) on the Expiry Date.

“Federal Government”	The Federal Government of Canada.

“fibre”	The raw material used in the production of lumber and pulp consisting primarily of logs and wood chips.

“Forest Act”	The Forest Act (British Columbia), as amended.

“forest licence” or “FL”	A forest licence granted by the Ministry of Forests under the Forest Act which entitles the holder to cut a specific volume of timber on government lands.

“FR Act”	The Forest Revitalization Act (British Columbia).

“Fully Diluted Basis”	The number of our Common Shares calculated after giving effect to the exchange of the Subscription Receipts but excluding the exercise or conversion of such options granted pursuant to our stock option plan and our Class C share purchase warrants.

“green lumber”	Lumber that is not kiln-dried or air-dried.

“Guarantors”	All of our material subsidiaries.

“Harbinger”	Harbinger Capital Partners Master Fund I, Ltd.

“hectare”	An area 100 meters by 100 meters, equal to 2.47 acres.

“hog fuel”	Wood residue produced by a sawmill or a log merchandiser other than wood chips.

“Holders”	Registered holders of our outstanding Common Shares.

“HSR Act”	The Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Ineligible Holder”	A holder of Rights resident in an Ineligible Jurisdiction.

“Ineligible Jurisdiction”	Any jurisdiction other than the Eligible Jurisdictions.

“Ineligible Rights”	Rights, other than those held for Accredited Holders in Canada that have directed the Agent to exercise their Rights on or before the tenth day prior to the Expiry Date.

“Information Agent”	Georgeson Shareholder Communications Inc.

“IRS”	Internal Revenue Service.

“Island Timberlands”	Island Timberlands Limited Partnership.

“ISO”	International Organization for Standardization.

“Jobs Creation Act”	The American Jobs Creation Act of 2004.

“LIBOR”	London Interbank Offered Rate.

“Lines of Credit”	The CFP Line of Credit and the WFP Line of Credit.

“log merchandiser”	Our log merchandiser located in Nanaimo, British Columbia, which extracts the lumber portions of lower quality logs and processes the balance into wood chips.

“m3”	A cubic metre.

“MD&A”	Management’s Discussion and Analysis.

“Mfbm”	One thousand board feet measure.

“Minister of Forests”	The British Columbia Minister of Forests.

“Ministry of Forests”	The British Columbia Ministry of Forests.

“MLIM”	Merrill Lynch Investment Managers, L.P.

“MLIM Funds”	Certain funds for which Merrill Lynch Investment Managers, L.P. or its investment adviser affiliates act as investment adviser.

“MPS”	Market Pricing System.

“NAFTA”	The North American Free Trade Agreement.

“NBSK”	Northern Bleached Softwood Kraft pulp, a high quality white chemical kraft pulp produced from slow growing northern softwood trees and differentiated from other grades of pulp by its fibre length and strength.

“NI 62-103”	National Instrument 62-103 of the Canadian Securities Administrators.

“Non-Resident Holder”	A holder of Rights who, at all relevant times for purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident nor deemed to be resident in Canada and does not use or hold, and is not deemed to use or hold Rights, Subscription Receipts or Common Shares in connection with carrying on a business in Canada.

“Non-Voting Shares”	A new class of non-voting shares in the capital of Western that may be authorized and issued on the exchange of Subscription Receipts held by certain holders in certain circumstances, as described under “Details of the Rights Offering — Non-Voting Shares”.

“PFIC”	A passive foreign investment company.

“Plan”	The plan of compromise and arrangement pursuant to the CCAA and reorganization pursuant to CBCA in respect of the Predecessor implemented on the Plan Implementation Date.

“Plan Implementation Date”	July 27, 2004.

“PPWC”	The Pulp, Paper and Woodworkers Union of Canada.

“Predecessor”	Doman, Alpine Projects Limited, Diamond Lumber Sales Limited, DFPL, 4019008 Canada Inc. (formerly Doman’s Freightways Ltd.), 0183903 B.C. Ltd. (formerly Doman Holdings Limited), 4018966 Canada Inc., (formerly Doman Investments Limited), 4019016 Canada Inc. (formerly Doman Log Supply Ltd.), DWL, Eacom Timber Sales Ltd., Western Forest Products Limited, 4018974 Canada Inc. (formerly Western Pulp Inc.), WPLP and Quatsino Navigation Company Limited.

“Prospectus”	This short form prospectus.

“Province” or “British Columbia”	The Province of British Columbia.

“Provincial Government” or “Crown”	The Provincial Government of British Columbia.

“pulp segment”	Our pulp management, manufacturing and sales operations.

“Qualifying U.S. States”	The States of Alabama, Alaska, Connecticut, Delaware, Florida, Hawaii, Indiana, Iowa, Kansas, Louisiana, Maryland, Massachusetts, Michigan, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New York, North Carolina, North Dakota, Oklahoma, Pennsylvania, Rhode Island, South Dakota, Tennessee, Texas, Vermont, Virginia, Washington, West Virginia or Wyoming or the District of Columbia.

“Record Date”	February 13, 2006.

“Related Parties”	BAM, the Seller and Tricap.

“Related Party Rules”	Ontario Securities Commission Rule 61-501 — Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions and Regulation Q-27 of the Autorité des marchés financiers, collectively.

“Rights”	Rights to subscribe for Subscription Receipts.

“Rights Certificate”	A certificate representing the Rights.

“Rights Offering”	The offering by us of Rights to subscribe for Subscription Receipts.

“SEC”	The Securities and Exchange Commission.

“Secured Bonds”	The U.S.$221 million of 15% senior secured notes due July 28, 2009 issued by us.

“SEDAR”	System for Electronic Document Analysis and Retrieval.

“Seller”	Trilon Bancorp Inc., a wholly-owned subsidiary of BAM that is the current sole common shareholder of Cascadia.

“Shares”	The issued and outstanding common shares of Cascadia.

“Scotia Capital”	Scotia Capital Inc.

“solid wood segment”	Our sawmilling, lumber remanufacturing, lumber marketing, log merchandiser and logging operations.

“Standby Agreement”	The Standby Purchase Agreement with Tricap dated as of November 10, 2005.

“Standby Commitment”	Tricap’s obligation to purchase all of the Subscription Receipts not otherwise purchased pursuant to the Rights Offering.

“Steelworkers”	The United Steelworkers of America union.

“Subscription Agent”	Computershare Investor Services Inc.

“Subscription Office”	The office of the Subscription Agent, to which subscriptions and payment in connection with the Rights Offering should be sent.

“Subscription Price”	The price for each Subscription Receipt being $1.65.

“Subscription Receipt Agreement”	The subscription receipt agreement to be entered into between the Company and the Subscription Receipt Agent providing for the issue of the Subscription Receipts and the escrow of the subscription proceeds therefor until the earlier to occur of the Closing Date and the Termination Date.

“Subscription Receipts”	The subscription receipts to be issued by the Company upon the exercise of Rights, in accordance with the Subscription Receipt Agreement, each of which Subscription Receipts will be exchangeable for Common Shares (or, in certain circumstances, Non-Voting Shares) as provided therein.

“Subscription Receipt Agent”	Computershare Trust Company of Canada.

“sustained yield”	The yield that a forest can produce continuously (i.e. in perpetuity) at a given intensity of management without impairment of the land’s productivity, with the intent that there will be a balance between timber growth and harvesting on a sustainable basis.

“Tax Act”	The Income Tax Act (Canada), as amended, and the regulations thereunder.

“Tax Proposals”	All specific proposals to amend the Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada).

“taxable capital gain”	One-half the amount of any capital gain.

“Termination Date”	The earlier of the Drop Dead Date and the date upon which we deliver to the Subscription Receipt Agent notice of the termination of either the Acquisition Agreement or the loan agreement to be entered into between us and BBLF, as the lender designated by Tricap in accordance with the Bridge Lending Commitment.

“timber licence” or “TL”	A licence granted by the Ministry of Forests under the Forest Act which entitles the holder to harvest merchantable timber on an area over a specified period.

“timber supply area”	The areas of Provincial Government timberland which are not designated as TFLs.

“tonne”	A metric tonne — 1,000 kilograms or 2,204.6 pounds.

“Transactions”	The transactions contemplated by the Acquisition Agreement, the Standby Agreement, the Tricap Option and the Bridge Lending Commitment.

“Transferee”	A purchaser of a Rights Certificate.

“tree farm licence” or “TFL”	A TFL is a replaceable timber tenure issued under the Forest Act that requires the licensee to manage a specified area of timberland on a sustained yield basis. TFLs are granted for 25-year terms and, subject to satisfactory performance of its obligations under the TFL agreement by the licensee and agreement upon terms, are replaced by the Minister of Forests every five to 10 years with a new TFL with a 25 year term.

“Tricap”	Tricap Management Limited.

“Tricap Group”	Tricap, and the co-investors in the Tricap Restructuring Fund, and any person to whom any of the foregoing parties assigns its rights pursuant to the Standby Agreement or transfers Rights or Subscription Receipts.

“Tricap Option”	Tricap’s option exercisable in whole or in part at any time within 10 business days of the closing of the Rights Offering, to purchase that number of additional Subscription Receipts that, upon conversion and when aggregated with the greater of each member of the Tricap Group’s existing shareholdings (i) on the record date of the Rights Offering and (ii) on the date the option is exercised, would result in the members of the Tricap Group holding 45% of the Common Shares on a Fully Diluted Basis.

“TSX”	The Toronto Stock Exchange.

“unit”	Equals 200 cubic feet of wood chips.

“USDOC”	The U.S. Department of Commerce.

“U.S. Facility”	The senior secured U.S.$187.5 million term loan facility contemplated by the Bridge Lending Commitment.

“U.S. GAAP”	United States generally accepted accounting principles.

“U.S. Tax Treaty”	The income tax treaty between the United States and Canada.

“WFP Line of Credit”	CIT’s existing $100 million revolving working capital facility in favour of us.

“Weyerhaeuser”	Weyerhaeuser Company Limited.

“Weyerhaeuser Assets”	Weyerhaeuser’s former British Columbia coastal operations that were acquired by Cascadia and Island Timberlands under the Weyerhaeuser Purchase Agreement.

“Weyerhaeuser Purchase Agreement”	The asset purchase agreement dated February 17, 2005 between Weyerhaeuser and Coastal Acquisition Ltd., as amended by an amending agreement dated May 30, 2005 and assigned, in part, to Island Timberlands and in part to Cascadia.

“wood chips”	Small pieces of wood used to make pulp and produced either from wood waste in a sawmill or a log merchandiser or from pulp logs cut specifically for this purpose.

“WTO”	The World Trade Organization.

WESTERN FOREST PRODUCTS INC.
Unaudited Pro Forma Combined Financial Statements
(Expressed in millions of Canadian dollars)
As of September 30, 2005
Nine months ended September 30, 2005
Year ended December 31, 2004

COMPILATION REPORT ON PRO FORMA
COMBINED FINANCIAL STATEMENTS
      We have read the accompanying unaudited pro forma combined balance sheet of Western Forest Products Inc. (the “Company”) as of September 30, 2005 and the unaudited pro forma combined statements of operations for the nine months ended September 30, 2005 and the year ended December 31, 2004, and have performed the following procedures:

1. Compared the figures in the columns captioned “Western” to the unaudited interim consolidated financial statements of the Company as of September 30, 2005 and for the nine months then ended and to the audited consolidated financial statements of the Company for the period from July 28, 2004 to December 31, 2004, and found them to be in agreement.

2. Compared the figures in the columns captioned “Cascadia” to the unaudited interim financial statements of Cascadia Forest Products Ltd. as of September 25, 2005 and for the period from May 30, 2005 to September 25, 2005, and found them to be in agreement.

3. Compared the figures in the columns captioned “BCCG Crown” to the unaudited financial statements of BCCG Crown, a Business Unit of Weyerhaeuser Company Limited, for the five months ended May 29, 2005 and to the audited financial statements for the year ended December 26, 2004, and found them to be in agreement.

4. Compared the figures in the columns captioned “Doman” to the audited consolidated financial statements of Doman Industries Limited for the period from January 1, 2004 to July 27, 2004, and found them to be in agreement.

5. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

(a)	the basis for determination of the pro forma adjustments; and

(b)	whether the pro forma combined financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

The officials:

(i)	described to us the basis for determination of the pro forma adjustments; and

(ii)	stated that the pro forma combined financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

6. Read the notes to the pro forma combined financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

7. Recalculated the application of the pro forma adjustments to the pro forma consolidated balance sheet to the aggregate of the amounts in the columns captioned “Western” and “Cascadia” as of September 30, 2005 and found the amounts in the column captioned “Pro Forma Combined” to be arithmetically correct.

8. Recalculated the application of the pro forma adjustments to the pro forma consolidated statement of operations for the nine months ended September 30, 2005 to the aggregate of the amounts in the columns captioned “Western”, “BCCG Crown” and “Cascadia”, and found the amounts in the column captioned “Pro Forma Combined” to be arithmetically correct.

9. Recalculated the application of the pro forma adjustments to the pro forma consolidated statement of operations for the year ended December 31, 2004 to the aggregate of the amounts in the columns captioned “Western”, “Doman”, and “BCCG Crown”, and found the amounts in the column captioned “Pro Forma Combined” to be arithmetically correct.
      Pro forma combined financial statements are based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less in scope than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma combined financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.
(Signed) KPMG LLP
Chartered Accountants
Vancouver, Canada
January 31, 2006

WESTERN FOREST PRODUCTS INC.
Unaudited Pro Forma Combined Financial Statements
(Tabular amounts expressed in millions of Canadian dollars)
As of September 30, 2005
Nine months ended September 30, 2005
Year ended December 31, 2004
      The unaudited pro forma combined financial statements should be read in conjunction with the consolidated financial statements of Western Forest Products Inc. (“Western” or the “Company”) previously issued to the shareholders of Western, the consolidated financial statements of Doman Industries Limited (“Doman”) previously issued to the Directors of Western, the consolidated financial statements of Cascadia Forest Products Ltd. (“Cascadia”) included herein and the financial statements of BCCG Crown, a Business Unit of Weyerhaeuser Company Limited (“BCCG Crown”) included herein. In the opinion of management, these unaudited pro forma combined financial statements include all adjustments necessary for a fair presentation.
      The unaudited pro forma combined balance sheet and statements of operations reflect the following transactions (“Transactions”):

•	The issuance of U.S. $187.5 million ($218 million) of secured long-term debt and $90 million of secured long-term debt for total proceeds of $308 million;

•	The early repayment of Western’s existing secured bonds including unpaid interest and early redemption penalties, together totaling $295.9 million;

•	The issuance of $295 million in rights to acquire common shares of Western to existing shareholders of Western; and

•	The acquisition of 100% of the common shares of Cascadia for $120.0 million in cash plus working capital and an adjustment for forestry liabilities.
      The unaudited pro forma combined financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include:

•	unaudited pro forma combined balance sheet as of September 30, 2005 prepared from the unaudited consolidated balance sheet of Western as of September 30, 2005 and the unaudited consolidated balance sheet of Cascadia as of September 25, 2005, reflecting the Transactions as if they occurred on September 30, 2005.

•	unaudited pro forma combined statement of operations for the year ended December 31, 2004 prepared from the audited consolidated statement of operations of Western for the period from July 28, 2004 to December 31, 2004, the audited consolidated statement of operations for Doman for the period from January 1, 2004 to July 27, 2004 and the audited statement of operations of BCCG Crown for the year ended December 26, 2004, reflecting the Transactions as if they occurred on January 1, 2004.

•	unaudited pro forma combined statement of operations for the nine months ended September 30, 2005 prepared from the unaudited consolidated statement of operations of Western for the nine months ended September 30, 2005 and the unaudited statement of operations of BCCG Crown for the five months ended May 29, 2005, and the unaudited statement of operations of Cascadia for the period from May 30, 2005 to September 25, 2005 reflecting the Transactions as if they occurred on January 1, 2004.
      The unaudited pro forma combined financial statements may not necessarily be indicative of the results of operations and financial position which would have been achieved if the Transactions occurred on the dates noted above. In preparing these unaudited pro forma combined financial statements, no adjustments have been made to reflect the additional costs or savings that may result from the acquisition of Cascadia by Western.

      This business combination was accounted for as an acquisition of Cascadia by Western and as such has been accounted for by the purchase method of accounting in accordance with Canadian generally accepted accounting principles. Accordingly, 100% of the results of operations of Cascadia will be included in the results of operations of Western on a combined basis, in periods subsequent to the acquisition date.

WESTERN FOREST PRODUCTS INC.
Unaudited Pro Forma Combined Balance Sheet
As of September 30, 2005

			Pro Forma		Pro Forma
	Western	Cascadia	Adjustments	Notes	Combined

	(Expressed in millions of Canadian dollars)
ASSETS
Current assets:
Cash	$3.9	$3.5	$308.0	1a	$7.6
			(247.4)	1b
			295.0	1c
			(215.9)	1d
			(2.2)	1a
			(132.4)	1f
			(4.9)	1g
Accounts receivable	56.9	81.8	—		138.7
Inventory	150.3	139.0	—		289.3
Notes receivable	—	56.1	(56.1)	1e	—
Restricted cash	48.5	9.4	(48.5)	1b	9.4
Prepaid expenses and other assets	8.7	9.6	—		18.3

	268.3	299.4	(104.8)		463.3
Investments and other assets
Investments and advances	7.2	—	—		7.2
Future income taxes recoverable	—	1.3	—		1.3
Other assets	1.0	0.3	3.1	1a	4.4

	8.2	2.2	3.1		13.5
Capital assets:
Property, plant and equipment	192.9	27.6	4.7	1d	225.2
Timber, cutting rights, timber tenures and roads	173.9	79.8	12.8	1d	266.5
Goodwill	—	—	5.9	1d	5.9

	366.8	107.4	23.4		497.6

	$643.3	$408.4	$(77.9)		$973.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank indebtedness	$72.2	$60.2	$(132.4)	1f	$—
Accounts payable and accrued liabilities	88.3	83.4	(19.6)	1b	152.1
Redeemable preferred shares	—	56.1	(56.1)	1e	—

	160.5	199.7	(208.1)		152.1
Long-term debt	247.2	—	308.0	1a	304.0
			(247.2)	1b
			0.9	1a
			(4.9)	1g
Other liabilities	30.1	10.5	—		40.6
Future income taxes	10.5	0.7	5.0	1d	16.2

	448.3	210.9	(146.3)		512.9
Shareholders’ equity:
Share capital:
Western common shares	255.2	—	295.0	1c	550.2
Cascadia common shares	—	199.0	(199.0)	1d	—
Contributed surplus	0.3	—	—		0.3
Deficit	(60.5)	(1.5)	(29.1)	1b	(89.6)
			1.5	1d

	195.0	197.5	68.4		460.9

	$643.3	$408.4	$(77.9)		$973.8

WESTERN FOREST PRODUCTS INC.
Unaudited Pro Forma Combined Statement of Operations
Nine months ended September 30, 2005

		Cascadia
	BCCG	Period from			Cascadia/BCCG				Pro Forma
	Crown	May 30.			Crown Combined	Western			Combined
	5 months	2005 to			9 months	9 months			9 months
	May 29,	September 25,	Pro Forma		September 25,	September 30,	Pro Forma		September 30,
	2005	2005	Adjustments	Notes	2005	2005	Adjustments	Notes	2005

	(Expressed in millions of Canadian dollars, except earnings (loss) per share amounts)
Sales	$354.7	$260.2	$—		$614.9	$505.8	$—		$1,120.7
Costs and expenses:
Cost of goods sold	319.9	222.1	—		542.0	421.0	—		963.0
U.S. countervailing and anti-dumping duties	13.3	9.4	—		22.7	30.4	—		53.1
Freight and distribution costs	19.2	15.2	—		34.4	46.6	—		81.0
Selling and administration	13.8	8.8	—		22.6	17.0	—		39.6
Depreciation and amortization	11.9	2.9	(8.3)	2a	6.5	21.7	0.5	4a	28.7
Restructuring costs and asset write-downs	—	—	—		—	15.7	—		15.7
TimberWest saw-log agreement	—	—	—		—	(13.1)	—		(13.1)

	378.1	258.4	(8.3)		628.2	539.3	0.5		1,168.0

Operating earnings (loss)	(23.4)	1.8	8.3		(13.3)	(33.5)	(0.5)		(47.3)
Interest on long-term debt	—	—	—		—	(29.8)	29.8	4b	(25.5)
							(25.5)	4b
Other interest expense	—	(0.9)	0.9	2b	—	(3.5)	—		(3.5)
Amortization of deferred finance costs	—	—	—		—	(2.0)	2.0	4c	(2.3)
							(2.3)	4c
Other income	7.5	(3.0)	—		4.5	6.1	—		10.6
Unrealized foreign exchange gain on long-term debt	—	—	—		—	8.4	(8.4)	4d	7.2
							7.2	4d

	7.5	(3.9)	0.9		4.5	(20.8)	2.8		(13.5)
Earnings (loss) before income taxes	(15.9)	(2.1)	9.2		(8.8)	(54.3)	2.3		(60.8)
Income taxes (recovery)	(5.2)	(0.6)	3.7	2c	(2.1)	0.7	—	4e	(1.4)

Net earnings (loss)	$(10.7)	$(1.5)	$5.5		$(6.7)	$(55.0)	$2.3		$(59.4)

Net earnings (loss) per share						$(2.15)			$(0.29)

Weighted average shares outstanding						25.6	178.8		204.4

WESTERN FOREST PRODUCTS INC.
Unaudited Pro Forma Combined Statement of Operations
Year ended December 31, 2004

					Western/ Doman				Pro Forma
	Doman	Western			Combined Year	BCCG Crown			Combined
	7 months	5 months			ended	Year ended			Year ended
	July 27,	December 31,	Pro Forma		December 31,	December 26,	Pro Forma		December 31,
	2004	2004	Adjustments	Notes	2004	2004	Adjustments	Notes	2004

	(Expressed in millions of Canadian dollars, except earnings (loss) per share amounts)
Sales	$433.7	$324.1	$—		$757.8	$920.3	$—		$1,678.1
Costs and expenses:
Cost of goods sold	306.6	263.4	—		570.0	802.2	—		1,372.2
U.S. countervailing and anti-dumping duties	24.0	21.1	—		45.1	33.0	—		78.1
Freight and distribution costs	28.3	27.9	—		56.2	47.3	—		103.5
Selling and administration	12.5	9.7	—		22.2	32.7	—		54.9
Depreciation and amortization	33.0	14.2	(13.1)	3a	34.1	30.2	0.7	4a	43.5
							(21.5)	2a

	404.4	336.3	(13.1)		727.6	945.4	(20.8)		1,652.2

Operating earnings (loss)	29.3	(12.2)	13.1		30.2	(25.1)	20.8		25.9
Interest on long-term debt	(67.4)	(17.0)	67.4	3b	(43.2)	—	43.2	4b	(31.5)
			(26.2)	3b			(31.5)	4b
Other interest expense	(1.7)	(1.7)	—		(3.4)	—	—	2b	(3.4)
Amortization of deferred finance costs	(2.3)	(1.1)	2.3	3c	(2.6)	—	2.6	4c	(3.1)
			(1.5)	3c			(3.1)	4c
Other income (expense)	(17.3)	(0.1)	11.4	3d	(6.0)	68.8	—		62.8
Unrealized foreign exchange gain (loss) on long-term debt	(24.2)	27.4	24.2	3e	20.9	—	(20.9)	4d	17.3
			(6.5)	3e			17.3	4d

	(112.9)	7.5	71.1		(34.3)	68.8	7.6		42.1
Earnings (loss) before income taxes	(83.6)	(4.7)	84.2		(4.1)	43.7	28.4		68.0
Income taxes (recovery)	0.1	0.8	—	3f	0.9	12.6	10.8	4e	24.3

Net earnings (loss) from continuing operations	(83.7)	(5.5)	84.2		(5.0)	31.1	17.6		43.7
Net loss from discontinued operations	(12.4)	—	—		(12.4)	—	—		(12.4)

Net earnings (loss)	$(96.1)	$(5.5)	$84.2		$(17.4)	$31.1	$17.6		$31.3

Net earnings (loss) per share	$(2.33)	$(0.21)			$(0.68)				$0.15

Weighted average shares outstanding	42.5	25.6			25.6		178.8		204.4

WESTERN FOREST PRODUCTS INC.
Unaudited Pro Forma Combined Financial Statements
(Tabular amounts expressed in millions of Canadian dollars)
As of September 30, 2005
Nine months ended September 30, 2005
Year ended December 31, 2004

1.	Pro forma balance sheet adjustments:

(a)	Issuance of long-term debt:
      Western will receive $308.0 million from the issuance of new long-term debt agreements negotiated with Brookfield Bridge Lending Fund Inc. as follows:

(i) a U.S. $ secured term loan facility for U.S. $187.5 million (CDN $218.0 million) which will bear interest at one-month LIBOR plus 8.15% and due in four years from the date of issuance; and

(ii) a CDN $ secured term loan facility for $90 million which will bear interest at Canadian prime plus 5.25% and due one year from issuance but may be extended at Western’s option for an additional one year term.
      Western will incur $3.1 million in financing costs relating to the new long-term debt, $2.2 million of which will be paid in cash and $0.9 million of which will be added to the long-term debt amount.

(b) Repayment of secured bonds:
      Western will use $247.4 million of the proceeds from its new long-term debt issuances described in 1(a) and $48.5 million in restricted cash (restricted by the existing secured bond indenture) to repay its existing secured bonds plus accrued interest and penalty fees as follows:

	US $	CDN $

(i) Principal amount	$221.0	$257.0
(ii) Accrued interest	16.9	19.6
(iii) Early redemption penalty	16.6	19.3

	$254.5	$295.9

(c)	Issuance and exercise of rights:
      Western will issue $295.0 million in rights to its existing shareholders to acquire subscription receipts that will be convertible into Western common shares once certain conditions have been satisfied, including the receipt of regulatory approvals relating to the acquisition of Cascadia. The subscription price will be determined at the time the final prospectus for the rights offering is filed. The subscription price will be fixed at 85% of the volume weighted average trading price of the Western common shares on the Toronto Stock Exchange for the 10 day period ending on the day prior to the date of the final prospectus, providing that the subscription price will not be less than $1.65 nor greater than $2.75 per subscription receipt. For pro forma purposes, a subscription price of $1.65 has been used which is the minimum Western common share price determined at the date of filing the final prospectus and would result in 178.8 million common shares being issued on exercise of the rights.

WESTERN FOREST PRODUCTS INC.
Unaudited Pro Forma Combined Financial Statements
(Tabular amounts expressed in millions of Canadian dollars)
As of September 30, 2005
Nine months ended September 30, 2005
Year ended December 31, 2004 — (Continued)

(d)	Acquisition of Cascadia:
      The Share Purchase Agreement (“Agreement”) contemplates an acquisition of 100% of the outstanding common shares of Cascadia for:

(i) Approximately $120.0 million in cash after certain closing adjustments;

(ii) a cash payment for working capital as defined under the Agreement; and

(iii) a cash payment (receipt) for forestry liabilities as defined under the Agreement.
      Pro forma adjustments relating to the Cascadia acquisition are as follows:

Cash consideration:
Common shares	$120.0
Working capital adjustment	96.5
Forestry liability adjustment	(5.6)
Transaction costs	5.0

Total consideration	$215.9

      The determination and allocation of the excess purchase price is as follows:

Consideration paid	$215.9
Net assets acquired at book values	197.5

Excess of purchase price over net book values	$18.4

      The allocation of the excess purchase price based on the estimated fair values of the assets acquired and liabilities assumed is as follows:

Cash	$—
Accounts receivable	—
Inventory	—
Prepaid expenses and advances	—
Investments	—
Land	3.4
Plant and equipment	1.3
Timber licences	9.8
Roads	3.0
Goodwill	5.9
Accounts payable and accrued liabilities	—
Other long-term liabilities	—
Future income taxes	(5.0)

$18.4

WESTERN FOREST PRODUCTS INC.
Unaudited Pro Forma Combined Financial Statements
(Tabular amounts expressed in millions of Canadian dollars)
As of September 30, 2005
Nine months ended September 30, 2005
Year ended December 31, 2004 — (Continued)

(e)	Redemption of preferred shares:
      On acquisition, Cascadia’s outstanding preferred shares will be redeemed and settled by transfer of the Notes receivable of Cascadia in the amount of $56.1 million.

(f)	Operating line:
      The Company will repay indebtedness under its operating lines from any excess cash raised from the rights offering. For pro forma purposes, $132.4 million is the assumed repayment.

(g)	Repayment of long-term debt:
      On closing of the rights offering, Western is required to repay $4.9 million (U.S.$4.2 million) of the U.S. dollar secured loan facility.

2.	Pro forma statement of operations adjustments for the acquisition of BCCG Crown by Cascadia:
      (a) Amortization of plant and equipment and timber based on their acquired fair values assigned by Cascadia for amortization of $8.7 million for the year ended December 31, 2004 and $3.6 million for the five months ended May 29, 2005 and less the amortization recorded by BCCG Crown of $30.2 million for the year ended December 31, 2004 and $11.9 million for the five months ended May 29, 2005 for net adjustments of ($21.5) million for the year ended December 31, 2004 and ($8.3) million for the nine months ended September 30, 2005.
      (b) Interest expense on Cascadia’s operating line at an assumed interest rate of 4.5% per annum for other interest expense $nil for the year ended December 31, 2004 and 4.78% per annum for interest expense of $nil for the nine months ended September 30, 2005 less the interest expense recorded by Cascadia of $0.9 million for the nine months ended September 30, 2005 resulting in a net adjustment of $nil for the year ended December 31, 2004 and $(0.9) million for the nine months ended September 30, 2005. The interest expense has been calculated using the average prime rate for the periods presented plus 0.5% and an assumed average balance outstanding on the operating line of $nil as the operating line will be repaid using proceeds from the long-term debt issuance.
      (c) Income tax expense (recovery) of $3.7 million for the nine months ended September 30, 2005 relating to the adjustments for amortization and interest expense described above in notes 2(a) to 2(b) at an estimated tax rate of 35.62%.

3.	Pro forma statement of operations adjustments for the reorganization of Doman and formation of Western:
      (a) Amortization of plant and equipment and timber based on the fair values assigned under fresh start accounting on formation of Western for amortization of $19.9 million and less the amortization recorded by Doman of $33.0 million for a net adjustment of ($13.1) million for the year ended December 31, 2004.
      (b) Interest expense on the new secured bonds at an interest rate of 15% per annum for interest expense of $26.2 million for the period from January 1, 2004 to July 28, 2004 and elimination of interest recorded by Doman of $67.4 million.

WESTERN FOREST PRODUCTS INC.
Unaudited Pro Forma Combined Financial Statements
(Tabular amounts expressed in millions of Canadian dollars)
As of September 30, 2005
Nine months ended September 30, 2005
Year ended December 31, 2004 — (Continued)
      (c) Amortization of deferred finance costs over the 5 year term of the new debt facilities resulting in an additional $1.5 million in amortization for the periods from January 1, 2004 to July 28, 2004 and elimination of the amortization recorded by Doman of $2.3 million.
      (d) Elimination of financial reorganization costs incurred by Doman of $11.4 million during the period from January 1, 2004 to July 27, 2004.
      (e) Adjustment to remove the foreign exchange loss on U.S. long-term debt recorded by Doman of $24.2 million for the period from January 1, 2004 to July 27, 2004 and record the foreign exchange loss of $6.5 million on the new secured debt of Western for this period.
      (f) Adjustment to record the income tax expense for the adjustments noted in 3(a) to 3(e) is completely offset by a reversal of the valuation allowance recorded by Doman resulting in a $nil adjustment for income taxes for the year ended December 31, 2004.

4.	Pro forma statement of operations adjustments for the acquisition of Cascadia:
      (a) Amortization of timber, roads and equipment over their estimated useful lives of 40, 10 and 10 years, respectively, on a straight line basis for amortization of $0.7 million for the year ended December 31, 2004 and $0.5 million for the nine months ended September 30, 2005.
      (b) Interest expense on the new debt facilities of $31.5 million for the year ended December 31, 2004 and $25.5 million for the nine months ended September 30, 2005. The interest expense has been calculated using the average prime rate and one month LIBOR rate for the periods presented of 4.00% and 1.54% respectively for the year ended December 31, 2004 and 4.28% and 3.19% respectively for the nine months ended September 30, 2005, and adding the appropriate margin as stated in the credit agreements as discussed in note 1. Elimination of the pro forma interest expense of a combined Western/ Doman for the year ended December 31, 2004 of $43.2 million and elimination of the interest expense recorded by Western for the nine months ended September 30, 2005 of $29.8 million.
      (c) Amortization of deferred finance costs related to the new debt facilities over one year for amortization of $3.1 million for the year ended December 31, 2004 and $2.3 million for the nine months ended September 30, 2005 and elimination of the prior amortization of $2.6 million and $2.0 million, respectively for the year ended December 31, 2004 and for the nine months ended September 30, 2005.
      (d) Adjustment to remove the pro forma foreign exchange loss on U.S. long-term debt recorded by a combined Western/ Doman of $20.9 million for the year ended December 31, 2004 and the foreign exchange gain recorded by Western of $8.4 million for the nine months ended September 30, 2005 and record the pro forma foreign exchange gain on the new U.S. facility of $17.3 million for the year ended December 31, 2004 and $7.2 million for the nine months ended September 30, 2005.
      (e) Income tax expense (recovery) of $10.8 million for the year ended December 31, 2004 and $0.9 million for the nine months ended September 30, 2005 relating to the adjustments for amortization, interest expense and unrealized foreign exchange gain on debt as described above in notes 4(a) to 4(d) at an estimated tax rate of 35.62%, offset by a valuation allowance of $nil for the year ended December 31, 2004 and $0.9 million for the nine months ended September 30, 2005 for a net adjustment of $10.8 million for the year ended December 31, 2004 and $nil for the nine months ended September 30, 2005.

WESTERN FOREST PRODUCTS INC.
Unaudited Pro Forma Combined Financial Statements
(Tabular amounts expressed in millions of Canadian dollars except per share amounts)
As of September 30, 2005
Nine months ended September 30, 2005
Year ended December 31, 2004 — (Continued)

5.	Basis of calculation for basic and diluted earnings per share:
      Pro forma basic and diluted earnings per share are calculated based upon the weighted average number of Western common shares that would have been outstanding, assuming that any shares issued under the Transactions were issued on January 1, 2004. There are no material dilutive factors for any of the periods presented. The weighted average number of common shares used in the calculation of basic pro forma and diluted earnings per share is 204.4 million for the year ended December 31, 2004 and 204.4 million for the nine months ended September 30, 2005.

6.	Sensitivity analysis for significant assumption:
      The pro forma combined financial statements include certain adjustments which are impacted by significant assumptions. The Company has identified one assumption that could vary substantively for sensitivity analysis being the possibility that the commitment made by Tricap Management Limited (“Tricap”) to backstop the rights offering and take up any rights not exercised by the rights holders could result in Tricap obtaining control of the Company and thus, result in the application of reverse take-over accounting.
      Tricap owned 20% of the Company’s outstanding common shares as at September 30, 2005 and has agreed to back stop the rights offering and take up any rights not exercised by the rights holders (“Standby Commitment”), thus guaranteeing that the Company will receive $295 million on the exercise of the rights. Depending on the number of holders of rights who exercise those rights to acquire subscription receipts in the rights offering, and whether Tricap exercises the Tricap option as described in the prospectus, it is possible that, upon Tricap’s purchase of subscription receipts in accordance with the Standby Commitment, Tricap and/or members of the Tricap Group would hold common shares or subscription receipts that are exchangeable for common shares representing more than 50% of the issued and outstanding common shares of the Company. The Company will have the right to permit the exchange of only a portion of the subscription receipts owned by a holder or group of holders such that the holder(s) would not beneficially own, or exercise control or direction over more than 49% of the common shares outstanding of the Company. The balance of the subscription receipts owned, or controlled or directed, by those holder(s) will be exchanged for non-voting shares of the Company. As such, it is not expected that such change of control of Western will occur as a result of the Transactions.

WESTERN FOREST PRODUCTS INC.
Unaudited Pro Forma Combined Financial Statements
(Tabular amounts expressed in millions of Canadian dollars except per share amounts)
As of September 30, 2005
Nine months ended September 30, 2005
Year ended December 31, 2004 — (Continued)
      However, if Tricap and/or members of the Tricap Group were to acquire 50% or greater of the common shares of Western as a result of the Transactions, the acquisition of Cascadia by the Company would be considered a reverse take-over transaction with Cascadia deemed to be the acquirer for accounting purposes.
      If Tricap were to obtain 60% of the outstanding shares of the Company and that Brookfield was to effectively control the Company through its arrangements with Tricap, the following adjustments would be required to the pro forma combined financial statements to reflect the reverse take-over treatment:

Financial Statement caption	As reported	As revised

Current assets	$463.3	$453.9
Capital assets	497.6	381.7
Future income taxes	16.2	5.2
Shareholders’ equity	460.9	346.6
Depreciation and amortization
Year ended December 31, 2004	43.5	37.9
Nine months ended September 30, 2005	28.7	24.6
Income taxes (recovery)
Year ended December 31, 2004	24.3	26.3
Nine months ended September 30, 2005	(1.4)	(0.6)
Net earnings (loss)
Year ended December 31, 2004	31.3	34.9
Nine months ended September 30, 2005	(59.4)	(56.1)
Net earnings (loss) per share
Year ended December 31, 2004	0.15	0.17
Nine months ended September 30, 2005	(0.29)	(0.27)

7.	Subsequent events:
      On December 15, 2005, the Company announced the closure of its Squamish pulp mill with an effective date of March 9, 2006. The pro forma combined financial statements include the following assets and liabilities and results of operations of the Squamish pulp mill operations which will constitute a discontinued operation for accounting purposes:

As at
September 30,
Balance Sheet	2005

Current assets	$45.5
Long-term assets	40.3
Current liabilities	17.2
Long-term liabilities	10.0

WESTERN FOREST PRODUCTS INC.
Unaudited Pro Forma Combined Financial Statements
(Tabular amounts expressed in millions of Canadian dollars except per share amounts)
As of September 30, 2005
Nine months ended September 30, 2005
Year ended December 31, 2004 — (Continued)

	Year ended	Nine months ended
	December 31,	September 30,
Statements of Operations:	2004	2005

Sales	$181.6	$126.4
Costs and expenses	187.7	131.3
Operating earnings (loss)	(6.1)	(4.9)
Other income (expenses)	—	0.8
Net earnings (loss)	(6.1)	(4.1)
Net earnings (loss) per share	(0.03)	(0.02)
      The Company will record an impairment loss and severance and closure costs in the fourth quarter of 2005 estimated to be $80 million.
      Also on December 15, 2005, the Company announced its intention to enter into a long-term fibre supply agreement to deliver chips and pulp logs at market prices for a 40 year period. As consideration for entering into the agreement, Western will receive a $35 million cash prepayment. The Company will, subject to certain security arrangements and regulatory approval, also acquire a timber forest license and related operations including equipment and employees with a total fair value of $45 million. The total consideration received of $80 million is earned as the chips are delivered in the form of a chip price premium. The acquisition has not been included in the pro forma financial statements as it does not constitute the acquisition of a significant business.

Cascadia Forest Products Ltd.
Consolidated Financial Statements
(Unaudited)
September 25, 2005
(Expressed in thousands of Canadian dollars)

Cascadia Forest Products Ltd.
Consolidated Balance Sheet
(Unaudited)

		On commencement
	September 25,	of operations
	2005	May 30, 2005

	(Expressed in thousands of
	Canadian dollars)
ASSETS
Current assets
Cash and cash equivalents	$3,494	$11,585
Cash held in escrow (note 1)	9,416	9,416
Accounts receivable (note 3)	79,314	64,562
Note receivable (note 4)	56,114	56,114
Due from related parties (note 5)	2,469	2,301
Inventories (note 6)	139,022	146,161
Prepaid expenses	9,645	3,825

	299,474	293,964
Property, plant, equipment and timberland tenures (note 7)	107,416	107,024
Future income taxes recoverable (note 8)	1,282	1,466
Other assets	273	268

	$408,445	$402,722

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Bank indebtedness (note 9)	$60,177	$—
Accounts payable and accrued liabilities (note 10)	68,147	70,443
Due to related parties (note 5)	250	49,293
Restructuring accruals (notes 1 and 19)	5,000	5,286
Current portion of future income tax liability (note 8)	92	111
Current portion of asset retirement obligations (note 11)	332	326
Current portion of reforestation liability (note 12)	9,668	9,935
Redeemable preferred shares (note 13(c)(ii))	56,114	56,114

	199,780	191,508
Future income tax liability (note 8)	746	1,708
Asset retirement obligations (note 11)	1,662	1,635
Reforestation liability (note 12)	8,766	8,897

	210,954	203,748

Shareholder’s Equity
Share capital (note 13)	198,974	198,974
Deficit	(1,483)	—

	197,491	198,974

	$408,445	$402,722

Contingencies, commitments and subsequent events (notes 16, 17 and 19)
See accompanying notes to financial statements.

Cascadia Forest Products Ltd.
Consolidated Statement of Operations and Deficit
(Unaudited)

For the 118-day
Period from
Commencement of
Operations on
May 30, 2005 to
September 25, 2005

(Expressed in
thousands of
Canadian dollars)
Sales	$260,206

Cost and expenses
Manufacturing and product costs	222,063
Freight and other distribution costs	15,210
Countervailing and anti-dumping duties (note 17(c))	9,364
Depreciation, depletion and amortization	2,925
Accretion on asset retirement obligations	33
Selling, general and administrative	8,813

258,408

Operating income	1,798

Non-operating expenses (income)
Other income	(735)
Interest expense	943
Loss on foreign currency translation	3,641

3,849

Loss before income taxes	(2,051)

Provision for (recovery of) income taxes (note 8)
Current	229
Future	(797)

(568)

Loss for the period and Deficit — End of period	$(1,483)

See accompanying notes to financial statements.

Cascadia Forest Products Ltd.
Consolidated Statement of Cash Flows
(Unaudited)

For the 118-day
Period from
Commencement of
Operations on
May 30, 2005 to
September 25, 2005

(Expressed in
thousands of
Canadian dollars)
Cash generated from (used in)
Operating activities
Loss for the period	$(1,483)
Items not affecting cash
Depreciation, depletion and amortization	2,925
Accretion on asset retirement obligations	33
Accrual of reforestation liabilities (note 12)	2,963
Recovery of future income taxes (note 8)	(797)
Gain on disposal of equipment	(210)

3,431
Changes in non-cash working capital
Accounts receivable	(14,752)
Due from related parties	(168)
Inventories	7,139
Prepaid expenses	(5,820)
Accounts payable and accrued liabilities	(2,296)
Due to related parties	250

(12,216)
Reforestation expenditures	(3,361)

(15,577)

Investing activities
Additions to buildings, equipment and roads	(3,342)
Proceeds on disposal of equipment	235
Payments of restructuring obligations	(286)
Intercorporate investments	(5)

(3,398)

Financing activities
Cash received to fund reforestation liability	9,416
Advances from Brookfield	6,014
Repayment of advances from Brookfield	(55,307)
Cash and cash equivalents included in purchased assets	2,169

(37,708)

Decrease in cash and cash equivalents	(56,683)
Cash and cash equivalents — Beginning of period	—

Bank indebtedness — net of cash and cash equivalents — End of period	$(56,683)

Supplementary cash flow information (note 18)
See accompanying notes to financial statements.

Cascadia Forest Products Ltd.
Notes to Consolidated Financial Statements
(Unaudited)
September 25, 2005
(Expressed in thousands of Canadian dollars, except where otherwise noted)

1	Formation and nature of operations
      Cascadia Forest Products Ltd. (the Company) was incorporated on January 25, 2005 under the laws of British Columbia as WFP Acquisitions Ltd., a wholly owned subsidiary of Trilon Bancorp Inc. (TBI) a company controlled by Brookfield Asset Management (Brookfield). On March 22, 2005, the Company’s name was changed to Cascadia Forest Products Ltd.
      On May 30, 2005, pursuant to the terms of an Asset Purchase Agreement with Weyerhaeuser Company Ltd. (WCL), Brookfield, through a nominee, acquired both the crown and private land operating assets of WCL’s British Columbia Coastal Group (BCCG) for a total cash consideration of $1.3 billion. Concurrent with the BCCG acquisition, the nominee assigned the crown and private assets respectively to the Company and Island Timberlands LP (Island), an entity in which Brookfield has a 50% interest. To complete the assignments, the total BCCG acquisition costs were allocated between the Company and Island based on management estimates confirmed by third-party valuations.
      The Company’s preliminary value of the assignment transaction was $248,267 subject to adjustments on final settlement. On closing, in consideration for the crown assets, the Company issued 1 common share having a stated value of $198,974 and the balance was financed by Brookfield by way of a $49,293 unsecured, non-interest bearing loan repayable on demand and having no fixed terms of repayment. On final settlement with WCL, the assigned value of the crown assets was reduced by $8,805 to result in a final purchase price of $239,462 allocated as follows:

Net working capital
Cash and cash equivalents	$2,169	$
Due from related party (note 5)	2,301
Trade and other accounts receivable (note 3)	55,757
Inventories	146,161
Prepaid expenses	3,825

	210,213
Less: Accounts payable and accrued liabilities	70,443		139,770

Net other assets acquired
Property, plant, equipment and timberland tenures	107,024
Future income tax asset	1,466
Other assets	268

	108,758
Less:
Restructuring accruals (note 19)	5,286
Asset retirement obligations	1,961
Future income tax liability	1,819		99,692

Net assets acquired			$239,462

The consideration paid for the assets consisted of:
Advance from Brookfield	49,293
Common shares	198,974		248,267

Less amount recoverable on final settlement:
Due from WCL (notes 3 and 19)			8,805

Net consideration paid			$239,462

Cascadia Forest Products Ltd.
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
September 25, 2005
(Expressed in thousands of Canadian dollars, except where otherwise noted)
      The acquired assets consisted of five sawmills, two remanufacturing facilities, two overseas sales subsidiaries, a 50% interest in an aerial transportation joint venture, and licences entitling the Company to harvest approximately 3.6 million cubic metres of allowable annual cut (AAC) on crown lands (note 17(b)). All of the capital assets are located in the coastal region of British Columbia, Canada.
      As part of the assignment transaction:

•	the Company issued preferred shares to WCL having a deemed value of $56,114 (note 13) and received a $56,114 non-interest bearing demand note receivable from WCL (note 4); and

•	WCL agreed to fund the balance of the reforestation liability at closing which amounted to $18,832, $9,416 of which was deposited into escrow (note 12) and $9,416 was received on closing to fund reforestation costs in future periods.
      Liabilities assumed on acquisition include estimated severance and restructuring costs of approximately $5,286 related to planned reductions in staffing across all of the business units of the Company and related sawmill closures (note 19). The final amounts will be determined upon completion of the termination agreement with the affected employees. Any differences between the estimated amounts and the final amounts determined will be reflected in an adjustment to the purchase price allocation.
      The Company seeds, grows, and harvests softwood timber and manufactures lumber and sells logs, chips, lumber and related by-products to worldwide markets and commenced operations on May 30, 2005.
2     Basis of presentation and significant accounting policies

a) Basis of presentation
      These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

b)	Basis of consolidation
      These unaudited consolidated financial statements include accounts of the Company and its subsidiaries. The subsidiaries are Mid-Island Reman Inc., MacMillan Bloedel Kabushiki Kaisha and MB Pty. Ltd., and Cascadia Fibre Supply Ltd.
      Investments in and operations of the Company’s 50%-owned joint venture in Strathcona Helicopters Limited (Strathcona) are accounted for using the proportionate consolidation method.

c)	Use of estimates
      The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant areas requiring the use of management estimates include the allocation of the purchase price for WCL’s BCCG assets and liabilities to the net assets acquired (note 1), inventory valuations, depreciation and amortization rates, reforestation liabilities, asset retirement obligations and asset impairment provisions. Actual results may differ from those estimates.

d)	Cash and cash equivalents
      Short-term investments with original maturities of 90 days or less when acquired are considered cash equivalents.

Cascadia Forest Products Ltd.
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
September 25, 2005
(Expressed in thousands of Canadian dollars, except where otherwise noted)

e)	Inventories
      Lumber and logs are valued at the lower of average cost and net realizable value. Processing materials and supplies are valued at the lower of average cost and replacement cost.

f)	Property, plant, equipment and timberland tenures
      The Company capitalizes the costs of major replacements, extensions and improvements to plant and equipment, together with related interest incurred during the construction period on major projects. Maintenance, repairs and minor replacements are expensed. Depreciation is provided on the straight-line method at rates based on estimated service lives as follows:

Buildings	20-30 years
Equipment	3-20 years
      Logging roads are amortized on a basis related to the volume of timber harvested.
      Timberland tenures are capitalized and are amortized on a basis related to timber harvested with the total amortization period not to exceed 40 years.
      The cost and accumulated depreciation of property sold or retired is removed from the accounts and any gain or loss is included in earnings.

g)	Asset retirement obligations
      The Company’s asset retirement obligations are recognized at fair value in the period in which the legal obligation is incurred, with the fair value of the liability determined with reference to the present value of estimated future cash flows. In periods subsequent to the initial measurement, changes in the liability resulting from the passage of time and revisions to fair value calculations are recognized in the statement of operations as they occur. The Company’s asset retirement obligations primarily relate to obligations to close landfills that the Company uses for wood waste disposal and are included with the cost of timberland tenures.

h)	Reforestation liability
      British Columbia legislation requires the holders of crown timber harvesting licenses to assume the cost of reforestation on these licenses. Accordingly, the Company records a liability for the fair value of the costs of reforestation in the period in which the timber is harvested, with the fair value of the liability determined with reference to the present value of estimated future cash flows. In periods subsequent to the initial measurement, changes in the liability resulting from the passage of time and revisions to the fair value calculations are recognized in the statement of operations as they occur. The portion of this liability representing expenditures projected to take place within the next year is classified as a current liability and the remainder is classified as a long-term liability.

i)	Revenue recognition
      The Company revenue is derived from the sale of softwood lumber, logs, chips and related by-products. The Company recognizes sales to external customers when title passes and the significant risks and rewards of ownership are transferred to the customer.

Cascadia Forest Products Ltd.
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
September 25, 2005
(Expressed in thousands of Canadian dollars, except where otherwise noted)

j)	Impairment of long-lived assets
      The Company reviews property, plant, equipment and timberland tenures for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability is assessed by comparing the carrying amount to the projected future undiscounted net cash flows the long-lived assets are expected to generate.

k)	Foreign currency translation
      Revenue and expense items denominated in foreign currencies are translated at rates of exchange prevailing during the period. Monetary assets and liabilities denominated in foreign currencies are translated at the period-end exchange rates. Non-monetary assets and liabilities are translated at exchange rates in effect when the assets are acquired or liabilities are incurred.

l)	Income taxes
      The Company uses the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on temporary differences arising between the asset and liability values determined for accounting purposes and the asset and liability values determined for tax purposes. The effect of these differences in assets and liabilities is measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. Future income tax assets, including loss carry-forwards, are recognized only to the extent that it is more likely than not that they will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

3	Accounts receivable

	September 25,	May 30,
	2005	2005

Trade accounts receivable	$52,348	$48,156
Advances against logging contracts	9,391	6,101
GST recoverable	6,485	48
Income tax recoverable	683	—
Other	1,602	1,452
Due from WCL on Asset Purchase
Agreement settlement (notes 1 and 19)	8,805	8,805

	$79,314	$64,562

4     Note receivable
      On May 30, 2005, the Company issued preferred shares to WCL of $56,114 (note 1) in consideration for a non-interest bearing promissory note, repayable on demand any time on, or after, the time and date on which all of the 56,114 preferred shares of the Company (note 13(c)(ii)) are redeemed. Subject to the right to call or redeem the preferred shares, in certain circumstances the promissory note can be repaid against cancellation of the preferred shares.

Cascadia Forest Products Ltd.
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
September 25, 2005
(Expressed in thousands of Canadian dollars, except where otherwise noted)
5     Related party transactions
      During the period, Brookfield made non-interest bearing advances of $55,307, including $49,293 that was advanced on May 30, 2005 to close the WCL Asset Purchase Agreement (note 1). All of these advances have been repaid during the period. It is Brookfield’s practice to maintain bank indebtedness levels (note 9) close to the borrowing margin limits imposed by the bank. In the event borrowing requirements exceed the borrowing margins, the Company is reliant on Brookfield to cover the deficiency.
      The Company’s selling, general and administrative expenses include management fees of $250 that is payable to TBI.
      The Company engages in various transactions with Island. Net working capital acquired in the WCL Asset Purchase Agreement included an amount of $2,301 (note 1) that was due from Island. During the 118-day period ended September 25, 2005, related party transactions with Island amounted to $8,902 in log purchases and $450 in log sales. The terms of purchases and sales values were determined by reference to current market pricing. These amounts have been accounted for as inventory and manufacturing and product costs, and sales respectively.
      The Company leases the land and facilities housing its Island Phoenix Sawmill from Island for nominal consideration (note 19).
      During the period, the Company utilized Strathcona for helicopter transport services totalling $365 and these costs are included in inventory and manufacturing and product costs.
      The period-end related party balances are as follows:

	September 25,	May 30,
	2005	2005

Due from
Island (notes 1 and 19)	$2,289	$2,301
Strathcona	180	—

	$2,469	$2,301

Due to
TBI	250	—
Brookfield	—	49,293

	$250	$49,293

6	Inventories

	September 25,	May 30,
	2005	2005

Logs	$74,996	$74,915
Lumber	57,256	63,899
Processing materials and supplies	6,770	7,347

	$139,022	$146,161

Cascadia Forest Products Ltd.
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
September 25, 2005
(Expressed in thousands of Canadian dollars, except where otherwise noted)

7	Property, plant and equipment and timberland tenures

				May 30,
	September 25, 2005			2005

		Accumulated
		depreciation	Net book
	Cost	and depletion	value	Cost

Land	$16,628	$—	$16,628	$16,628
Buildings	5,256	65	5,191	5,143
Equipment	3,989	179	3,810	2,427
Roads	19,947	2,072	17,875	18,213
Timberland tenures	62,445	535	61,910	62,445
Construction-in-progress	2,002	—	2,002	2,168

	$110,267	$2,851	$107,416	$107,024

8	Future income taxes

a) Future income taxes
      The provision for future income taxes arises from temporary differences between valuation of assets and liabilities for tax purposes and the valuation for accounting purposes. Significant components of the Company’s future tax assets and liabilities are as follows:

	September 25,	May 30,
	2005	2005

Future income tax (liability) asset
Capital assets	$(4,609)	$(4,956)
Reforestation liability	1,011	—
Restructuring accrual	1,706	1,804
Asset retirement obligations	680	669
Loss carry-forwards	552	648
Other	(178)	16

Future income tax liability	(838)	(1,819)
Less: Current portion	(92)	(111)

	$(746)	$(1,708)

Future income tax asset
Loss carry-forwards	1,262	1,446
Other	20	20

	$1,282	$1,466

      At September 25, 2005, the Company has non-capital losses for income tax purposes available of approximately $3,665 that can be carried forward and applied against any future non-capital tax income incurred prior to 2010.

Cascadia Forest Products Ltd.
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
September 25, 2005
(Expressed in thousands of Canadian dollars, except where otherwise noted)
     (b)                              A reconciliation between the Company’s effective tax rate and the statutory rate is as follows:

September 25,
2005

Loss before income taxes	$(2,051)
Statutory rate	34.50%
Provision at statutory rate	$(708)
Permanent differences	(96)
Large corporations tax	152
Future tax rate differential	84

$(568)

9	Bank indebtedness
      In June 2005, the Company established a three-year revolving credit facility, secured by receivables and inventory, which bears an interest rate of prime plus 0.50%. Total advances under this facility are based upon the lesser of specified percentages of eligible accounts receivable and inventory and $100.0 million.
      As at September 25, 2005, based on eligible inventories and receivables on account, the Company was entitled to a borrowing limit of $74,156 of which the Company has borrowed $60,177 and a $12,000 letter of credit pledged as a security against electronic fund transfers processed with a second banker.

10	Accounts payable and accrued liabilities

	September 25,	May 30,
	2005	2005

Trade payable	$50,238	$56,395
Unpaid logging contracts	5,306	2,797
Income taxes	229	—
Payroll and benefits	12,374	11,251

	$68,147	$70,443

11	Asset retirement obligations
      The Company’s asset retirement obligations relate to its obligations for future land fill restoration costs. In its regular operations, the Company disposes of wood waste in special land fill enclosures.

Asset retirement obligation — Beginning of period	$1,961
Accretion expense	33

Asset retirement obligation — End of period	$1,994

Consisting of:
Long-term portion	1,662
Current portion	332

$1,994

Cascadia Forest Products Ltd.
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
September 25, 2005
(Expressed in thousands of Canadian dollars, except where otherwise noted)
      The total undiscounted amount of the obligations is $3,064. The obligations have been discounted using a credit-adjusted risk-free rate of 8.0%. The timing of the payments relating to land fill closure costs are expected to occur at periods ranging from 1 to 45 years.

12	Reforestation liability
      The Company has a responsibility to reforest timber harvested under various timber rights. Changes in reforestation liability are as follows:

Reforestation liability — Beginning of period	$18,832
Reforestation provision charged to operations	2,963
Reforestation work payments	(3,361)

Reforestation — End of period	$18,434

Consisting of:
Long-term portion	8,766
Current portion	9,668

$18,434

      Pursuant to the WCL Asset Purchase Agreement, WCL funded the opening reforestation liability with a cash payment of $18,832, of which $9,416 was deposited into an escrow account (note 1). The undiscounted amount of the estimated cash flows required to settle the obligation at September 25, 2005 was $20,758.

13	Share capital

a)	Authorized

i) an unlimited number of common shares without par value;

ii) an unlimited number of non-voting preferred shares with a par value of $1,000 each redeemable at the Company’s discretion and bearing non-cumulative dividends as may be declared by the directors in their sole discretion, and callable by the holder on or after but not earlier than the day that is eight months and two days after the date of issuance.

b)	Share capital transactions
      Concurrent with the closing of the WCL Asset Purchase Agreement, the Company redeemed 1 common share that had been issued on incorporation for nominal consideration and issued 1 new common share to TBI for a stated value of $198,974 as consideration for the crown assets (note 1) and 56,114 preferred shares to WCL for a non-interest bearing demand note receivable of $56,114 (note 1).

Cascadia Forest Products Ltd.
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
September 25, 2005
(Expressed in thousands of Canadian dollars, except where otherwise noted)

c)	Issued and outstanding

			On commencement
			of operations
	September 25, 2005		May 30, 2005

	Number of
	shares	Amount	Amount

i) Common shares (note 1)	1	$198,974	$198,974

ii) Redeemable preferred shares	56,114	$56,114	$56,114

      For purposes of financial presentation, the preferred shares have been classified as a current liability due to the provisions for redemption.

14	Segmented information
      The Company is managed as a single operating entity, being solid wood. Harvested logs are sorted by species, size and quality. This wood is then sold either as logs, manufactured lumber, or related by-products. Substantially all of the operations are located in British Columbia.

Sales by geographic location
Canada	$92,442
Japan	63,715
United States	67,439
Europe	20,061
Asia	6,886
Other	9,663

$260,206

Sales by product line
Lumber	$203,873
Logs	41,403
Chips and related by-products	14,227
Other	703

$260,206

15	Employee pension plans
      The Company maintains defined contribution pension plans for salaried employees which are administered by independent third party administrators. Unionized employees of the Company are members of multi-employer defined benefit pension plans providing both pension and other post-retirement benefits. The Company contributes a pre-set amount for each hour worked by hourly employees to these plans and accounts for these payments as defined contribution plans as the Company has no further obligations relating to pension benefits of its unionized employees.
      Pension expense of $3,040 relating to hourly and salaried employees has been recorded as operating expenses on the statement of operations. All Company pension contributions are expensed in the period in which the employee earns the Company’s contribution entitlement.

Cascadia Forest Products Ltd.
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
September 25, 2005
(Expressed in thousands of Canadian dollars, except where otherwise noted)
      All pension liabilities for employees of the Company who were employees of WCL prior to May 30, 2005 are the responsibility of WCL.

16	Legal and arbitration proceedings
      Pursuant to the WCL Asset Purchase Agreement the following legal and arbitration proceedings were assumed by the Company.

a) Hayes Forest Services Limited v. Cascadia
      Hayes Forest Services Limited (Hayes) has an agreement (the Agreement) for logging services with the Company in tree farm license 44. Under the agreement, the Company and Hayes share in profits based on a gain share formula. The agreement requires Hayes to account for road development inventory in accordance with Cascadia’s accounting policies. The Company expenses all road development inventory other than capital roads. In 2004, Hayes claimed that all road development costs should be recorded in inventory rather than expensed thereby reducing its costs and increasing the profits based on the gain share formula. In June 2005, an arbitrator awarded in favour of Cascadia and accordingly no amounts are owing to Hayes. Hayes has appealed the arbitration; however, no decision has been made with respect to the appeal. While the ultimate outcome of the appeal is not determinable, no amounts have been accrued for in these consolidated financial statements.

b) Legal issues — other
      The Company is subject to legal proceedings and claims, including grievances that arise in the ordinary course of business; most recently from the significant changes arising from the latest Coast Master Collective Agreement with the United Steelworkers Union. Although there can be no assurance as to the ultimate resolution of these matters, in the opinion of management, based upon the information available, the expected outcome of these matters, either individually or in aggregate, will not have a material adverse effect on the ongoing results of operations and financial condition of the Company.

17	Commitments and contingencies

a) Long-term lease commitments
      As at September 25, 2005, lease payments required in each of the next five years and thereafter are as follows:

2006	$4,625
2007	4,048
2008	1,998
2009	558
2010	301
Thereafter	20

$11,550

Cascadia Forest Products Ltd.
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
September 25, 2005
(Expressed in thousands of Canadian dollars, except where otherwise noted)

b) Bill 28 — Forestry Revitalization Act
      In September 2004, WCL reached a tenure reallocation agreement with the Province of British Columbia (the Province). Under this agreement, the Company’s cutting rights will be reduced from 3.8 million cubic metres to 3.6 million cubic metres per year beginning on January 1, 2006.
      Compensation under this tenure reallocation agreement was received by WCL. The Company is entitled to compensation under this agreement to the extent such compensation relates to infrastructure assets in take-back areas still to be defined by the Province.

c) Countervailing and anti-dumping duties
      The Company’s softwood lumber exports to the United States are subject to the countervailing duty (CVD) and anti-dumping duty (ADD) imposed by the U.S. Department of Commerce (DOC). These duties became effective on May 16, 2002. Pending its final rate determinations, the CVD’s and ADD’s imposed by DOC on the Company’s sales into the United States are 16.37% and 11.54%, respectively except for the sale of inventories purchased from WCL which are subject to CVD’s and ADD’s of 16.37% and 7.99%, respectively.
      As at September 25, 2005, the Company has deposited with the DOC CVD totalling $4,526 (US$3,864), and ADD’s totalling $2,862 (US$2,444).
      Because of the uncertainty in estimating the final assessment rates for both the CVD or ADD, the Company has expensed the duties in the statement of operations at the same rate at which deposits are being paid, as indicated above.
      The Company is not entitled to any potential refunds of CVD and ADD duties paid prior to May 30, 2005 by WCL.
      Notwithstanding the rates established in the investigations and the posting of cash deposits, the final liability for the assessment of countervailing and anti-dumping duties will not be determined until the DOC’s administrative review process is complete and all subsequent challenges or appeals are finalized.
      On August 31, 2004, a NAFTA Panel ruled, for the third time, that the US International Trade Commission (ITC) had failed to prove that Canadian lumber imports posed a threat of material injury to the US industry. The Panel gave the ITC ten days to comply with its ruling, which would effectively end the case and result in the return of all duties collected to date. On September 10, 2004, the ITC released a decision indicating that the Canadian lumber industry did not threaten the US industry with material injury during the period of investigation. On October 13, 2004, a NAFTA Panel formally issued its affirmation of the ITC’s negative injury ruling. In November 2004, the United States filed a request for an Extraordinary Challenge, claiming that the NAFTA Panel had violated the established dispute settlement rules. On August 10, 2005, the Extraordinary Challenge Committee unanimously agreed that the Panel had not violated the settlement rules. Hence, the ITC’s negative threat determination became final, requiring revocation of the anti-dumping and countervailing duty orders on softwood lumber from Canada. To date, the ITC has refused to revoke the duty orders.
      On October 5, 2005, a NAFTA CVD Panel unanimously rejected the arguments presented by the DOC to support the calculation methodology used to determine the CVD rate for the original period of investigation (POI) and ordered the DOC to comply with the remand and resubmit revised calculations. On December 9, 2005, the DOC announced results of their second administration review which resulted in a reduction of CVD to 8.70% from a previous rate of 16.37%. The new rate took effect December 12, 2005.
      Canadian Interests continue to aggressively defend the Canadian industry in this US trade dispute and are appealing the decision of these administrative agencies to the appropriate courts, NAFTA panels and the WTO.

Cascadia Forest Products Ltd.
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
September 25, 2005
(Expressed in thousands of Canadian dollars, except where otherwise noted)

d) Indemnity
      Pursuant to the WCL Asset Purchase Agreement, Island provided a limited guarantee in favour of WCL of the Company’s obligations under the WCL Asset Purchase Agreement (the Island Guarantee). The Company has agreed to indemnify Island in respect of any liability that it incurs under the Island Guarantee. As security for the indemnity, the Company has issued a debenture in the amount of $100,000 in favour of Island, which charges all of the Company’s real property and grants a security interest over all of the Company’s present and after-acquired personal property. The debenture places certain restrictions on the Company of the type typically found in grants of security of this nature, including restrictions on the ability to make distributions to its shareholders without the consent of Island.

18	Supplementary cash flow information
      Non-cash investing and financing activities for the 118-day period from commencement of operations on May 30, 2005 to September 25, 2005 were as follows:

Financing activities
Common shares issued	$198,974
Advanced from Brookfield	49,293
Preferred shares issued	56,114

$304,381

Investing activities
Note receivable	(56,114)
Net asset purchases	(239,462)
Amount recoverable on final settlement of Asset Purchase Agreement	(8,805)

$(304,381)

19	Subsequent events
      On November 11, 2005, Brookfield announced that it had reached a definitive agreement to sell all of the issued and outstanding common shares of the Company to Western Forest Products Ltd. of Duncan, British Columbia for approximately $120,000 plus net working capital, subject to certain adjustments, payable in cash at closing. The transaction is expected to close in the first quarter of 2006, subject to regulatory approval.
      Subsequent to September 25, 2005, the Company received $8,805 from WCL on final settlement of the WCL Asset Purchase Agreement (note 3). In addition, the Company had also received payment of $2,301 (note 5) from Island that was included in the value of net assets acquired from WCL.
      On December 9, 2005, the Company announced the permanent closure of the Island Phoenix Sawmill effective March 3, 2006. The Company’s net liability on closure is estimated at $1,200 and was provided for in the $5,286 restructuring accrual (note 1).
      On January 11, 2006 a claim was filed by Philip Jarman against the Company and others claiming patent infringement and breach of contract arising from single-stem helicopter logging operations. Mr. Jarman has sought an injunction prohibiting further single-stem logging operations and damages. The amount of the loss, if any, cannot be reasonably estimated, therefore no provision regarding the matter has been made in these financial statements.

BCCG Crown
(a Business Unit of Weyerhaeuser Company Limited)
Financial Statements
(Unaudited)
May 29, 2005
(Expressed in thousands of Canadian dollars)

BCCG Crown
(a Business Unit of Weyerhaeuser Company Limited)
Balance Sheet (note 2)
(Unaudited)

As at May 29,
2005

(Expressed in
thousands of
Canadian dollars)
ASSETS
Current assets
Cash and cash equivalents	$6,140
Trade accounts receivable	47,583
Other accounts receivable	8,686
Inventories	149,211
Prepaid expenses	3,652

215,272
Property, plant and equipment	194,438
Goodwill	11,987
Other assets	1,129

422,826

LIABILITIES AND BUSINESS UNIT EQUITY
Current liabilities
Accounts payable and accrued liabilities	92,237
Other liabilities	5,246
Reforestation liability	9,102
Business Unit equity	316,241

$422,826

Contingencies and commitments (notes 6 and 7)
See accompanying notes to financial statements.

BCCG Crown
(a Business Unit of Weyerhaeuser Company Limited)
Statement of Business Unit Equity (note 2)
(Unaudited)

For the 5-month
period ended
May 29, 2005

(Expressed in
thousands of
Canadian dollars)
Balance — Beginning of period	$356,459
Loss for the period	(10,721)
Net payments to Weyerhaeuser Company Limited	(29,497)

Balance — End of period	$316,241

See accompanying notes to financial statements.

BCCG Crown
(a Business Unit of Weyerhaeuser Company Limited)
Statement of Operations (note 2)
(Unaudited)

For the 5-Month
Period Ended
May 29, 2005

(Expressed in
thousands of
Canadian dollars)
Sales	$354,731

Costs and expenses
Manufacturing and products costs	319,874
Freight and other distribution costs	19,236
Countervailing and anti-dumping duties (note 6)	13,260
Depreciation, depletion and amortization	11,927
Selling, general and administration	6,802
Allocated Weyerhaeuser Company Limited general and administration expenses (note 4)	7,038

378,137

Operating loss	(23,406)

Non-operating income
Asset related gains	103
Other income — net (note 3)	7,362

7,465

Loss before income tax for the period	(15,941)
Income tax recovery	(5,220)

Net loss for the period	$(10,721)

See accompanying notes to financial statements.

BCCG Crown
(a Business Unit of Weyerhaeuser Company Limited)
Statement of Cash Flows (note 2)
(Unaudited)

For the 5-Month
Period Ended
May 29, 2005

(Expressed in
thousands of
Canadian dollars)
Cash flows from operating activities
Net loss for the period	$(10,721)
Items not involving cash:
Depreciation, depletion, and amortization	11,927
Gain on disposal of assets	(103)
Gain on timber reallocation	(7,500)
Reforestation	(969)
Other	248

(7,118)
Changes in non-cash operating working capital:
Trade accounts receivable	(1,280)
Other accounts receivable	(1,058)
Inventories	22,076
Prepaid expenses	(1,836)
Accounts payable and accrued liabilities	10,446

21,230

Cash flows from investing activities
Additions to property, plant and equipment	(5,800)
Proceeds from sale of assets	6,878
Proceeds from timber reallocation	7,500

8,578

Cash flows from financing activities
Net payments to Weyerhaeuser Company Limited	(29,497)

Increase in cash and cash equivalents	311
Cash and cash equivalents — Beginning of period	5,829

Cash and cash equivalents — End of period	$6,140

See accompanying notes to financial statements.

BCCG Crown
(a Business Unit of Weyerhaeuser Company Limited)
Notes to Financial Statements
(Unaudited)
For the 5-month period ended May 29, 2005
(Expressed in thousands of Canadian dollars)

1	Background and nature of operations
      On May 29, 2005, Weyerhaeuser Company Limited (WYL), a wholly owned subsidiary of Weyerhaeuser Company (WY) operating in Canada, completed the sale of its B.C. Coastal Group (BCCG) operations to a subsidiary of Brookfield Asset Management (Brookfield).
      BCCG consists of two of the operating business units of WYL. The first business unit, BCCG Crown (Crown or the Business Unit), represents the crown operations, including WYL’s wholly owned subsidiaries of Mid-Island Reman Inc., MacMillan Bloedel Kabushiki Kaisha and Weyerhaeuser (Imports) Pty Limited. Crown is principally engaged in the growing and harvesting of timber and the manufacture, distribution and sale of forest products relating to BCCG’s crown timberlands. The second business unit, BCCG Private (Private) is principally engaged in the growing and harvesting of timber in BCCG’s privately-owned timberlands.
      These unaudited interim financial statements represent the Crown business unit and do not include the operations of the Private business unit. In addition, these unaudited interim financial statements do not reflect any effects of the sale of the operations to Brookfield.

2	Basis of presentation and significant accounting policies
      The accompanying unaudited interim financial statements of the Business Unit have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) for the purpose of presenting Crown’s financial position, results of operations and cash flows on a basis consistent with those followed in the most recent annual audited financial statements. Although Crown is managed as a separate operating unit of WYL, external financial statements historically have not been prepared. The accompanying financial statements have been derived from historical accounting records of WYL. The historical operating results of Crown may not be indicative of what its financial position, results of operations and cash flows would have been had it been a stand-alone entity, nor are they necessarily indicative of what Crown’s results may be in the future.
      These unaudited interim financial statements do not include all information and note disclosures required by GAAP for annual financial statements, and therefore should be read in conjunction with the December 26, 2004 annual audited financial statements and the notes thereto of Crown.
      The statement of operations for Crown includes allocations of certain costs from WYL directly related to the operations of Crown, including an apportionment of central general and administrative costs for accounting, human resources, purchasing, information systems, transaction services, payroll processing costs, legal fees and other overhead costs. These centralized costs were allocated to Crown using a three-part apportionment factor based on relative headcount, assets and certain revenue. Pension and post-retirement benefits expense was allocated based on relative salaried headcount. Management believes the methodologies applied for the allocation of these costs are reasonable. Interest expense, foreign exchange gains or losses, stock-based compensation expense calculated on WY performance and royalty charges for the use of the Weyerhaeuser trade name incurred by WYL have not been allocated to the Business Unit.
      Certain of Crown’s assets are common assets shared with Private. In order to reflect a proportion of these shared assets in the accounts of each of the business units, an asset allocation was performed. This allocation was based on a weighted average of land base and production for each of the years. Management believes that the methodology used for asset allocation is reasonable.

BCCG Crown
(a Business Unit of Weyerhaeuser Company Limited)
Notes to Financial Statements — (Continued)
(Unaudited)
For the 5-month period ended May 29, 2005
(Expressed in thousands of Canadian dollars)
      Crown performs certain overhead and administrative services on behalf of Private. These services have been charged to Private based on a weighted average of land base and production for each of the years. Management believes that the methodology used for charging for these services is reasonable.
      Significant changes could have occurred in the funding and operation of Crown if it operated as an independent, stand-alone entity, including an increase in debt and interest expense, which would have a significant impact on its financial position and results of operations.

3	Other income — net

Compensation under tenure reallocation agreement	$7,500
Non-product revenue	755
Closure and severance	(514)
Other	(379)

$7,362

      In September 2004, the Business Unit reached a tenure reallocation agreement with the Province of British Columbia (the Province). Under the terms of Bill 28 — Forestry Revitalization Act — the Province will reduce the Business Unit’s cutting rights by approximately 979,000 cubic meters of allowable annual cut (AAC). Starting January 1, 2005, the AAC was reduced by 775,000 cubic meters and will be reduced by a further 204,000 cubic meters from January 1, 2006. Under the agreement, the Business Unit received compensation for the loss of these rights and recognized a pretax gain of $26,163 in 2004. During the 5 months ended May 29, 2005, the Business Unit recognized a pretax gain of $7,500 relating to compensation for certain forest development and engineering costs incurred. In addition, the Business Unit received proceeds of $5,790 relating to compensation for the carrying value of roads within the reallocated tenure.

4	Related party transactions
      The Business Unit engages in various transactions with WYL that are characteristic of a consolidated group under common control. The receipts, disbursements and net cash position of the Business Unit are currently managed by WYL through a centralized treasury system. Accordingly, both cash generated by and cash requirements of the Business Unit flow through Business Unit equity on the accompanying financial statements of the Business Unit.
      During the 5 months ended May 29, 2005, common expenses in the amount of $7,038 of WYL were allocated to the Business Unit using a three-part apportionment factor that is based on relative headcount, assets and certain revenue. Pension and post-retirement benefits expense was allocated based on relative headcount.
      Unallocated expenses include interest expense, foreign exchange gains or losses incurred, stock-based compensation expense calculated on WY’s performance and royalty charges for the use of the Weyerhaeuser trade name.
      The Business Unit supplies logs and lumber to WYL and WY for use in converting facilities, log trading activities and sales distribution. During the 5 months ended May 29, 2005, these sales represent $58,227 of the Business Unit’s sales. These sales were at the exchange amount determined by reference to current market pricing.

BCCG Crown
(a Business Unit of Weyerhaeuser Company Limited)
Notes to Financial Statements — (Continued)
(Unaudited)
For the 5-month period ended May 29, 2005
(Expressed in thousands of Canadian dollars)
      During the 5 months ended May 29, 2005, the Business Unit purchased $5,214 of logs from Private. These purchases were at the exchange amount determined by reference to current market pricing.
      During the 5 months ended May 29, 2005, certain overhead and administrative fees totalling $1,990 were charged to Private by the Business Unit. These services have been charged to Private based on a weighted average of land base and production for each of the years.

5	Employee benefit plans
      WYL maintains a company-sponsored defined benefit plan for its salaried employees. The hourly employees are covered by multi-employer industry plans. WYL also provides benefits under a post-retirement health care and life insurance plan to eligible salaried employees. Benefits provided under the post-retirement health care and life insurance plan are currently funded by the general assets of WYL.
      Management determined that it was not practical to allocate a portion of WYL’s pension asset or practical to prepare detailed employee benefit plan disclosure for the stand-alone financial statements of the Business Unit in a manner that would be consistent with the level of detail provided in WY’s consolidated financial statements.
      During the 5 months ended May 29, 2005, pension expense of $3,309 relating to hourly employees was charged directly to the Business Unit. Pension expense relating to salaried employees has been allocated by WYL to the Business Unit based on relative salaried headcount and is included in the Allocated Weyerhaeuser Company Limited general and administrative expenses. During the 5 months ended May 29, 2005, the pension expense included in the allocation was $244.
      During the 5 months ended May 29, 2005, post-retirement expense other than pensions of $261 relating to eligible salaried employees, other than the former MacMillan Bloedel retirees, was charged directly to the Business Unit. Post-retirement expense other than pensions relating to the former MacMillan Bloedel retirees was charged to the Business Unit using an allocation based on relative salaried headcount and is included in the Allocated Weyerhaeuser Company Limited general and administrative expenses. During the 5 months ended May 29, 2005, the post-retirement expense other than pensions included in the allocation was $600.
6     Contingencies
      Countervailing and anti-dumping duties
      The Business Unit’s softwood lumber exports to the United States are subject to the countervailing duty (CVD) and anti-dumping duty (ADD), imposed by the U.S. Department of Commerce (DOC). These duties became effective on May 16, 2002.
      On August 31, 2004, a NAFTA Panel ruled, for the third time, that the US International Trade Commission (ITC) had failed to prove that Canadian lumber imports posed a threat of material injury to the US industry. The Panel gave the ITC ten days to comply with its ruling, which would effectively end the case and result in the return of all duties collected to date. On September 10, 2004, the ITC released a decision indicating that the Canadian lumber industry did not threaten the US industry with material injury during the period of investigation. On October 13, 2004, a NAFTA Panel formally issued its affirmation of the ITC’s negative injury ruling. In November 2004, the United States filed a request for an Extraordinary Challenge of the NAFTA Panel ruling, claiming that the NAFTA Panel had violated the established dispute settlement rules.

BCCG Crown
(a Business Unit of Weyerhaeuser Company Limited)
Notes to Financial Statements — (Continued)
(Unaudited)
For the 5-month period ended May 29, 2005
(Expressed in thousands of Canadian dollars)
      On August 10, 2005, the Extraordinary Challenge Committee unanimously agreed that the NAFTA Panel had not violated the settlement rules. Hence, the ITC’s negative threat determination became final, requiring revocation of the anti-dumping and countervailing duty orders on softwood lumber from Canada. To date, the ITC has refused to revoke the duty orders.
      On December 14, 2004, the DOC, issued its final determination in the first administrative review period (May 22, 2002 to March 31, 2003 for the countervailing duty case; and May 22, 2002 to April 30, 2003 for the antidumping duty case). It set WYL’s ADD rate at 8.70% and CVD rate at 17.18%. On January 14, 2005, the DOC amended the ADD rate downward to 7.99%. On February 17, 2005, the DOC amended the final CVD rate downward to 16.37%. As of May 29, 2005, WYL’s combined deposit rate is 24.36%.
      Because of the uncertainty in estimating the final assessment rates for both the CVD or ADD, the Business Unit has expensed the duties at the same rate at which deposits are being paid, as indicated above.
      Notwithstanding the rates established in the investigations and the posting of cash deposits, the final liability for the assessment of countervailing and anti-dumping duties will not be determined until the DOC’s administrative review process is complete and all subsequent challenges or appeals are finalized.
      On October 5, 2005, a NAFTA CVD Panel unanimously rejected the arguments presented by the DOC to support the calculation methodology used to determine the CVD rate for the original period of investigation (POI) and ordered the DOC to comply with the remand and resubmit revised calculations. On December 9, 2005, the DOC announced results of their second administrative review which resulted in a reduction of CVD to 8.70% from a previous rate of 16.37%.
      Canadian Interests continue to aggressively defend the Canadian industry in this US trade dispute and are appealing the decision of these administrative agencies to the appropriate courts, NAFTA panels and the WTO.
7     Legal and arbitration proceedings

a)	Canadian Transport v. WYL
      In July 2004, Canadian Transport Co. (CTC) brought an action against WYL for an increase in freight rates affecting the Business Unit. WYL believes that a freight rate was agreed to between the parties in April 2004. CTC, however, denies that an agreement was reached and has taken the matter to arbitration. As a result of an amended claim dated April 11, 2005, the amount in dispute is approximately US$12 million. Management believes it is too early to assess whether there will be any additional freight amounts due.
     b)     Hayes Forest Services Limited v. WYL
      Hayes Forest Services Limited (“Hayes”) has an agreement (the “Agreement”) for logging services with WYL covering Crown and Private. Under the Agreement, WYL and Hayes share in profits based on a gain share formula. The Agreement requires Hayes to account for development inventory in accordance with WYL GAAP accounting policies. WYL expenses all development inventory other than capital roads. Hayes is claiming that the development inventory should be recorded in inventory rather than expensed thereby reducing its costs and increasing the gain share. Hayes is claiming $3,869 for 2004 and $1,366 for 2003 in respect of the Agreement.
      The dispute with respect to the treatment of development inventory went to arbitration during 2005. Subsequent to May 29, 2005, the arbitrator found in favour of WYL. Hayes has filed an appeal with the

BCCG Crown
(a Business Unit of Weyerhaeuser Company Limited)
Notes to Financial Statements — (Continued)
(Unaudited)
For the 5-month period ended May 29, 2005
(Expressed in thousands of Canadian dollars)
Supreme Court of British Columbia which will be heard in 2006. Management has determined it is not possible to quantify the financial impact or ascertain the final outcome.

c) Restructuring of business
      WYL has sold the business of falling in four Crown and Private timberlands units. The union for the associated employees has alleged that these sales are contracting out and therefore contrary to the collective agreement. WYL is defending its position through the grievance and arbitration processes. These matters are at an early stage and it is not possible to quantify the financial impact nor ascertain the final outcome.

d) Legal issues — other
      WYL is subject to legal proceedings and claims related to Crown and Private, including grievances that arise in the ordinary course of their businesses; most recently from the significant changes arising from the latest Coast Master Collective Agreement. Although there can be no assurance as to the disposition of these matters and the proceedings, it is the opinion of management, based upon the information available at this time, that the expected outcome of these matters, individually or in aggregate, will not have a materially adverse effect on the ongoing results of operations and financial condition of the Business Unit.

e) Withdrawal from Forest Industrial Relations Ltd. (FIR)
      FIR was the collective bargaining agent for WYL with respect to Crown and Private operations up to and including the most recent Coast Master Collective Agreement. WYL formally withdrew from FIR in late 2004 and may be subject to legal action and claims for damages as a result of the withdrawal. This matter is at an early stage and it is not possible to quantify the financial impact nor ascertain the final outcome.
8     Segmented information
      The Business Unit manages its business as a single operating segment, being solid wood. The Business Unit harvests logs which are sorted by species, size and quality which are then either manufactured into lumber or sold. Substantially all of the operations are located in British Columbia.

Sales by location of customer
Canada	$134,019
Japan	82,834
United States	85,548
Europe	32,428
Asia	10,778
Other	9,124

$354,731

Sales by product line
Lumber	$277,352
Logs	55,964
Chips and related by-products	19,810
Other	1,605

$354,731

BCCG Crown
(a Business Unit of Weyerhaeuser Company Limited)
Audited Financial Statements
December 26, 2004 and December 28, 2003
(Expressed in thousands of Canadian dollars)

AUDITORS’ REPORT
To the Board of Directors of
Weyerhaeuser Company Limited
      We have audited the balance sheets of BCCG Crown, a business unit of Weyerhaeuser Company Limited, as at December 26, 2004 and December 28, 2003 and the related statements of operations, business unit equity and cash flows for the years then ended. These financial statements are the responsibility of the management of Weyerhaeuser Company Limited. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
      In our opinion, these financial statements present fairly, in all material respects, the financial position of the Business Unit as at December 26, 2004 and December 28, 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
(Signed) KPMG LLP
Chartered Accountants
Vancouver, Canada
April 29, 2005
KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

BCCG CROWN
(a Business Unit of Weyerhaeuser Company Limited)
Balance Sheets (note 2(a))

	December 26,	December 28,
	2004	2003

	(Expressed in thousands of
	Canadian dollars)
ASSETS
Current assets:
Cash and cash equivalents	$5,829	$9,675
Trade accounts receivable	46,303	30,820
Other accounts receivable	7,628	7,943
Inventories (note 3)	171,287	143,937
Prepaid expenses	1,816	641

	232,863	193,016
Property, plant, and equipment (note 4)	207,707	228,132
Goodwill	11,987	11,987
Other assets (note 5)	1,180	1,425

	$453,737	$434,560

LIABILITIES AND BUSINESS UNIT EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$81,791	$86,781
Other liabilities (note 6)	5,416	17,981
Reforestation liability	10,071	9,871
Business Unit equity	356,459	319,927

	$453,737	$434,560

Contingencies and commitments (notes 12, 13 and 14)
See accompanying notes to financial statements.

BCCG CROWN
(a Business Unit of Weyerhaeuser Company Limited)
Statements of Operations (note 2(a))

	Year Ended	Year Ended
	December 26,	December 28,
	2004	2003

	(Expressed in thousands of
	Canadian dollars)
Sales	$920,261	$896,739
Costs and expenses:
Manufacturing and product costs	802,205	834,583
Freight and other distribution costs	47,310	42,408
Countervailing and anti-dumping duties (note 12)	33,011	34,034
Depreciation, depletion and amortization	30,229	30,005
Selling, general and administrative	18,044	17,579
Allocated Weyerhaeuser Company Limited general and administrative expenses (note 10)	14,639	23,247

	945,438	981,856

Operating loss	(25,177)	(85,117)
Non-operating income (expense):
Asset related gains (note 7)	38,153	3,681
Other income (expense) (note 8)	30,691	(6,462)

	68,844	(2,781)

Earnings (loss) before income taxes	43,667	(87,898)
Income tax expense (recovery) (note 9)	12,584	(30,198)

Net earnings (loss)	$31,083	$(57,700)

See accompanying notes to financial statements.

BCCG CROWN
(a Business Unit of Weyerhaeuser Company Limited)
Statements of Business Unit Equity (note 2(a))

	Year Ended	Year Ended
	December 26,	December 28,
	2004	2003

	(Expressed in thousands of
	Canadian dollars)
Balance, beginning of year	$319,927	$394,259
Net earnings (loss)	31,083	(57,700)
Net payments from (to) WYL	5,449	(16,632)

Balance, end of year	$356,459	$319,927

See accompanying notes to financial statements.

BCCG CROWN
(a Business Unit of Weyerhaeuser Company Limited)
Statements of Cash Flows (note 2(a))

	Year Ended	Year Ended
	December 26,	December 28,
	2004	2003

	(Expressed in thousands of
	Canadian dollars)
Cash provided by (used in):
Operations:
Net earnings (loss)	$31,083	$(57,700)
Items not involving cash:
Depreciation, depletion and amortization	30,229	30,005
Gain on disposal of assets	(38,153)	(3,681)
Gain on timber reallocation	(26,163)	—
Reforestation	200	1,882
Other	1,363	(182)
Changes in non-cash operating working capital:
Trade accounts receivable	(15,483)	26,849
Other accounts receivable	(315)	11
Inventories	(27,350)	43,422
Prepaid expenses	(1,175)	1,009
Accounts payable and accrued liabilities	(4,990)	(12,133)

	(50,754)	29,482
Investments:
Additions to property, plant and equipment	(13,530)	(19,237)
Proceeds from sale of assets	27,906	8,128
Proceeds from timber reallocation	26,163	—

	40,539	(11,109)
Financing:
Mortgage proceeds received	920	—
Net payments from (to) WYL	5,449	(16,632)

	6,369	(16,632)

Increase (decrease) in cash and cash equivalents	(3,846)	1,741
Cash and cash equivalents, beginning of year	9,675	7,934

Cash and cash equivalents, end of year	$5,829	$9,675

See accompanying notes to financial statements.

BCCG CROWN
(a Business Unit of Weyerhaeuser Company Limited)
Notes to Financial Statements
(Expressed in thousands of Canadian dollars, except where otherwise noted)
Years ended December 26, 2004 and December 28, 2003

1.	Background and nature of operations:
      Pursuant to an Asset Purchase Agreement dated February 17, 2005, Weyerhaeuser Company Limited (“WYL”), a wholly owned subsidiary of Weyerhaeuser Company (“WY”) operating in Canada, has agreed to sell its B.C. Coastal Group (“BCCG”) operations to a subsidiary of Brascan Asset Management (“Brascan”).
      BCCG consists of two of the operating business units of WYL. The first business unit, BCCG Crown (“Crown” or the “Business Unit”), represents the crown operations, including WYL’s wholly owned subsidiaries of Mid-Island Reman Inc., MacMillan Bloedel Kabushiki Kaisha and Weyerhaeuser (Imports) Pty Limited. Crown is principally engaged in the growing and harvesting of timber and the manufacture, distribution and sale of forest products relating to BCCG’s crown timberlands. The second business unit, BCCG Private (“Private”) is principally engaged in the growing and harvesting of timber in BCCG’s privately-owned timberlands.
      These financial statements represent the Crown business unit and do not include the operations of the Private business unit. In addition, these financial statements do not reflect any effects of the proposed sale of the operations to Brascan.

2.	Significant accounting policies:

(a)	Basis of presentation of financial statements:
      The accompanying financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for the purpose of presenting Crown’s financial position, results of operations and cash flows. Although Crown is managed as a separate operating unit of WYL, external financial statements historically have not been prepared. The accompanying financial statements have been derived from historical accounting records of WYL. The historical operating results of Crown may not be indicative of what its financial position, results of operations and cash flows would have been had it been a stand-alone entity, nor are they necessarily indicative of what Crown’s results may be in the future.
      The statement of operations for Crown includes allocations of certain costs from WYL directly related to the operations of Crown, including an apportionment of central general and administrative costs for accounting, human resources, purchasing, information systems, transaction services, payroll processing costs, legal fees and other overhead costs. These centralized costs were allocated to Crown using a three-part apportionment factor based on relative headcount, assets and certain revenue. Pension and post-retirement benefits expense was allocated based on relative salaried headcount. Management believes the methodologies applied for the allocation of these costs is reasonable. Interest expense, foreign exchange gains or losses, stock-based compensation expense calculated on WY performance and royalty charges for the use of the Weyerhaeuser trade name incurred by WYL have not been allocated to the Business Unit.
      Certain of Crown’s assets are common assets shared with Private. In order to reflect a proportion of these shared assets in the accounts of each of the business units, an asset allocation was performed. This allocation was based on a weighted average of land base and production for each of the years. Management believes the methodology used for asset allocation is reasonable.
      Crown performs certain overhead and administrative services on behalf of Private. These services have been charged to Private based on a weighted average of land base and production for each of the years. Management believes the methodology used for charging for these services is reasonable.

BCCG CROWN
(a Business Unit of Weyerhaeuser Company Limited)
Notes to Financial Statements — (Continued)
(Expressed in thousands of Canadian dollars, except where otherwise noted)
Years ended December 26, 2004 and December 28, 2003
      Significant changes could have occurred in the funding and operation of Crown if it operated as an independent, stand-alone entity, including an increase in debt and interest expense, which would have a significant impact on its financial position and results of operations.

(b)	Use of estimates:
      The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of estimates and measurement uncertainty include the allocation of assets and costs as described in notes 2(a), 10 and 11, the determination of net realizable value for inventory, the depreciation rates for property, plant and equipment, determination of the reforestation liability and assessment of impairment for property, plant and equipment and goodwill. Actual results may differ from those estimates.

(c)	Fiscal year end:
      The Business Unit’s fiscal year ends on the last Sunday of each calendar year. The Business Unit’s fiscal years in 2004 and 2003 had 52 weeks.

(d)	Business Unit equity:
      Business Unit equity represents WYL’s interest in the carrying value of the net assets of Crown. WYL uses a centralized approach to cash management and financing of operations. As a result, none of WYL’s cash, cash equivalents or direct indebtedness has been allocated to Crown in the financial statements. All transactions between Crown and WYL, including the allocation of centralized costs and income tax expense (recovery) flow through the Business Unit equity account.

(e)	Cash and cash equivalents:
      Short-term investments with original maturities of 90 days or less when acquired are considered cash equivalents. Short-term investments are stated at cost, which approximates market.

(f)	Trade accounts receivable:
      Trade accounts receivable are stated net of allowances for doubtful accounts. Certain of Crown’s trade accounts receivable are included in WYL’s corporate securitization program. For purposes of Crown’s financial statements, any securitized receivables are shown at their face values and no WYL securitization gains, losses or interest has been allocated to Crown.

(g)	Inventories:
      Lumber is valued at the lower of average cost or net realizable value. Logs are valued at average cost or the greater of net realizable value and replacement cost if lower than average cost. Processing materials and supplies are valued at the lower of average cost or net realizable value.

(h)	Property, plant and equipment:
      The Business Unit capitalizes the costs of major replacements, extensions and improvements to plant and equipment, together with related interest incurred during the construction period on major projects.

BCCG CROWN
(a Business Unit of Weyerhaeuser Company Limited)
Notes to Financial Statements — (Continued)
(Expressed in thousands of Canadian dollars, except where otherwise noted)
Years ended December 26, 2004 and December 28, 2003
Maintenance, repairs and minor replacements are expensed. Depreciation is provided on the straight-line method at rates based on estimated service lives. Amortization of roads is provided generally as timber is harvested and is based upon rates determined with reference to the volume of timber estimated to be removed over such facilities.
      The cost and accumulated depreciation of property sold or retired is removed from the accounts and the gain or loss is included in earnings.

(i)	Goodwill:
      Goodwill represents the excess of purchase price over fair value of net assets acquired in a business combination. Goodwill is assessed for impairment annually using a fair-value-based approach.

(j)	Asset retirement obligations:
      The Business Unit retroactively adopted the Canadian Institute of Chartered Accountants (“CICA”) new handbook section 3110 on the recognition and measurement of asset retirement obligations, which for the Business Unit encompasses primarily reforestation of crown lands and landfill liabilities. Under this new section, asset retirement obligations are recognized at the fair value in the period in which the legal obligation was incurred, with fair value of a liability determined with reference to the present value of estimated future cash flows. In periods subsequent to the initial measurement, changes in the liability resulting from the passage of time and revisions to fair value calculations are recognized in the statement of operations as they occur.

(k)	Reforestation liability:
      British Columbia legislation requires the holders of crown timber harvesting licenses to assume the cost of reforestation on these licenses. Accordingly, the Business Unit records the fair value of the costs of reforestation in the period the timber is harvested, with the fair value of the liability determined with reference to the present value of estimated future cash flows. In periods subsequent to the initial measurement, changes in the liability resulting from the passage of time and revisions to the fair value calculations are recognized in the statement of operations as they occur. The portion of this liability representing expenditures projected to take place within the next year is classified as a current liability and the remainder is classified as a long-term liability.

(l)	Revenue recognition:
      The Business Unit’s revenue is derived from the sale of softwood lumber, logs, chips and related by-products. The Business Unit recognizes sales to external customers when the product is shipped and title passes.

(m)	Freight and other distribution costs:
      The Business Unit classifies freight and other distribution costs as a component of costs and expenses. Countervailing and anti-dumping duties are also classified to costs and expenses.

BCCG CROWN
(a Business Unit of Weyerhaeuser Company Limited)
Notes to Financial Statements — (Continued)
(Expressed in thousands of Canadian dollars, except where otherwise noted)
Years ended December 26, 2004 and December 28, 2003

(n)	Impairment of long-lived assets:
      The Business Unit reviews long-lived assets on a Business Unit wide basis for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Assets to be disposed of are reported at the lower of carrying value or fair value less cost to sell.

(o)	Foreign currency translation:
      Revenue and expense items denominated in foreign currencies are translated at rates of exchange prevailing during the period. Monetary assets and liabilities denominated in foreign currencies are translated at the period-end exchange rates. Non-monetary assets and liabilities are translated at exchange rates in effect when the assets are acquired or liabilities are incurred. Foreign exchange gains and losses are the responsibility of WYL and are therefore not reflected in the Business Unit’s statement of operations for the period.

(p)	Income taxes:
      Crown is a business unit of WYL and, for purposes of Canadian taxes, is not subject to income taxes but its results of operations are included in WYL’s tax return. For purposes of these financial statements, Crown’s tax expense (recovery) for Canadian income taxes has been determined on a separate return basis. No allocation of future income taxes of WYL has been made to Crown’s balance sheet from WYL. For purposes of these financial statements, all income tax related expense (recovery) of the Business Unit is recorded in the statement of operations with the offset recorded through the Business Unit equity account.

3.	Inventories:

	2004	2003

Logs	$108,208	$79,503
Lumber	55,204	57,399
Materials and supplies	6,705	6,428
Other products	1,170	607

	$171,287	$143,937

4.	Property, plant and equipment:

		Accumulated	Net Book
2004	Cost	Amortization	Value

Land	$19,715	$—	$19,715
Buildings	80,748	24,818	55,930
Equipment	203,833	98,980	104,853
Construction in progress	709	—	709
Roads	118,318	92,194	26,124
Timberlands	603	227	376

	$423,926	$216,219	$207,707

BCCG CROWN
(a Business Unit of Weyerhaeuser Company Limited)
Notes to Financial Statements — (Continued)
(Expressed in thousands of Canadian dollars, except where otherwise noted)
Years ended December 26, 2004 and December 28, 2003

		Accumulated	Net Book
2003	Cost	Amortization	Value

Land	$21,671	$—	$21,671
Buildings	80,779	20,343	60,436
Equipment	205,430	89,308	116,122
Construction in progress	1,812	—	1,812
Roads	111,374	83,693	27,681
Timberlands	603	193	410

	$421,669	$193,537	$228,132

      The Business Unit uses helicopter assets belonging to and recorded in the books of WYL. WYL charges the Business Unit for the use of these assets at a rate estimated to be market value. The net book value of these assets of $556 (2003 — $489) are not included in the Business Unit’s financial statements.

5.	Other assets:

	2004	2003

Training trust fund	$876	$876
Investments in real estate properties	212	212
Mortgages receivable	—	225
Other	92	112

	$1,180	$1,425

6.	Other liabilities:

	2004	2003

Asset retirement obligations	$1,467	$1,430
Environmental liabilities	2,476	15,350
Other	1,473	1,201

	$5,416	$17,981

7.	Asset related gains:
      During 2004, the Business Unit sold its mill site in Vancouver, B.C. and related environmental liabilities for cash proceeds of $24,300, resulting in a pre-tax gain of $36,088, net of selling expenses of $648. The assets and liabilities disposed of were $2,185 and $14,621, respectively.
      Net gains on the sale of other assets during the year totaled $2,065 (2003 — $3,681).

BCCG CROWN
(a Business Unit of Weyerhaeuser Company Limited)
Notes to Financial Statements — (Continued)
(Expressed in thousands of Canadian dollars, except where otherwise noted)
Years ended December 26, 2004 and December 28, 2003

8.	Other income (expense):

	2004	2003

Compensation under tenure reallocation agreement	$26,163	$—
Non-product revenue	2,227	2,918
Closure and severance	2,679	(10,734)
Legal settlement	(1,165)	—
Refund under quota agreement	—	1,219
Other	787	135

	$30,691	$(6,462)

      In September 2004, the Business Unit reached a tenure reallocation agreement with the Province of British Columbia (the “Province”). Under the terms of Bill 28 — Forestry Revitalization Act — the Province will reduce the Business Unit’s cutting rights by approximately 979,000 cubic meters of allowable annual cut (“AAC”). Starting January 1, 2005, the AAC will be reduced by 775,000 cubic meters and by a further 204,000 cubic meters from January 1, 2006. Under the agreement, the Business Unit received compensation for the loss of these rights. The Business Unit recognized a pretax gain of $26,163 in 2004. Subsequent to year end, the Business Unit reached an agreement with the Province to receive additional compensation of $13,700 for assets associated with the affected lands.
      During 2003, the Business Unit provided for involuntary separation for 105 employees at a cost of $8,759 due to the closure of a sawmill and particle board plant, the sale of its “falling” operations in four timberlands units, the sale of a complete “stump to dump” business at another timberlands unit, centralization of certain finance activities and the reduction in operations due to reduced harvesting levels. The Business Unit also provided $1,975 in closure costs for the sawmill and particle board plant.
      In 2004, the Business Unit was successful in an arbitration and reversed its severance accrual by $3,610. Additional severance and closure costs of $931 were also recorded.

9.	Income tax expense (recovery):
      The provision for income taxes of the Business Unit differs from the amount computed by applying the Canadian statutory income tax rate of 35.6% (2003 — 35.6%) to earnings before income taxes due to the following:

	2004	2003

Computed expected income tax expense (recovery)	$15,554	$(31,309)
Increase (decrease) in income taxes for:
Non-taxable income and expenses	(3,605)	105
Other	635	1,006

Income tax expense (recovery)	$12,584	$(30,198)

Effective tax rate	28.8%	34.4%

BCCG CROWN
(a Business Unit of Weyerhaeuser Company Limited)
Notes to Financial Statements — (Continued)
(Expressed in thousands of Canadian dollars, except where otherwise noted)
Years ended December 26, 2004 and December 28, 2003

10.	Related party transactions:
      The Business Unit engages in various transactions with WYL that are characteristic of a consolidated group under common control. The receipts, disbursements and net cash position of the Business Unit are currently managed by WYL through a centralized treasury system. Accordingly, both cash generated by and cash requirements of the Business Unit flow through Business Unit equity on the accompanying financial statements of the Business Unit.
      Common expenses in the amount of $14,639 (2003 — $23,247) of WYL were allocated to the Business Unit using a three-part apportionment factor that is based on relative headcount, assets and certain revenue. Pension and post-retirement benefits expense was allocated based on relative salaried headcount.
      Unallocated expenses include interest expense, foreign exchange gains or losses incurred, stock-based compensation expense calculated on WY’s performance and royalty charges for the use of the Weyerhaeuser trade name.
      The Business Unit supplies logs and lumber to WYL and WY for use in converting facilities, log trading activities and sales distribution. During 2004, these sales represented $153,086 (2003 — $175,106) of the Business Unit’s sales. These sales were at the exchange amount determined by reference to current market pricing.
      During 2004, the Business Unit purchased $16,382 (2003 — $35,280) of logs from Private. These purchases were at the exchange amount determined by reference to current market pricing.
      During 2004, certain overhead and administrative fees totaling $4,847 (2003 — $6,837) were charged to Private by the Business Unit. These services have been charged to Private based on a weighted average of land base and production for each of the years.

11.	Employee benefit plans:
      WYL maintains a company-sponsored defined benefit pension plan for its salaried employees. The hourly employees are covered by multi-employer sponsored industry plans. WYL also provides benefits under a post-retirement health care and life insurance plan to eligible salaried employees. Benefits provided under the post-retirement health care and life insurance plan are currently funded by the general assets of WYL.
      Management determined that it was not practical to allocate a portion of WYL’s pension asset or practical to prepare detailed employee benefit plan disclosures for the stand-alone financial statements of the Business Unit in a manner that would be consistent with the level of detail provided in WY’s consolidated financial statements.
      Pension expense of $6,297 (2003 — $6,108) relating to hourly employees was charged directly to the Business Unit. Pension expense relating to salaried employees has been allocated by WYL to the Business Unit based on relative salaried headcount and was included in the Allocated Weyerhaeuser Company Limited general and administrative expenses. In 2004, the pension expense included in the allocation was $2,054 (2003 — $3,987).
      The post-retirement expense of $1,112 (2003 — $1,049) relating to eligible salaried employees, other than the former MacMillan Bloedel retirees, was charged directly to the Business Unit. Post-retirement expense relating to the former MacMillan Bloedel retirees was charged to the Business Unit using an allocation based on relative salaried headcount and was included in the Allocated Weyerhaeuser Company

BCCG CROWN
(a Business Unit of Weyerhaeuser Company Limited)
Notes to Financial Statements — (Continued)
(Expressed in thousands of Canadian dollars, except where otherwise noted)
Years ended December 26, 2004 and December 28, 2003
Limited general and administrative expenses. In 2004, the post-retirement expense included in the allocation was $1,047 (2003 — $1,283).

12.	Contingencies:

(a)	Countervailing and anti-dumping duties:
      In April of 2001, the Coalition for Fair Lumber Imports (“Coalition”) filed two petitions with the U.S. Department of Commerce (“Department”) and the International Trade Commission (“ITC”), claiming that production of softwood lumber in Canada was being subsidized by Canada and that imports from Canada were being “dumped” into the U.S. market (sold at less than fair value). The Coalition asked that countervailing duty (“CVD”) and anti-dumping (“AD”) tariffs be imposed on softwood lumber imported from Canada.
      In March 2002, the Department confirmed its preliminary finding that certain Canadian provinces were subsidizing logs by failing to collect full market price for stumpage. The Department established a final CVD deposit rate of 18.79%. In the AD proceedings, the Department found that the six Canadian manufacturers examined, including WYL were engaged in sales at less than fair value and set cash deposit rates ranging from 2.18% to 12.44%. WYL’s deposit rate was set at 12.39%. Because of statutory limitations that affected timing, the bonds covering duties following the preliminary determinations were subsequently released by the United States.
      In May 2002, the ITC confirmed its earlier ruling that the U.S. industry is threatened with injury by subsidized and dumped imports.

(b)	First administrative review:
      In June 2003, the Department began the process of the annual review for the period May 2002 — March 2003 to determine the final duty rates under both CVD and AD for this time period.
      On June 2, 2004 the Department issued a preliminary decision for this period setting WYL’s AD rate at 8.35% and its CVD rate at 9.24%. These rates are lower than the initial deposit rates of 12.40% for AD and 18.79% for CVD. The decision did include comments on potential changes to the calculation methodology which could effectively increase the rates. On December 14, 2004, the Department, using, in part, a new cross border price comparison methodology, issued its final determination in the first administrative review. It set WYL’s AD rate at 8.70% and CVD rate at 17.18%. On January 14, 2005 the Department amended the AD rate downward to 7.99%. On February 17, 2005, the Department amended the final CVD rate downward to 16.37%. These are the rates that the Department instructed U.S. Customs to implement on entries of softwood lumber imported during the period May 22, 2002 to March 31, 2003 and for duty deposits going forward. The determination is subject to appeal by both sides and appeals are anticipated. Deposits continue to be made at the higher rates. CVD and AD receivables and deposits resulting from the revised rates have not been recorded in the financial statements. On February 17, 2005, WYL filed an appeal of the AD determination to the Court of International Trade (“CIT”). On the same date the Coalition appealed both the CVD and AD determinations to the CIT. Canada has also requested the formation of a North American Free Trade Agreement (“NAFTA”) Panel to contest the CVD determination by the Department. In addition on March 7, 2005 CIT granted an order enjoining the Department and U.S. Customs from liquidating or causing or permitting liquidation of the AD deposits covering the period of May 22, 2002 through April 30, 2003, the first administrative review. The annual review process will be conducted covering successive one year periods for five years. In 2007, both the CVD and AD orders will be reviewed in a “sunset” proceeding to determine

BCCG CROWN
(a Business Unit of Weyerhaeuser Company Limited)
Notes to Financial Statements — (Continued)
(Expressed in thousands of Canadian dollars, except where otherwise noted)
Years ended December 26, 2004 and December 28, 2003
whether dumping will automatically continue or a countervailing subsidy is likely to recur if the relevant order were to be revoked. In June 2004, the Department announced that it was commencing the second administrative review of the AD and CVD duties and orders for softwood lumber from Canada for the period from May 1, 2003 to April 30, 2004. The Department will issue the final results of the second administrative review by December 2, 2005.

(c)	NAFTA appeals:
      The Canadian Government, WYL, other Canadian companies, and the Coalition appealed the Department’s CVD and AD and the ITC’s (injury) 2002 determinations in separate appeals under the NAFTA. This is the status of those appeals:

(i) AD panel:
      The AD Panel (“Panel”) convened to review the Department’s AD findings and upheld the Department’s findings on dumping, but ruled that certain aspects of the Department’s calculations were in error. The Panel is currently considering certain aspects of the Department’s decisions issued in response to its earlier rulings, and a panel ruling is expected at any time.

(ii) CVD panel:
      There have been a series of NAFTA CVD panel decisions that have resulted in the matter being sent back to the Department for redeterminations.
      In June 2004 the CVD second panel decision concluded that the Department’s calculations were seriously flawed and sent the matter back to the Department for recalculation to determine the level of subsidy. On July 30 the Department issued a second remand determination which recalculated a revised CVD rate of 7.82%. On December 1, 2004 the NAFTA panel again ordered the department to reconsider its CVD computations and asked the Department to finish its work on the recalculations. The Department recalculated the CVD rate at 1.8%. This determination has again been appealed to the NAFTA panel.

(iii) Injury panel:
      On September 1, 2004 the NAFTA injury panel directed the ITC to reverse its earlier decision finding a threat of injury and on September 11, 2004 the ITC issued a decision stating that the U.S. softwood lumber industry is not threatened with material injury by reason of softwood imports from Canada. By decision issued on October 12, 2004, the Panel affirmed the ITC’s decision and the decision became final on October 25, 2004 when it was published by the NAFTA Secretariat.

(d)	NAFTA extraordinary challenges:
      The final NAFTA decision on Injury has been challenged by the U.S. Trade Representative (“USTR”) before a newly constituted panel called an Extraordinary Challenge Committee (“ECC”). An ECC consisting of three members (two from Canada and one from the U.S.) has not been announced. A hearing date has been scheduled for June 2 and 3, 2005 with a decision expected in July 2005. A final decision on the CVD rate calculation may also be challenged in an ECC.

BCCG CROWN
(a Business Unit of Weyerhaeuser Company Limited)
Notes to Financial Statements — (Continued)
(Expressed in thousands of Canadian dollars, except where otherwise noted)
Years ended December 26, 2004 and December 28, 2003

(e)	WTO reviews:
      With the support of provincial governments, the federal government of Canada also moved for reviews by dispute settlement panels under the World Trade Organization (“WTO”).

(i) AD review:
      The WTO AD panel upheld the Department’s finding that there was dumping. Also on August 11, 2004 the WTO Appellate Body held that the U.S. practice of using zeroing to calculate export prices to justify its anti dumping duties during the investigation process was improper.

(ii) CVD:
      In January 2004 the WTO Appellate body issued a decision in the CVD case which approved the use of cross-border comparisons as a benchmark in certain limited circumstances. The WTO also found that stumpage fees could be considered a subsidy.

(iii) Injury:
      In March 2004 a WTO panel announced its final ruling on injury faulting the U.S. ITC finding of a threat of injury resulting from dumped and subsidized imports of softwood lumber from Canada.

(f)	BYRD amendment:
      The WTO appeals body has affirmed a panel ruling against the U.S. that the so-called “Byrd Amendment,” which provides for the distribution of AD and CVD monies to petitioners, is inconsistent with U.S. international obligations. On September 1, 2004 the WTO gave Canada and other countries the right to impose trade sanctions on the U.S. in retaliation for collecting such duties and making them available for distribution under the Byrd Amendment. On March 31, 2005 Canada announced a retaliation surtax commencing May 1 of 15% against certain U.S. goods exported to Canada. The U.S. Administration has signaled that it will introduce legislation to repeal the Byrd Amendment, but the timing and prospects for such legislation are unclear.

(g)	Second administrative review:

(i) USTR Section 129 Process:
      In June 2004, pursuant to Section 129, the USTR asked the ITC to advise it whether it can implement the WTO’s decision against the ITC on threat of injury. In July 2004, the USTR asked the ITC to issue a new decision on “threat of injury” to bring the U.S. into compliance with the WTO decision finding against the ITC on injury. Section 129 of the Uruguay Round Agreements Act provides the basic provisions through which the U.S. implements adverse WTO determinations to bring the U.S. into compliance with WTO decisions. The ITC formally began its review process in early August 2004. The Company has answered questionnaires received in this new process. After a hearing by the ITC in October 2004, the ITC issued a new determination on November 24, 2004, reaffirming that imports of Canadian softwood lumber pose a threat of injury to U.S. industry. In January 2005, Canada requested that a NAFTA panel review this ITC decision on threat of injury. Canada has also sought authorization from the WTO to impose U.S.$3.4 billion in sanctions on the U.S. for failure to revoke the CVD and AD deposits pursuant to the WTO’s decision on injury. The U.S. is challenging the Canadian request before the WTO.

BCCG CROWN
(a Business Unit of Weyerhaeuser Company Limited)
Notes to Financial Statements — (Continued)
(Expressed in thousands of Canadian dollars, except where otherwise noted)
Years ended December 26, 2004 and December 28, 2003
      On November 9, 2004, the USTR also asked the Department to undertake a Section 129 process to comply with the WTO Appellate Body decision of February 14, 2004 that the Department’s CVD decision was contrary to the WTO Agreement on Subsidies and Countervailing Measures. The Department issued questionnaires and received briefs. On December 10, 2004 the Department issued a decision in which it calculated CVD of 18.62% on softwood lumber imports. Canada has sought a compliance review at the WTO for the failure of the U.S. to fully implement the WTO CVD decision. A decision is currently expected in mid May 2005. In addition, Canada has filed a request for a NAFTA panel to review the Section 129 CVD decision.
      On November 5, 2004, the USTR asked the Department to undertake a Section 129 process to comply with the WTO Appellate Body decision of August 11, 2004, that the Department’s AD determination (specifically the use of zeroing to determine AD rates) was contrary to the WTO Agreement on Anti-Dumping. On January 31, 2005, the Department issued a preliminary determination under Section 129, as its method of complying with the WTO Appellate Body decision, increasing WYL’s investigation deposit rate to 16.1%. On April 19, 2005, the Department issued a final determination under Section 129 for AD rates, increasing WYL’s investigation deposit rate to 16.35%.
      WYL intends to appeal all of the Section 129 determinations, if implemented.

(h)	Potential future litigation:
      Some parties involved in the softwood lumber dispute have indicated that if the ruling on the extraordinary challenge goes against the U.S., the constitutionality of NAFTA itself or of its dispute resolution mechanism may be challenged before a U.S. court.

(i)	Assessment of contingencies:
      The deposits made against the duties have been expensed. It is difficult to predict the net effect final duties will have on the Business Unit. In the event that final rates differ from the depository rates, ultimate charges may be higher or lower than those recorded to date. WYL is unable to estimate at this time the amount of additional charges or reversals that may be necessary for this matter in the future. All potential AD and CVD refunds to the closing date of the Brascan transaction belong to WYL. All additional charges to the closing date are the responsibility of WYL.

13.	Legal and arbitration proceedings:

(a)	Canadian Transport v. WYL:
      In July 2004, Canadian Transport Co. (“CTC”) brought an action against WYL for an increase in freight rates affecting the Business Unit. WYL believes that a freight rate was agreed to between the parties in April 2004. CTC, however, denies that an agreement was reached and has taken the matter to arbitration. As a result of an amended claim dated April 11, 2005, the amount in dispute is approximately U.S.$12 million. WYL believes it is too early to assess whether there will be any additional freight amounts due.

(b)	Hayes Forest Services Limited v. WYL:
      Hayes Forest Services Limited has an agreement (the “Agreement”) for logging services with WYL covering Crown and Private. Under the Agreement, WYL and Hayes share in profits based on a gain share formula. The Agreement requires Hayes to account for development inventory in accordance with WYL GAAP accounting policies. WYL expenses all development inventory other than capital roads. Hayes is

BCCG CROWN
(a Business Unit of Weyerhaeuser Company Limited)
Notes to Financial Statements — (Continued)
(Expressed in thousands of Canadian dollars, except where otherwise noted)
Years ended December 26, 2004 and December 28, 2003
claiming that the development inventory should be recorded in inventory rather than expensed thereby reducing its costs and increasing the gain. Hayes is claiming $3,869 for 2004 and $1,366 for 2003 in respect of the Agreement.

(c)	Restructuring of business:
      WYL has sold the business of falling in four Crown and Private timberlands units. The union for the associated employees has alleged that these sales are “contracting out” and therefore contrary to the collective agreement. WYL is defending its position through the grievance and arbitration processes. These matters are at an early stage and it is not possible to quantify the financial impact nor ascertain the final outcome.

(d)	Legal issues — other:
      WYL is subject to legal proceedings and claims related to Crown and Private, including grievances that arise in the ordinary course of their businesses; most recently from the significant changes arising from the latest Coast Master Collective Agreement. Although there can be no assurance as to the disposition of these matters and the proceedings, it is the opinion of WYL’s management, based upon the information available at this time, that the expected outcome of these matters, individually or in aggregate, will not have a materially adverse effect on the ongoing results of operations and financial condition of the Business Unit.

(e)	Withdrawal from Forest Industrial Relations Ltd. (“FIR”):
      FIR was the collective bargaining agent for WYL with respect to Crown and Private operations up to and including the most recent Coast Master Collective Agreement. WYL formally withdrew from FIR in late 2004 and may be subject to legal action and claims for damages as a result of the withdrawal. This matter is at an early stage and it is not possible to quantify the financial impact nor ascertain the final outcome.

14.	Commitments:
      The Business Unit leases various equipment under operating leases. The equipment leases cover items including logging equipment, light duty vehicles, office equipment and real estate.
      The Business Unit’s future commitments under operating leases are as follows:

2005	$3,579
2006	2,060
2007	1,050
2008	349
2009	67
Thereafter	96

$7,201

BCCG CROWN
(a Business Unit of Weyerhaeuser Company Limited)
Notes to Financial Statements — (Continued)
(Expressed in thousands of Canadian dollars, except where otherwise noted)
Years ended December 26, 2004 and December 28, 2003

15.	Segmented information:
      The Business Unit manages its business as a single operating segment, being solid wood. The Business Unit harvests logs which are sorted by species, size and quality which are then either manufactured into lumber or sold. Substantially all of the operations are located in British Columbia.

	2004	2003

Sales by location of customer:
Canada	$351,218	$337,068
Japan	245,228	239,193
United States	198,052	194,256
Europe	62,969	70,639
Asia	24,862	14,706
Other	37,932	40,877

	$920,261	$896,739

	2004	2003

Sales by product line:
Lumber	$695,299	$680,863
Logs	166,759	166,533
Chips and related by-products	52,583	44,415
Other	5,620	4,928

	$920,261	$896,739

AUDITORS’ CONSENT
The Board of Directors of
Western Forest Products Inc. (the “Company”)
      We have read the short form prospectus dated January 31, 2006 relating to the rights to subscribe for Subscription Receipts of the Company. We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.
      We consent to the incorporation by reference in the above-mentioned short form prospectus of (1) our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2004 and July 28, 2004 and the consolidated statements of operations, deficit and cash flows for the period from July 28, 2004 to December 31, 2004 and for the Company’s predecessor, Doman Industries Limited, for the period from January 1, 2004 to July 27, 2004 and for the year ended December 31, 2003 (the “Western Report”); and (2) our report to the Board of Directors of the Company on the consolidated balance sheets of Doman Industries Limited as at July 27, 2004 and December 31, 2003 and the consolidated statements of operations, deficit and cash flows for the period from January 1, 2004 to July 27, 2004 and for the years ended December 31, 2003 and 2002 (the “Doman Report”). The Western report is dated March 15, 2005 and the Doman Report is dated March 15, 2005, except as to note 17, which is as of June 15, 2005.
(Signed) KPMG LLP
Chartered Accountants
Vancouver, Canada
January 31, 2006

AUDITORS’ CONSENT
The Advisory Board of
Cascadia Forest Products Ltd.
      We have read the short form prospectus dated January 31, 2006 relating to the rights to subscribe for Subscription Receipts of Western Forest Products Inc. We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.
      We consent to the use in the above-mentioned short form prospectus of our report to the directors of Weyerhaeuser Company Limited on the balance sheets of BCCG Crown (a business unit of Weyerhaeuser Company Limited) as at December 26, 2004 and December 28, 2003 and the statements of operations, business unit equity and cash flows for each of the years then ended. Our report is dated April 29, 2005.
(Signed) KPMG LLP
Chartered Accountants
Vancouver, Canada
January 31, 2006

CERTIFICATE OF THE COMPANY
DATED: January 31, 2006
      This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario. For the purpose of the Province of Quebec, this simplified prospectus, together with documents incorporated by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) Reynold Hert	(Signed) Paul Ireland
President, Chief Executive Officer, and Director	Chief Financial Officer
On Behalf of the Board of Directors

(Signed) Lee Doney	(Signed) John B. Newman
Director	Director

C-1

SCHEDULE A

Investment & Corporate Banking 1 First Canadian Place 4th Floor, P.O. Box 150 Toronto, ON M5X 1H3 Tel.: (416) 359-4001
November 10th, 2005
The Board of Directors
Western Forest Products Inc.
435 Trunk Road, 3rd Floor
Duncan, British Columbia
V9L 2P9
To the Members of the Board of Directors:
      We understand that Western Forest Products Inc. (“WFP”, or the “Company”) has agreed to make an offer (the “Offer”) to purchase all the issued and outstanding common shares (1 share) of Cascadia Forest Products Ltd. (“Cascadia”) from Trilon Bancorp Inc., a wholly owned subsidiary of Brookfield Asset Management Inc. (“BAM”) (formerly Brascan Corporation). The purchase price is approximately C$120,000,000 plus estimated net working capital of approximately $145,000,000 (the “Purchase Price”). The terms and conditions of, and other matters relating to, the Offer are set forth in a share purchase agreement between WFP and Trilon Bancorp Inc. dated November 10, 2005 (the “Share Purchase Agreement”).
      We also understand that financing (the “Financing”) for the transaction has been secured from Tricap Management Limited (“Tricap”), which will provide both equity and debt financing to fund the acquisition of Cascadia and to refinance WFP’s existing 15% senior secured bonds (the “Refinancing”). Tricap is an indirect wholly-owned subsidiary of BAM and is the manager of the Tricap Restructuring Fund (“the Fund”). Co-investors of the Fund currently own approximately 20% of the outstanding common shares of WFP.
      The Board of Directors of WFP (the “Board”) has retained BMO Nesbitt Burns Inc. (“BMO Nesbitt Burns”) to act as financial advisor to WFP to provide advice and assistance, including the preparation and delivery of BMO Nesbitt Burns’ opinion as to the fairness of the Purchase Price offered, from a financial point of view, to the shareholders of WFP, other than Tricap (the “Opinion”).
Engagement of BMO Nesbitt Burns
      The Company initially contacted BMO Nesbitt Burns regarding a potential advisory assignment in November of 2004 and BMO Nesbitt Burns was formally engaged by the Board through an agreement between WFP and BMO Nesbitt Burns dated November 26, 2004 which was amended on November 10, 2005 (the “Engagement Agreement”). The Engagement Agreement provides the terms upon which BMO Nesbitt Burns has agreed to act as WFP’s financial advisor in connection with the Offer, including the provision of the Opinion. The terms of the Engagement Agreement provide that BMO Nesbitt Burns is to be paid a fee for its services as financial advisor, including fees on delivery of the Opinion (which is not contingent upon the Opinion being favourable) and fees that are contingent on a successful acquisition of Cascadia. In addition, BMO Nesbitt Burns is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by WFP in certain circumstances. BMO Nesbitt Burns consents to the inclusion of the Opinion in its entirety in the Prospectus related to the proposed rights offering of WFP, and to the filing thereof, as necessary, by WFP with the securities commissions or similar regulatory authorities in certain provinces of Canada.

Relationships with Interested Parties
      Neither BMO Nesbitt Burns, nor any of its affiliates (collectively, BMO), is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of WFP, Cascadia or BAM, or any of their respective associates or affiliates. BMO Nesbitt Burns has not been engaged to provide any financial advisory services nor has it participated in any financings involving WFP, Cascadia or BAM, or any of their respective associates or affiliates, within the past two years, other than (i) services provided under the Engagement Agreement, (ii) acting as financial advisor in 2003 in connection with the reorganization of WFP’s predecessor company into its current form and (iii) from time to time, other financial and advisory mandates. There are no understandings, agreements or commitments between BMO and WFP, Cascadia or BAM, or any of their respective associates or affiliates; with respect to any future business dealings (save and except a right of first offer to lead a future debt or equity financing as set out in the Engagement Letter). BMO may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for WFP, Cascadia or BAM or any of their respective associates or affiliates.
      BMO Nesbitt Burns acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of WFP, Cascadia or BAM, or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, BMO Nesbitt Burns conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to WFP, Cascadia or BAM.
Credentials of BMO Nesbitt Burns
      BMO Nesbitt Burns is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. The Opinion is the opinion of BMO Nesbitt Burns, the form and content of which have been approved for release by a committee of the directors and officers of BMO Nesbitt Burns, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.
Scope of Review
      In connection with rendering the Opinion, we have reviewed and relied upon (without attempting to verify independently the completeness or accuracy of), or carried out, among other things, the following:

(a) a draft Share Purchase Agreement dated November 10, 2005 containing the terms of the Offer;

(b) the Log Supply Agreement dated November 10, 2005;

(c) a draft of the Amended and Restated Master Agreement dated November 10, 2005;

(d) the annual report to shareholders of WFP for the fiscal period ended December 31, 2004;

(e) the audited annual financial statements and the interim financial statements, annual reports, and quarterly reports of WFP for the period ended December 31, 2004 and the interim reports of WFP for the three quarters ended September 30, 2005;

(f) the audited financial statements for period ending December 26, 2004 and December 28, 2003 of Cascadia; and the 2004 and 2005 Monthly Manufacturing Reports prepared by Cascadia;

(g) the proxy circular and initial annual information form of WFP for the fiscal period ended December 31, 2004;

(h) the “Project Yukon Management Presentation 2004” prepared by Weyerhaeuser Company and provided by WFP;

(i) the WFP and Cascadia financial forecast assumptions provided to us by WFP management;

(j) the synergy analysis prepared by WFP management;

(k) certain other internal information (including financial models, forecasts and related confidential information) prepared and provided to us by WFP management concerning the business, operations, assets, liabilities and prospects of each of Cascadia and WFP;

(l) discussions with WFP management concerning WFP’s financial condition, its future business prospects, the background to the Offer and potential alternatives to the Offer;

(m) discussions with management of Cascadia and WFP concerning Cascadia’s financial condition, its future business prospects, the background to the Offer and potential alternatives to the Offer;

(n) certain valuations of WFP;

(o) public information (including that prepared by industry research analysts) relating to the business, financial condition and trading history of WFP and other public companies we considered relevant;

(p) information with respect to precedent transactions we considered relevant;

(q) a letter of representation as to certain factual matters and the completeness and accuracy of the information upon which the Opinion is based, addressed to us and dated the date hereof, provided by senior officers of WFP; and

(r) such other information, investigations, analyses and discussions (including discussions with WFP’s legal counsel and third parties) as we considered necessary or appropriate in the circumstances.
      BMO Nesbitt Burns has not, to the best of its knowledge, been denied access by WFP to any information under its control requested by BMO Nesbitt Burns.
Prior Valuations
      Except as previously notified to us, senior officers of WFP have represented to BMO Nesbitt Burns that:

(a) there are no independent appraisals or valuations or material non-independent appraisals or valuations known to management of WFP (after due inquiry) relating to WFP or Cascadia or any of their respective securities or material assets that have been received in the preceding 24 months, and no valuation or appraisal relating to any of the foregoing has been commissioned by or on behalf of WFP or any of its subsidiaries or is known to management of WFP (after due inquiry) to be in the course of preparation; and

(b) no offers or negotiations relating to the purchase or sale of any material assets of WFP or Cascadia or with respect to all or a material portion of the securities of WFP or Cascadia have been made or received in the preceding 24 months.
Assumptions and Limitations
      Our opinion is subject to the assumptions, explanations and limitations set forth below.
      We have not been asked to prepare and have not prepared a formal valuation or appraisal of Cascadia or any of its securities or assets and our opinion should not be construed as such. We have, however, conducted such analyses as we considered necessary in the circumstances. In addition, the Opinion is not, and should not be construed as, advice as to the price at which WFP common shares may trade at any future date or advice in respect of the Financing or Refinancing. BMO Nesbitt Burns was similarly not engaged to review any legal, tax or accounting aspects of the Offer.
      With your approval and agreement, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from SEDAR or provided to us by or on behalf of WFP, BAM and their agents and advisors or otherwise obtained pursuant to our engagement, including the draft Share Purchase Agreement (the

“Information”). The Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested and, subject to the exercise of professional judgment, have not independently verified the completeness or accuracy of any such Information.
      With respect to budgets, financial forecasts, projections or estimates provided to BMO Nesbitt Burns and used in its analyses, we have noted that projecting future results of any company is inherently subject to uncertainty. However, we have assumed, and senior officers of WFP have represented, that such budgets, financial forecasts, projections and estimates (i) were reasonably prepared on bases reflecting the best currently available estimates and judgment of management of WFP and are (or were at the time and continue to be) reasonable in the circumstances; and (ii) are not, in the reasonable belief of management of WFP, misleading in any material respect in light of the assumptions used or in light of any developments since the time of their preparation.
      Senior officers of WFP have represented to BMO Nesbitt Burns, to the best of their knowledge and belief, in a certificate delivered as of the date hereof, among other things, that (i) the Information, other than budgets, financial forecasts, projections or estimates, was, at the date such Information was provided to BMO Nesbitt Burns, and is, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact or omit to state a material fact necessary to make such Information not misleading in light of the circumstances under which it was provided; (ii) since the dates on which the Information was provided to BMO Nesbitt Burns, except as disclosed in writing to BMO Nesbitt Burns, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects either of WFP or Cascadia or any of their subsidiaries and no material change has occurred in such Information or any part thereof that would have or could reasonably be expected to have a material effect on the Opinion.
      In preparing the Opinion, we have made several assumptions, including that all final versions of documents will conform in all material respects to the drafts provided to BMO Nesbitt Burns, that all of the conditions required to implement the Offer will be met without adverse condition or qualification, that the procedures being followed to implement the Offer are valid and effective, that all required documents will be distributed to the shareholders of WFP in accordance with applicable laws, and that the disclosure in such documents will be accurate and comply with the requirements of applicable laws. We also made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of BMO Nesbitt Burns and any party involved in the Offer. The Opinion is conditional upon all such assumptions being correct and there being no “misrepresentation” (as defined in the Securities Act (Ontario)) in any Information. In this context, BMO Nesbitt Burns has assumed that there is no material information relating to the business operations, capital or prospects of WFP or Cascadia that has not been publicly disclosed by WFP or BAM or disclosed to BMO Nesbitt Burns by WFP or BAM.
      The Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of WFP and Cascadia as they are reflected in the Information.
      The Opinion is provided for the exclusive use of the Board and may not be relied upon by any other person. Except as contemplated herein, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.
      BMO Nesbitt Burns disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Nesbitt Burns after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, BMO Nesbitt Burns reserves the right to change, modify or withdraw the Opinion.
      The preparation of the Opinion is a complex process and is not necessarily capable of being partially analyzed or summarized. BMO Nesbitt Burns believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Opinion. The Opinion should be read in its entirety and should not be construed as a recommendation to the Board or any shareholder in respect of the Financing or Refinancing.
Opinion
      Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion, as of the date hereof that the Purchase Price is fair, from a financial point of view, to the shareholders of WFP, other than Tricap.
Yours truly,
BMO Nesbitt Burns Inc.

SCHEDULE B

Scotia Capital Inc.
Scotia Plaza
40 King Street West
Box 4085, Station “A”
Toronto, Ontario
Canada M5W 2X5
November 10, 2005
Special Committee of the Board of Directors
Western Forest Products Inc.
3rd Floor, 435 Trunk Road
Duncan, BC V9L 2P9
To the Special Committee:
      Scotia Capital Inc. (“Scotia Capital”) understands that Western Forest Products Inc. (“WFP” or the “Company”) has entered into an agreement (the “Acquisition Agreement”) with Trilon Bancorp Inc. (“Trilon”), an indirect wholly-owned subsidiary of Brookfield Asset Management Inc. (“Brookfield”, formerly Brascan Corporation), pursuant to which WFP will acquire from Trilon all of the outstanding common shares of Cascadia Forest Products Ltd. (“Cascadia”) (the “Shares”) for a purchase price of C$118,400,000 plus the amount of Cascadia’s net working capital, currently estimated to be approximately C$145,000,000, with certain adjustments (the “Acquisition”). WFP will finance the Acquisition through a rights offering (the “Rights Offering”) by way of a prospectus, whereby holders of common shares of WFP (the “Common Shares”) will be entitled to purchase subscription receipts that are exchangeable for Common Shares (the “Subscription Receipts”) for an aggregate purchase price of C$295,000,000.
      The proceeds of the Rights Offering will be provided to WFP upon the exchange of the Subscription Receipts for Common Shares on the closing date of the Acquisition following the satisfaction of all the exchange conditions, which include the receipt of certain regulatory approvals and the completion of the Acquisition. Tricap Management Limited (“Tricap”), an indirect wholly-owned subsidiary of Brookfield, will enter into a standby purchase agreement (the “Standby Agreement”) with WFP pursuant to which Tricap will commit to purchase all of the Subscription Receipts not otherwise purchased by holders of the rights pursuant to the Rights Offering.
      Following the closing of the Rights Offering, Tricap, the co-investors of the Tricap Restructuring Fund and any person to whom Tricap or the co-investors assign their rights in accordance with the Standby Agreement (the “Tricap Group”), will have the option to purchase on a private placement basis within 10 days of the closing date of the Rights Offering an additional number of Subscription Receipts that would result in the Tricap Group holding 45% of the outstanding Common Shares on a fully diluted basis, if such 45% holding is not otherwise reached under the terms of the Rights Offering and Standby Agreement (the “Private Placement”). Currently the co-investors in the Tricap Restructuring Fund include Trilon (approximately 48% ownership), CPP Investment Board, CIBC Capital Partners, TD Capital Group Limited and GE Capital Corporation.
      WFP will enter into a credit facilities agreement with Tricap pursuant to which Tricap, or such other entity as may be designated by Tricap on behalf of the Brookfield Bridge Lending Fund, will provide to WFP senior secured credit facilities of US$187,500,000 and C$90,000,000 (collectively, the “Credit Facilities”).
The Scotia Capital Trademark represents the corporate and investment banking businesses of The Bank of Nova Scotia, Scotia Capital Inc. and Scotia Capital (USA) Inc. — all members of the Scotiabank Group. Scotia Capital Inc. is a subsidiary of The Bank of Nova Scotia.

The Credit Facilities will be used by WFP to refinance all existing indebtedness relating to WFP’s outstanding 15% senior secured notes, to fund a portion of the Acquisition price and to fund additional working capital.
      The Acquisition, along with its related financings and refinancings through the Rights Offering, the Standby Agreement, the Private Placement and the Credit Facilities, shall for the purposes of this letter be collectively referred to as the “Transaction”. We understand from the legal counsel to the Special Committee (as defined below) that (i) the Transaction is a “related party transaction” under the Ontario Securities Commission’s Rule 61-501 and the corresponding Regulation Q-27 of the Autorité des marchés financiers en Québec (collectively, “Rule 61-501”), (ii) based upon the support for the Transaction of significant WFP shareholder Harbert Distressed Investment Master Fund Ltd. (“Harbert”) the Transaction will be exempt from Rule 61-501 valuation and minority approval requirements, and (iii) based upon support from significant WFP shareholders’ Harbert and Merrill Lynch Investment Managers, L.P. (“Merrill Lynch”), the Toronto Stock Exchange will not require formal WFP shareholder approval of the Rights Offering or the Private Placement.
      Scotia Capital understands that a special committee of independent directors (the “Special Committee”) of the board of directors (the “Board”) of the Company has been appointed to consider the Transaction and to make recommendations thereon to the Board. The Special Committee retained Scotia Capital to act as its financial advisor in respect of the Transaction and to prepare an opinion (the “Opinion”) as to the fairness of the Transaction, from a financial point of view, to WFP shareholders other than Brookfield and its affiliates and their respective associates (“Minority Shareholders”). The Special Committee instructed Scotia Capital not to prepare, and Scotia Capital has not prepared, a formal valuation of the Company or Cascadia or any of their securities or assets, for purposes of Rule 61-501 or otherwise, and the Opinion should not be construed as such. Scotia Capital has, however, conducted such analyses as it considered necessary in the circumstances. This Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Dealers Association of Canada but the Association has not been involved in the preparation or review of this Opinion.
Overview of Cascadia
      Through the acquisition of Cascadia, WFP will acquire:

•	3.6 million cubic meters of annual Crown harvest rights located in coastal British Columbia;

•	Four sawmills and four remanufacturing facilities on Vancouver Island and the lower British Columbia Mainland with total annual production capacity of approximately 600 million board feet of lumber, as well as the leased Island Phoenix division sawmill on Vancouver Island;

•	A custom-cut business, which involves the sawing of high value lumber products to order for customers in Asia; and

•	A global marketing and sales organization, including offices in Canada, Japan, Australia and China, with agency relationships worldwide.
Engagement of Scotia Capital
      The Special Committee initially contacted Scotia Capital regarding a potential engagement in relation to the Transaction on or about September 23, 2005. Scotia Capital was formally engaged by the Special Committee pursuant to an agreement between the Company and Scotia Capital dated as of September 29, 2005 (the “Engagement Agreement”).
      The terms of the Engagement Agreement provide that Scotia Capital is to be paid a fee of $500,000 for the provision of the Opinion and a work fee. In addition, Scotia Capital is to be reimbursed for reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances. The fee payable to Scotia Capital is not contingent in whole or in part on the outcome of the Transaction or on the conclusions reached in the Opinion.

Credentials of Scotia Capital
      Scotia Capital represents the global corporate and investment banking businesses and capital markets platform of Scotiabank Group (“BNS”), one of North America’s premier financial institutions. In Canada, Scotia Capital is one of the country’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing fairness opinions.
      The Opinion expressed herein represents the opinion of Scotia Capital and the form and content thereof have been approved for release by a committee of directors and other professionals of Scotia Capital, each of whom are experienced in merger, acquisition, divestiture, fairness opinion and valuation matters.
Independence of Scotia Capital
      Scotia Capital is a wholly owned subsidiary of BNS. None of Scotia Capital or any of its affiliated entities is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of WFP, Brookfield or any of their respective associates or affiliates.
      BNS provides and has provided banking services in the normal course of business to Brookfield, and some of its associates and affiliates. The fees received by BNS in connection with the above activities are not material to BNS or its affiliates. In addition, Scotia Capital may have provided in the normal course of business other investment banking functions to Brookfield or some of its respective associates or affiliates. The fees received in connection with such activities are not material to Scotia Capital and BNS as a whole. In 2005, BNS provided bridge financing to Island Timber L.P. (a subsidiary of Brookfield) with respect to its acquisition of certain assets from Weyerhaeuser Company. Also in 2005, Scotia Capital acted as joint-lead underwriter to Island Timber L.P. with respect to its US$410 million debt private placement.
      There are no understandings, agreements or commitments between Scotia Capital, or any affiliated entity of Scotia Capital, on the one hand, and the Company or Brookfield or any of their respective associates or affiliates on the other hand, with respect to any future business dealings. Scotia Capital may, in the future, in the ordinary course of its business, perform financial advisory, investment banking or corporate lending services for WFP or Brookfield or for any of their respective associates or affiliates.
      Scotia Capital acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, it and BNS may have had and may have positions in the securities of the Company, Brookfield or any of their associates or affiliates from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, Brookfield or any of their affiliates, or with respect to the Transaction.
Scope of Review
      In preparing the Opinion, Scotia Capital has reviewed, considered and relied upon (without attempting to verify independently the completeness or accuracy thereof), among other things:

(a) the acquisition agreement and master agreement related to the Transaction;

(b) the subscription receipt agreement related to the Transaction;

(c) the senior secured credit facilities term sheet related to the Transaction;

(d) the commitment letter in respect of the secured credit facility between CIT Business Credit Canada Inc. and the Company;

(e) the standby agreement;

(f) the Harbert support letter related to the Transaction;

(g) the Merrill Lynch support letter related to the Transaction;

(h) annual reports of the Company (and its predecessor Doman Industries Ltd.);

(i) proxy statements and management information circulars of the Company (and its predecessor Doman Industries Ltd.);

(j) annual information forms of the Company (and its predecessor Doman Industries Ltd.);

(k) audited financial statements of the Company (and its predecessor Doman Industries Ltd.);

(l) interim unaudited quarterly reports of the Company;

(m) management’s discussion and analysis of the financial condition and results of the operations of the Company (and its predecessor Doman Industries Ltd.);

(n) draft financial projections prepared by the Company for the 2005 and 2006 fiscal year;

(o) two previously completed valuations of Doman Industries Ltd.;

(p) various internal management reports with respect to the Company;

(q) unaudited summary financial statements of Cascadia;

(r) information obtained during or in connection with our participation in site visits, meetings and discussions with representatives of the senior management of WFP and, to a lesser extent, Cascadia to discuss the business, operations, financial position and certain other financial and operating data of WFP and Cascadia including, but not limited to, the following:

•	one due diligence session with senior management of Cascadia;

•	site visits to certain of WFP’s and Cascadia’s facilities;

•	discussions with the Special Committee;

•	discussions with legal counsel to WFP and legal counsel to the Special Committee;

•	discussions with representatives of the senior management of WFP; and

•	discussions with the financial advisors of WFP;

(s) selected industry information including, but not limited to, the following:

•	commodity production and sales volume estimates from commercially available sources;

•	foreign exchange rate projections from commercially available sources; and

•	research reports for WFP and general industry reports;

(t) public information relating to the business, operations, financial performance of the Company and Cascadia and stock trading history of the Company and other selected public companies considered by us to be relevant;

(u) public information with respect to other transactions of a comparable nature considered by us to be relevant;

(v) representations contained in certificates addressed to Scotia Capital, as of the date hereof, from senior officers of the Company as to the completeness, accuracy and fair presentation of the information upon which the Opinion is based; and

(w) such other corporate, industry and financial market information, investigations and analyses as Scotia Capital considered necessary or appropriate in the circumstances.

      Scotia Capital has not, to the best of its knowledge, been denied access by the Company to any information requested by Scotia Capital. Scotia Capital had limited access to Cascadia management and operations and did not receive financial projections from Cascadia.
Assumptions and Limitations
      The Opinion is subject to the assumptions, explanations and limitations set forth below.
      Scotia Capital has relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources or that was provided to us by WFP and Brookfield and their respective associates and affiliates and their respective advisors or otherwise, including for greater certainty, without limiting the generality of the foregoing, third-party reports and opinions referred to in paragraph (o) under “Scope of Review” (collectively, the “Information”), and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that Information not misleading. The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as described herein, Scotia Capital has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information. With respect to the financial forecasts and budgets provided to Scotia Capital and used in the analyses supporting the Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of WFP and Cascadia as well as selected third-party experts, as the case may be, as to the matters covered thereby and in rendering the Opinion we express no view as to the reasonableness of such forecasts or budgets or the assumptions on which they are based.
      Senior management of WFP have represented to Scotia Capital in separate certificates delivered as at the date hereof, among other things, that to the best of their knowledge: (a) WFP has no information or knowledge of any facts public or otherwise not specifically provided to Scotia Capital relating to WFP or any of its subsidiaries or affiliates which would reasonably be expected to affect materially this Opinion; (b) with the exception of forecasts, projections or estimates referred to in clause (d) below, the written information and data provided to Scotia Capital, written by or on behalf of WFP, or otherwise provided or made available to Scotia Capital in connection with the Transaction in respect of WFP and its subsidiaries or affiliates and Cascadia is or, in the case of historical information or data, was, at the date of preparation, true and accurate in all material respects and no additional material, data or information would be required to make the data provided to Scotia Capital not misleading in light of circumstances in which it was prepared; (c) to the extent that any of the information or data identified in paragraph (b) is historical, there have been no changes in material facts or new material facts since the respective dates thereof which have not been disclosed to Scotia Capital or updated by more current information or data disclosed; and (d) any portions of the information or data provided to Scotia Capital which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of WFP, are (or were at the time of preparation) reasonable in the circumstances.
      Scotia Capital has relied on forecasts for Cascadia that were prepared by WFP’s management. Cascadia management did not provide forward looking projections and Scotia Capital had minimal due diligence opportunities with Cascadia management. Furthermore, Scotia Capital was unable to identify reliable commodity pricing benchmarks for certain of Cascadia’s and the Company’s products.
      The Opinion is rendered on the basis of the securities markets, economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company, Brookfield and their respective subsidiaries and affiliates, as they were reflected in the Information and as they were represented to Scotia Capital in discussions with the management of the Company or otherwise certified to us, as at the date hereof. In its analyses and in preparing the Opinion, Scotia Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters which Scotia Capital believe to be reasonable and appropriate in the exercise of its professional judgment, many of which are beyond the control of Scotia Capital or any party involved in the Transaction.

      The Opinion has been provided for the use of the Special Committee and may not be used by any other person or relied upon by any other persons, other than the Special Committee without the express prior written consent of Scotia Capital. Scotia Capital specifically disclaims any opinion as to the fairness of the Transaction to Brookfield or any of their related or affiliated entities. The Opinion is given as of the date hereof and Scotia Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotia Capital after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Scotia Capital reserves the right to, but has no obligation to, change, modify or withdraw the Opinion.
      Scotia Capital has assumed that all conditions precedent to the completion of the Transaction can be satisfied in due course, without any material waivers, and that all consents, permissions, exemptions or orders of third parties and relevant authorities will be obtained, without material adverse condition or qualification and without material cost to WFP or Cascadia. Scotia Capital has also assumed that all draft documents referred to under “Scope of Review” above are accurate reflections, in all material respects, of the final form of such documents. Furthermore, Scotia Capital’s opinion is based on an offering price for the Subscription Receipts under the Rights Offering and under the Standby Agreement that is not less than C$1.65.
      The Opinion is not to be construed as a recommendation to any WFP shareholder as to whether to exercise their rights in connection with the Transaction, to purchase Subscription Receipts or otherwise. The opinion does not address the merits of the underlying decision of the Company to engage in the Transaction, as compared to other business strategies which might be available. In that regard, we were not retained to, and did not, solicit third party indications of interest in engaging in any other transaction with the Company. Furthermore, this Opinion does not express, and should not be construed to express, a view as to the solvency of the Company, either today or following the completion of the Transaction, or a view as to the price at which shares of the Company may trade following completion of the Transaction.
Value Considerations
      In support of the Opinion, Scotia Capital has performed certain financial analyses on Cascadia, based on the methodologies and assumptions that Scotia Capital considered appropriate in the circumstances for the purposes of providing this Opinion. As part of the analyses and investigations carried out in the preparation of the Opinion, Scotia Capital reviewed and considered the items outlined under “Scope of Review” including, but not limited to, the historical and projected financial statements of Cascadia.
      Scotia Capital has focused principally upon the following methodologies:

(i)	Discounted cash flow approach (“DCF Approach”);

(ii)	Precedent Transactions Approach (as defined below); and

(iii)	Comparable Trading Approach (as defined below).
      The DCF Approach employed by Scotia Capital involved the calculation of the enterprise value of Cascadia by discounting to a present value the unlevered free cash flows (“UFCFs”) of Cascadia expected to be generated between January 1, 2006 and December 31, 2010 as well as a terminal value, determined as at December 31, 2010, such value also having been discounted to a present value. The UFCFs were based on WFP’s management prepared projected financial statements for Cascadia. The projected UFCFs of Cascadia were discounted at the estimated weighted average cost of capital for Cascadia, calculated based upon Cascadia’s after-tax cost of debt and equity and weighted based upon an assumed capital structure for Cascadia.
      Scotia Capital also considered potential synergies that WFP could realize from the acquisition of 100% of Cascadia including, but not limited to, benefits arising from revenue enhancement, cost savings, and capital expenditure reductions.
      Scotia Capital also compared the proposed financial terms of the Transaction to corresponding financial terms, to the extent publicly available, of selected transactions in the forest products industry (the “Precedent

Transactions Approach”). When employing the Precedent Transactions Approach, Scotia Capital considered enterprise value to EBITDA to be the primary metric.
      Scotia Capital also compared the proposed financial terms of the Transaction to trading multiples of selected public companies in the forest products industry (the “Comparable Trading Approach”). When employing the Comparable Trading Approach, Scotia Capital considered enterprise value to EBITDA to be the primary metric.
      Scotia Capital also performed a discounted cash flow analysis for WFP, on a stand-alone basis and pro forma for the Transaction, to arrive at a view of the impact of the Transaction on the Company. Such discounted cash flow analysis utilized projected financial statements for WFP and Cascadia, both prepared by WFP management.
      Scotia Capital was made aware of two prior valuation analyses prepared for the Company in the past 24 months (together the “Reports”). Scotia Capital reviewed the Reports, but their analysis or conclusions were not relied upon in the preparation of, and did not affect the conclusions reached in this Opinion. Since the time of the preparation of the Reports: (i) the Company has completed a financial reorganization; (ii) economic factors, including such items as interest rates, commodity prices and foreign currency exchange rates, have changed; and (iii) future prospects of the Company’s operations have changed.
Fairness Considerations
      In reaching its conclusion in the Opinion, Scotia Capital considered, among other things, the following factors:

(a) the Acquisition purchase price is consistent with the discounted cash flow analysis prepared by Scotia Capital;

(b) the implied transaction multiples derived from the Acquisition purchase price are in line with precedent transaction multiples;

(c) the Transaction will reduce WFP’s overall leverage ratios and should provide an increase in capital and cash flow to fund the operations of the Company over the amounts currently available to the Company;

(d) a letter of support for the Transaction provided by Harbert, who is WFP’s largest shareholder and is independent of Brookfield and their subsidiaries and affiliates;

(e) the level of synergies that could be achieved by combining WFP and Cascadia; and

(f) the Transaction could provide shareholders with a more liquid market for their WFP shares.
Conclusion
      Based upon and subject to the foregoing and such other matters as we considered relevant, Scotia Capital is of the opinion that, as of the date hereof, the Transaction is fair from a financial point of view to Minority Shareholders.
Yours very truly,
(Signed) SCOTIA CAPITAL INC.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
EXHIBITS.
      The Exhibits to this Registration Statement are:

Exhibit
Number	Exhibit

2.0	Western Forest Product Inc.’s (“Western”) audited consolidated financial statements, the notes thereto and the auditors report thereon for the fiscal period ended December 31, 2004 (previously filed with the SEC on April 15, 2005 on Form 6-K), together with the amended MD&A for such audited consolidated financial statements (previously filed with the SEC on January 20, 2006 on Form 6-K)

2.1	Western’s unaudited comparative interim consolidated financial statements for the three and nine months ended September 30, 2005 and the notes thereto contained in Western’s quarterly report together with MD&A for such interim consolidated financial statements (previously filed with the SEC on December 15, 2005 on Form 6-K)

2.2	Western’s management proxy circular dated May 9, 2005 prepared in connection with the annual meeting of Western’s shareholders held on June 15, 2005 (previously filed with the SEC on May 27, 2005 on Form 6-K)

2.3	Western’s annual information form for the fiscal period ended December 31, 2004, dated March 24, 2005 (previously filed with the SEC on April 15, 2005 on Form 6-K)

2.4	Western’s material change report dated January 12, 2005 with respect to the settlement framework agreement with the British Columbia Ministry of Forests (previously filed with the SEC on February 1, 2005 on Form 6-K)

2.5	Western’s material change report dated January 21, 2005 with respect to the appointment of a new Chief Financial Officer (previously filed with the SEC on February 1, 2005 on Form 6-K)

2.6	Western’s material change report dated June 17, 2005 with respect to taking down-time at certain operations and the deferring of 50% of interest due on the U.S.$221,000,000 15% senior secured notes (the “Secured Bonds”) (previously filed with the SEC on June 22, 2005 on Form 6-K)

2.7	Western’s material change report dated August 12, 2005 with respect to the permanent closure of its Silvertree sawmill and the indefinite curtailment of its Saltair sawmill (previously filed with the SEC on August 17, 2005 on Form 6-K)

2.8	Western’s material change report dated August 22, 2005 with respect to its results for the second quarter ended June 30, 2005 (previously filed with the SEC on August 29, 2005 on Form 6-K)

2.9	Western’s material change report dated November 21, 2005 with respect to Western’s acquisition of Cascadia Forest Products Ltd. (the “Acquisition”) and new equity and debt financing sufficient to fund the Acquisition, refinance Western’s outstanding Secured Bonds and provide working capital (previously filed with the SEC on December 15, 2005 on Form 6-K)

2.10	the audited consolidated financial statements of Doman Industries Limited for the period from January 1, 2004 to July 27, 2004 and for the years ended December 31, 2003 and 2002 contained in Item 17 of Western’s Annual Report (previously filed with the SEC on January 4, 2006 on Form 20-F/A (Amendment No. 2))

2.11	Western’s amended material change report dated December 23, 2005 with respect to the closure of its Squamish pulp mill, entering into a new long-term fibre supply agreement and the acquisition of TFL 37 as part thereof (previously filed with the SEC on January 17, 2006 on Form 6-K)

3.0	Consent of Torys LLP

3.1	Consents of KPMG LLP

3.2	Consent of BMO Nesbitt Burns Inc.

3.3	Consent of Scotia Capital Inc.

II-1

PART III
CONSENT TO SERVICE OF PROCESS
      Not applicable.

III-1

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Duncan, Province of British Columbia on the 1st day of February, 2006.

WESTERN FOREST PRODUCTS INC.

By:	/s/ Reynold Hert

Reynold Hert
President and Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

* Reynold Hert		President, Chief Executive Officer and Director	February 1, 2006

/s/ Paul Ireland Paul Ireland		Chief Financial Officer	February 1, 2006

* John MacIntyre		Director and Chairman of the Board	February 1, 2006

* Lee Doney		Director	February 1, 2006

* Peter Gordon		Director	February 1, 2006

* John Lacey		Director	February 1, 2006

* James Arthurs		Director	February 1, 2006

* John B. Newman		Director	February 1, 2006

*By:	/s/ Paul Ireland Paul Ireland	Attorney-in-Fact	February 1, 2006

III-2

      Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of Western Forest Products Inc. in the United States in New York, New York, on the 2nd day of February, 2006.

CT CORPORATION

By:	/s/ Michael J. Mitchell

Name: Michael J. Mitchell
Title: Assistant Secretary

III-3

INDEX TO EXHIBITS

Exhibit
Number	Exhibit

2.0	Western Forest Product Inc.’s (“Western”) audited consolidated financial statements, the notes thereto and the auditors report thereon for the fiscal period ended December 31, 2004 (previously filed with the SEC on April 15, 2005 on Form 6-K), together with the amended MD&A for such audited consolidated financial statements (previously filed with the SEC on January 20, 2006 on Form 6-K)

2.1	Western’s unaudited comparative interim consolidated financial statements for the three and nine months ended September 30, 2005 and the notes thereto contained in Western’s quarterly report together with MD&A for such interim consolidated financial statements (previously filed with the SEC on December 15, 2005 on Form 6-K)

2.2	Western’s management proxy circular dated May 9, 2005 prepared in connection with the annual meeting of Western’s shareholders held on June 15, 2005 (previously filed with the SEC on May 27, 2005 on Form 6-K)

2.3	Western’s annual information form for the fiscal period ended December 31, 2004, dated March 24, 2005 (previously filed with the SEC on April 15, 2005 on Form 6-K)

2.4	Western’s material change report dated January 12, 2005 with respect to the settlement framework agreement with the British Columbia Ministry of Forests (previously filed with the SEC on February 1, 2005 on Form 6-K)

2.5	Western’s material change report dated January 21, 2005 with respect to the appointment of a new Chief Financial Officer (previously filed with the SEC on February 1, 2005 on Form 6-K)

2.6	Western’s material change report dated June 17, 2005 with respect to taking down-time at certain operations and the deferring of 50% of interest due on the U.S.$221,000,000 15% senior secured notes (the “Secured Bonds”) (previously filed with the SEC on June 22, 2005 on Form 6-K)

2.7	Western’s material change report dated August 12, 2005 with respect to the permanent closure of its Silvertree sawmill and the indefinite curtailment of its Saltair sawmill (previously filed with the SEC on August 17, 2005 on Form 6-K)

2.8	Western’s material change report dated August 22, 2005 with respect to its results for the second quarter ended June 30, 2005 (previously filed with the SEC on August 29, 2005 on Form 6-K)

2.9	Western’s material change report dated November 21, 2005 with respect to Western’s acquisition of Cascadia Forest Products Ltd. (the “Acquisition”) and new equity and debt financing sufficient to fund the Acquisition, refinance Western’s outstanding Secured Bonds and provide working capital (previously filed with the SEC on December 15, 2005 on Form 6-K)

2.10	the audited consolidated financial statements of Doman Industries Limited for the period from January 1, 2004 to July 27, 2004 and for the years ended December 31, 2003 and 2002 contained in Item 17 of Western’s Annual Report (previously filed with the SEC on January 4, 2006 on Form 20-F/A (Amendment No. 2))

2.11	Western’s amended material change report dated December 23, 2005 with respect to the closure of its Squamish pulp mill, entering into a new long-term fibre supply agreement and the acquisition of TFL 37 as part thereof (previously filed with the SEC on January 17, 2006 on Form 6-K)

3.0	Consent of Torys LLP

3.1	Consents of KPMG LLP

3.2	Consent of BMO Nesbitt Burns Inc.

3.3	Consent of Scotia Capital Inc.

III-4